Form 10-K405, Exhibit 13
period 1996-12-31
BROOKTROUT TECHNOLOGY INC
filed 1997-03-26
CIK 754516

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM
ACT OF 1995

Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements which involve risk and uncertainties. The uncertainties include, but are not limited to, economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission.

INTRODUCTION

On May 29, 1996, the Company acquired Technically Speaking, Inc. (TSI), which develops and markets an object-oriented development environment for enterprise-wide, client/server voice, fax and computer telephony applications. In connection with the acquisition, the Company issued approximately 713,000 shares of common stock to TSI stockholders in exchange for all of their interest in TSI. The acquisition was accounted for as a pooling of interests and the accounts of the Company have been retroactively restated to include TSI for all periods presented.

YEARS ENDED DECEMBER 31, 1996 AND 1995

Revenue during the year ended December 31, 1996 increased by approximately 52%, to $58.8 million, up from $38.7 million in 1995. The increase in 1996 revenue was attributable to increased shipments of TR Series products, OEM voice systems and fax systems. Increased sales reflect the growth of the principal market segments served by the Company's products, especially the manufacture and sale of fax products for use on local area networks and the manufacture and sale of fax and OEM systems.

     Cost of product sold was $26.1 million, or 44% of revenue in 1996, compared to $17.8 million, or 46% of revenue, in 1995. Gross profit percentage was 56% for 1996 and 54% for 1995. This increase in gross profit percentage was the result of a higher proportion of TR Series product shipments, which carry a comparatively higher gross margin than OEM systems.

     Research and development expense was $7.2 million, or 12% of revenue in 1996, compared with $4.8 million, or 13% of revenue in 1995. The dollar increase in 1996 reflects the Company's continuing development efforts for its TR Series product family and computer telephony development tools, as well as fax and OEM systems development. As a result of a higher dollar increase in the Company's revenues, however, the percentage decreased. The Company intends to continue to commit significant resources to product development and expects that research and development expenditures will be approximately 13% to 15% of revenue for the foreseeable future.

     Selling, general and administrative expense was $13.7 million in 1996, compared with $9.1 million in 1995. This higher expense level resulted from increased staffing, promotional activities and travel. The Company's promotional activities in 1996 were directed primarily towards increased levels of advertising in industry publications and participation in trade shows. As a percentage of revenue, selling, general and administrative expense was 23% of revenue for 1996 and 24% of revenue for 1995.

     During the year ended December 31, 1996, the Company incurred approximately $1.2 million in costs related to the acquisition of and merger with TSI. These costs related to professional fees for legal and accounting advice, investment banking fees, and certain costs related to the integration of the operations of the two companies. Interest and other income was $1.3 million in 1996, compared with $967,000 in 1995, reflecting higher investable cash balances coupled with higher interest rates.

     The Company's effective tax rate was 43% for the year ended December 31, 1996 and 34% for the year ended December 31, 1995. The effective rate for 1996 increased due primarily to certain merger related costs which are not deductible for tax purposes.

--------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, 1995 AND 1994

Revenue during the year ended December 31, 1995 increased by approximately 55%, to $38.7 million, up from $24.9 million in 1994. The increase in 1995 revenue was attributable to increased shipments of TR Series products, OEM systems and fax systems, and increased consulting activity. Increased sales in 1995 reflect the growth of the principal market segments served by the Company's products, especially the manufacture and sale of fax products for use on local area networks and the manufacture and sale of fax and voice systems for sale to OEMs, telephone companies and other service companies, together with steps taken by the Company in 1994 and 1995 to develop a reseller sales channel and to implement Windows NT capability for its TR Series products. Revenue from software related products during the year ended December 31, 1995 increased by approximately 210%, to $4.5 million, up from $1.5 million in 1994. The increase in revenue was primarily attributable to increased revenue from software licensing (a $1.7 million increase), consulting service activity (a $760,000 increase) and hardware sales (a $572,000 increase).

     Cost of product sold was $17.8 million, or 46% of revenue in 1995, compared to $12.1 million, or 48% of revenue, in 1994. Gross profit percentage was 54% for 1995 and 52% for 1994. This increase in gross profit percentage was the result of a higher proportion of TR Series product shipments coupled with decreases in product costs on OEM systems. In addition, there was a higher proportion of software revenue related to source code licenses and consulting, both of which have a relatively low incremental cost of product sold.

     Research and development expense was $4.8 million, or 13% of revenue in 1995, compared with $3.5 million, or 14% of revenue in 1994. The dollar increase in 1995 reflects the Company's continuing development efforts for its TR Series product family, its fax and OEM systems development, as well as its computer telephony development tools. As a result of a higher percentage increase in the Company's revenue, however, the percentage decreased.

     Selling, general and administrative expense was $9.1 million in 1995, compared with $5.7 million in 1994. This higher expense level resulted from increased staffing, promotional activities and travel. Selling, general and administrative staff levels increased from 26 employees on December 31, 1994 to 35 employees on December 31, 1995. The Company's promotional activities in 1995 were directed primarily towards increased levels of advertising in industry publications and participation in trade shows. As a percentage of revenue, selling, general and administrative expense was 24% of revenue for 1995 and 23% of revenue in 1994.

     Interest and other income was $967,000 in 1995 compared with $604,000 in 1994, reflecting higher interest rates coupled with higher investable cash balances. Interest expense for 1995 decreased to $7,000 from the 1994 expense of $10,000 because of lower levels of debt outstanding.

     The Company's effective tax rate was 34% for the year ended December 31, 1995 and 38% for the year ended December 31, 1994. The effective rate for 1995 decreased primarily due to a significant increase in TSI income, which was not subject to tax due to TSI's status as a Subchapter S corporation, offset slightly by shifts in the Company's state tax position and reduced availability of credits at the federal and state level.

LIQUIDITY AND CAPITAL RESOURCES

During 1996, 1995 and 1994, the Company funded its operations primarily through operating revenue. In July 1996, the Company renewed its working capital line of credit. Under the renewed line of credit the Company may borrow up to $7,500,000 on an unsecured basis, all of which may be used for issuance of letters of credit, subject to compliance with certain covenants. The line of credit will expire in July 1997 and at that time any outstanding balances would be payable in full. The Company expects to renew the line of credit on similar

RESULTS OF OPERATIONS continued
--------------------------------------------------------------------------------
terms as those in place at present. Any amounts borrowed under the line would be subject to interest at the bank's prime rate. On December 31, 1996 commitments outstanding on letters of credit totaled $84,000 which are to be used for future inventory purchases; no borrowings have been made during any period presented.

     The Company's working capital increased from $24.8 million at December 31, 1995 to $43.4 million at December 31, 1996. The increase was primarily attributable to higher cash and equivalent and marketable securities balances as a result of increased profitability and the successful completion of a public offering of stock in August 1996 which raised approximately $11.1 million.

     During 1996, 1995 and 1994, the Company purchased approximately $3,400,000, $646,000, and $269,000, respectively, in equipment. The Company currently has no material commitments for additional capital expenditures.

     The pricing of the Company's products and costs of its goods are generally determined by current market conditions. Market conditions can be impacted by inflation, however, the Company believes that inflation has not had a significant effect on its operations to date.

     The Company has an operating lease commitment for an office and manufacturing facility. The lease agreement expires in October, 2006 and the Company has the option to extend the lease for up to 10 years. The lease agreement requires the Company to pay all of the building's taxes, insurance and maintenance costs (see Note 7 to the consolidated financial statements). The Company has also signed operating lease commitments for office space in Belgium, Singapore, California, Colorado and Connecticut. The Belgium lease is for a period of 3 years, while the rest of the leases are for 1 year or less.

     The Company anticipates that cash flows from operations, together with current cash and marketable securities balances and funds available under the Company's line of credit, will be sufficient to meet the Company's working capital and capital equipment expenditure requirements for the foreseeable future.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128), which will be effective for fiscal 1997. SFAS 128 will require the Company to restate amounts previously reported as earnings per share to comply with the requirements of the new standard; while the Company is in the process of evaluating the impact of SFAS 128, it does not expect that adoption will have a dilutive effect on previously reported earnings per share.


FOOTNOTES TO SELECTED CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------------

(1) All financial information herein has been restated to reflect the acquisition of Technically Speaking, Inc. (TSI) by the Company on May 29, 1996, in a transaction accounted for as a pooling-of-interests. The accompanying financial information now includes the accounts of TSI for all periods presented.

(2) Includes effect of change in accounting for income taxes of $337,000 for 1993. Includes extraordinary item representing a reduction of income taxes (due to carryforward of prior years' operating losses) of $456,000 for 1992.

(3) Pro forma income per common share is based upon reported net income adjusted for pro forma tax charges of $5,000, $424,000, $34,000, and $42,000 for the years ended December 31, 1996, 1995, 1994 and 1993, respectively, on TSI income. TSI had elected to be taxed as a Subchapter S corporation for income tax purposes. Under this election, income was taxed directly to TSI stockholders. Accordingly, TSI's historical financial statements did not include a charge for income taxes.

BROOKTROUT TECHNOLOGY, INC.
================================================================================
SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)                                YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------------------------------------------
                                                   1996          1995          1994          1993          1992
                                                   ----          ----          ----          ----          ----
STATEMENT OF OPERATIONS DATA(1)
Revenue ...................................      $58,827       $38,673       $24,888       $18,060       $12,365
Costs and expenses:
   Cost of  product sold ..................       26,059        17,759        12,055         8,734         5,800
   Research and development ...............        7,175         4,822         3,523         2,584         1,852
   Selling, general and administrative ....       13,666         9,144         5,686         4,294         2,804
   Acquisition related charges ............        1,236            --            --            --            --
                                                 -------       -------       -------       -------       -------
Income from operations ....................       10,691         6,948         3,624         2,448         1,909
Other income (expense):
   Interest/other income ..................        1,283           967           604           494           140
   Interest expense .......................           (1)           (7)          (10)          (15)          (22)
                                                 -------       -------       -------       -------       -------
        Total other income ................        1,282           960           594           479           118
                                                 -------       -------       -------       -------       -------
Income before income tax provision and
  extraordinary and other items ...........       11,973         7,908         4,218         2,927         2,027
Income tax provision ......................        5,108         2,705         1,589           986           810


Income before extraordinary and other items        6,865         5,203         2,629         1,941         1,217
Extraordinary and other items(2) ..........           --            --            --           337           456


                                                 -------       -------       -------       -------       -------
Net income ................................      $ 6,865       $ 5,203       $ 2,629       $ 2,278       $ 1,673
                                                 =======       =======       =======       =======       =======

Income per common share:
   Before extraordinary and other items ...      $  0.63       $  0.52       $  0.27       $  0.20       $  0.19
   Net income .............................         0.63          0.52          0.27          0.23          0.26
Pro forma income per common share(3):
   Before extraordinary and other items ...         0.63          0.47          0.26          0.19          0.19
   Net income .............................      $  0.63       $  0.47       $  0.26       $  0.23       $  0.26
Weighted average number of common and
  common equivalent shares outstanding ....       10,901        10,077         9,843         9,783         6,530


                                                                               DECEMBER 31,
========================================================================================================================
                                                    1996          1995          1994          1993        1992
                                                    ----          ----          ----          ----        ----
BALANCE SHEET DATA(1)
Working capital ...........................      $ 43,408      $ 24,823      $ 19,825      $ 17,217      $ 15,384
Total assets ..............................        58,366        34,581        25,461        20,903        18,322
Long-term debt, less current portion ......            --            --             6            30            50
Stockholders' equity ......................      $ 47,592      $ 26,445      $ 20,898      $ 18,241      $ 15,616

BROOKTROUT TECHNOLOGY, INC.
================================================================================
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)                                                DECEMBER 31,
----------------------------------------------------------------------------------------------------
                                                               NOTES         1996           1995
                                                               -----         ----           ----
ASSETS
      Current assets:
      Cash and equivalents ..................                     1        $30,738        $14,230
      Marketable securities .................                     1          8,976          7,924
      Accounts receivable (less allowance
         for doubtful accounts of $524 and
         $449 in 1996 and 1995, respectively)                     1          7,107          6,097
      Inventory .............................                     1          5,504          3,878
      Deferred tax assets ...................                   1,4            726            454
      Prepaid expenses ......................                                  899            366
                                                                           -------        -------
         Total current assets ...............                               53,950         32,949
                                                                           -------        -------

Equipment and furniture: ....................                     1
   Computer equipment .......................                                2,822          1,346
   Furniture and office equipment ...........                                2,476            539
         Total ..............................                                5,298          1,885
         Less accumulated depreciation
           and amortization .................                               (1,438)          (852)
                                                                           -------        -------
         Equipment and furniture - net ......                                3,860          1,033
Investment and other assets .................                     1            556            599
                                                                           -------        -------
         Total ..............................                              $58,366        $34,581
                                                                           =======        =======

                                                                               DECEMBER 31,
===================================================================================================
                                                         NOTES            1996             1995
                                                         -----            ----             ----
LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities:
    Line of credit .........................                3          $    --           $    50
    Current portion of long-term debt ......                                --                 6
    Accounts payable and other accruals ....                             7,633             5,110
    Accrued compensation and commissions ...                             1,996             1,185
    Customer deposits ......................                               263               376
    Accrued warranty costs .................                1              446               336
    Accrued income taxes ...................                4              204             1,063
                                                                       -------           -------
       Total current liabilities ...........                            10,542             8,126
                                                                       -------           -------
Deferred rent ..............................                7              232                10
Commitments and contingencies ..............              7,9               --                --
Stockholders' equity: ......................              1,5
    Preferred stock, $1.00 par value;
       authorized 100,000 shares; issued
       and outstanding, none ...............                                --                --
    Common stock, $.01 par value; authorized
       25,000,000 shares; issued and
       outstanding, 10,683,352 and 9,683,116
       in 1996 and 1995, respectively ......                               107                97
    Additional paid-in capital .............                            31,785            16,884
    Unrealized gains (losses) on
       marketable securities ...............                                (8)               49
    Retained earnings ......................                            15,708             9,415
                                                                       -------           -------
    Total stockholders' equity .............                            47,592            26,445
                                                                       -------           -------
       Total ...............................                           $58,366           $34,581
                                                                       =======           =======

See notes to consolidated financial statements.

BROOKTROUT TECHNOLOGY, INC.
===============================================================================

CONSOLIDATED STATEMENTS OF INCOME


(In thousands, except per share data)                                 YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------
                                                  NOTES          1996            1995            1994
                                                                 ----            ----            ----
Revenue ..................................     1,6,8           $58,827         $38,673         $24,888
Cost and expenses:
    Cost of product sold .................                      26,059          17,759          12,055
    Research and development .............         1             7,175           4,822           3,523
    Selling, general and administrative ..                      13,666           9,144           5,686
    Acquisition related charges3 .........         2             1,236              --              --
                                                               -------         -------         -------
      Total cost and expenses ............                      48,136          31,725          21,264
                                                               -------         -------         -------
Income from operations ...................                      10,691           6,948           3,624
Other income (expense):
    Interest and other income ............                       1,283             967             604
    Interest expense .....................                          (1)             (7)            (10)
                                                               -------         -------         -------
      Total other income .................                       1,282             960             594
                                                               -------         -------         -------
Income before income tax provision .......                      11,973           7,908           4,218
Income tax provision .....................       1,4             5,108           2,705           1,589
                                                               -------         -------         -------
Net income ...............................                     $ 6,865         $ 5,203         $ 2,629
                                                               =======         =======         =======
Net income per common share ..............         1           $  0.63         $  0.52         $  0.27
                                                               =======         =======         =======
Pro forma net income per common share ....         1           $  0.63         $  0.47         $  0.26
                                                               =======         =======         =======
Weighted average number of common and
  common equivalent shares outstanding ...         1            10,901          10,077           9,843


See notes to consolidated financial statements.

BROOKTROUT TECHNOLOGY, INC.
================================================================================

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                          UNREALIZED
                                                                                             GAINS
                                                          COMMON STOCK       ADDITIONAL   (LOSSES) ON
                                                     ---------------------    PAID-IN      MARKETABLE    RETAINED
(In thousands, except share data)                    SHARES         AMOUNT    CAPITAL      SECURITIES    EARNINGS     TOTAL
------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994 .......................     9,550,910         $ 96      $16,561      $(21)      $ 1,605       $18,241
Issuances of common stock for cash .............        55,212           --           78        --            --            78
Tax benefit of stock options ...................            --           --           24        --            --            24
Unrealized losses on marketable securities .....            --           --           --       (74)           --           (74)
Net income .....................................            --           --           --        --         2,629         2,629
                                                    ----------         ----      -------      ----       -------       -------

Balance, December 31, 1994 .....................     9,606,122           96       16,663       (95)        4,234        20,898
Issuances of common stock for cash .............        76,994            1          114        --            --           115
Tax benefit of stock options ...................            --           --          107        --            --           107
Unrealized gains on marketable securities ......            --           --           --       144            --           144
Distributions to stockholders ..................            --           --           --        --           (22)          (22)
Net income .....................................            --           --           --        --         5,203         5,203
                                                    ----------         ----      -------      ----       -------       -------
Balance, December 31, 1995 .....................     9,683,116           97       16,884        49         9,415        26,445
Issuances of common stock for cash .............     1,000,236           10       12,718        --            --        12,728
Tax benefit of stock options ...................            --           --        2,183        --            --         2,183
Unrealized losses on marketable securities .....            --           --           --       (57)           --           (57)
Distributions to stockholders ..................            --           --           --        --          (572)         (572)
Net income .....................................            --           --           --        --         6,865         6,865
                                                    ----------         ----      -------      ----       -------       -------
Balance, December 31, 1996 .....................    10,683,352         $107      $31,785      $ (8)      $15,708       $47,592
                                                    ==========         ====      =======      ====       =======       =======


See notes to consolidated financial statements.

BROOKTROUT TECHNOLOGY, INC.
================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                                 YEARS ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------
                                                              1996         1995            1994
                                                              ----         ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income .........................................      $ 6,865       $ 5,203       $ 2,629
  Adjustments to reconcile net income to cash provided
   by operating activities:
      Depreciation and amortization ..................          586           648           260
      Amortization of discount on marketable
        securities ...................................           18            21             9
      Deferred income taxes ..........................         (272)          (50)         (157)
      Increase (decrease) in cash from:
        Accounts receivable ..........................       (1,010)       (3,026)         (187)
        Inventory ....................................       (1,626)       (2,237)          263
        Prepaid expenses .............................         (533)         (123)           (9)
        Accounts payable and other accruals ..........        2,694         3,547         1,987
                                                            -------       -------       -------
            Cash provided by operating activities ....        6,722         3,983         4,795
                                                            -------       -------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Expenditures for equipment and furniture .......       (3,413)         (646)         (269)
      Other assets ...................................           43           (11)           10
      Investment .....................................           --          (500)           --
      Purchases of marketable securities .............       (4,532)       10,801)         (617)
      Maturities and sales of marketable securities ..        3,405        11,544         1,700
                                                            -------       -------       -------
           Cash provided by (used for)
              investing activities ...................       (4,497)         (414)          824
                                                            -------       -------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from the sale of common stock .........       12,728           115            78
      Tax benefit of stock options ...................        2,183           107            --
      Distributions to stockholders ..................         (572)          (22)           --
      Net proceeds from (repayments of) line of credit          (50)           50            --
      Repayment of long-term debt ....................           (6)          (24)          (20)
                                                            -------       -------       -------
           Cash provided by financing activities .....       14,283           226            58
                                                            -------       -------       -------
      Increase in cash and equivalents ...............       16,508         3,795         5,677
  Cash and equivalents, beginning of year ............       14,230        10,435         4,758
                                                            -------       -------       -------
  Cash and equivalents, end of year ..................      $30,738       $14,230       $10,435
                                                            =======       =======       =======

See notes to consolidated financial statements.

BROOKTROUT TECHNOLOGY, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Brooktrout Technology, Inc. (the Company) supplies computer software and hardware products to system vendors and service providers in the electronic messaging market. The Company's products enable its customers to deliver a wide range of solutions for the integration and cost effective management of image
(fax), voice and data communications. The Company conducts business on a worldwide basis, with manufacturing, research and sales operations centered in Massachusetts and Texas. The Company sells its products to service providers, original equipment manufacturers, and value-added resellers.

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Technically Speaking, Inc. (TSI), Brooktrout Securities Corporation, Brooktrout Technology (Europe) Limited (U.K.), Brooktrout Technology Europe, Ltd. (U.S.), Brooktrout Technology Foreign Sales Corporation, Brooktrout Interspeed, Inc. and Brooktrout Networks Group, Inc. All significant intercompany balances and transactions have been eliminated.

     STOCK SPLITS - All share and per share data have been restated to retroactively reflect the impact of two three-for-two stock splits effected by 50% stock dividends during 1996.

     INVENTORY - Inventory is carried at the lower of cost (first-in, first-out basis) or market and consisted of the following:

(in thousands)                           DECEMBER 31,
                                 ------------------------
                                    1996         1995
                                 ----------    ----------
Raw materials .                    $3,740           $2,979
Work in process                     1,104              605
Finished goods                        660              294
                                   ------           ------
Total .........                    $5,504           $3,878
                                   ======           ======

     EQUIPMENT AND FURNITURE - Purchased equipment and furniture is recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets (five years).

     INVESTMENT - The Company has an investment in the common stock of a company operating in the computer telephony industry. The Company's investment aggregated $500,000 at December 31, 1996 and represents less than 20% of the voting interest. Because the common stock is not readily marketable, the investment is carried at cost and periodically assessed for potential impairment in value.

     REVENUE RECOGNITION - Revenue from product or software sales is recognized upon the shipment or delivery of product when no significant obligations remain. Revenue from maintenance and support contracts is deferred and recognized as the services are performed. Maintenance and support revenue included with an initial license fee is unbundled and recognized as the services are performed.

     CONCENTRATION OF CREDIT RISK - The Company sells its products to various customers in several industries. The Company generally requires no collateral; however, to control credit risk the Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. On December 31, 1996 and 1995, 35% and 32%, respectively, of the Company's accounts receivable were from one customer (Note 6).

     SOFTWARE DEVELOPMENT COSTS - Certain software costs are capitalized following attainment of technological feasibility. No such costs were incurred in 1994, 1995 or 1996.

     RESEARCH AND DEVELOPMENT COSTS - Research and development costs, other than software development costs, are expensed as incurred.

BROOKTROUT TECHNOLOGY, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

     WARRANTY COSTS - Estimated costs of warranty repairs are provided at the time of sale of the related product.

     INCOME TAXES - Deferred tax assets and liabilities are provided to recognize temporary differences between the book and tax bases of the Company's assets and liabilities. These assets and liabilities are measured using currently enacted rates.

     CASH FLOW INFORMATION - Cash equivalents include highly liquid securities with remaining maturities of three months or less at the time of purchase.

Supplemental disclosure of cash flow information:

 (IN THOUSANDS)                      YEARS ENDED DECEMBER 31,
                              ---------------------------------
                                1996       1995         1994
                              -------     -------      -------
  Cash paid
  for interest                  $    1    $    7        $   10
  Cash paid for
  income taxes                  $3,702    $2,219        $1,217

     MARKETABLE SECURITIES - Marketable securities are classified as available-for-sale and are carried at fair market value using current market quotes. Unrealized gains or losses are recorded as a separate component of stockholders' equity.

     Marketable securities consist primarily of U.S. Treasury securities, with some funds held in investment grade corporate notes. On December 31, 1996 and 1995, the amortized cost of these securities was $8,984,000 and $7,874,000, respectively. Gross unrealized gains on December 31, 1996 were $3,000 and gross unrealized losses were ($11,000). Since the Company generally holds securities to maturity, during the three years ended December 31, 1996, there were no significant realized gains or losses from sales of these securities.

     INCOME PER COMMON SHARE - Income per common share is computed using the weighted average number of common and common equivalent shares outstanding during each year. The weighted average number of shares outstanding during each period has been adjusted to reflect the three-for-two stock splits referred to above. Common equivalent shares consist of stock options using the treasury stock method.

     PRO FORMA INCOME PER COMMON SHARE - Pro forma income per common share is based upon reported net income, adjusted for pro forma tax charges of $5,000, $424,000 and $34,000 for the years ended December 31, 1996, 1995 and 1994, respectively, on TSI income. TSI had elected to be taxed as a Subchapter S corporation for income tax purposes. Under this election, income was taxed directly to TSI stockholders. Accordingly, TSI's historical financial statements did not include a charge for income taxes. The pro forma tax charge was based upon TSI reported income using an estimated effective rate of 40% (Note 2).

     USE OF ESTIMATES - The preparation of financial statements requires, of necessity, the use of estimates to determine the appropriate carrying value of certain assets and liabilities. Each of these estimates requires the Company to carefully assess past history and to attempt to estimate probable outcomes in the future. While uncertainties are always present in the estimation process and changes in underlying assumptions could occur, the Company believes that the assumptions used to develop these estimates are reasonable.

     FAIR VALUE OF FINANCIAL INSTRUMENTS - Financial instruments held or used by the Company consist of cash, marketable securities, accounts receivable, accounts payable and letters of credit issued under the Company's line of credit (Note 3). Marketable securities are carried at fair value at each balance sheet date. Management estimates that carrying value approximates fair value for all other financial instruments.

     STOCK-BASED COMPENSATION - Compensation expense associated with awards of stock or options to employees is measured using the intrinsic value method of Accounting Principles Board Opinion No. 25 (Note 5).

--------------------------------------------------------------------------------
2. ACQUISITION OF TECHNICALLY SPEAKING, INC. (TSI)

On May 29, 1996, the Company acquired TSI. In connection with the acquisition, the Company issued 713,000 shares of common stock to TSI stockholders in exchange for all of their interest in TSI. The acquisition qualified for pooling of interests accounting treatment and, accordingly, the Company's consolidated financial statements have been retroactively restated to include the accounts of TSI for all periods presented.

     Information regarding the separate revenue and net income of the combined companies through the merger date is presented below. There were no adjustments required to conform accounting policies of the two companies.

  (In thousands)        TO MAY 29,               DECEMBER 31,
                         1996             1995              1994
                       ---------        -------           --------
  Revenues:
Brooktrout             $19,413          $34,392          $23,462
TSI .......              1,472            4,541            1,464
Elimination                (13)            (260)             (38)
                       -------          -------          -------
Combined ..            $20,872          $38,673          $24,888
                       =======          =======          =======
Net income:
Brooktrout             $ 2,040          $ 4,144          $ 2,544
TSI .......                 25            1,059               85
                       -------          -------          -------
Combined ..            $ 2,065          $ 5,203          $ 2,629
                       =======          =======          =======

In connection with the acquisition, the Company recorded a charge of $1,236,000 representing costs associated with this transaction.

3. LINE OF CREDIT

The Company has a line of credit with a bank. The Company may borrow up to $7,500,000 on an unsecured basis, all of which may be used for issuance of letters of credit and foreign exchange contracts, subject to compliance with certain covenants. On December 31, 1996, commitments outstanding on letters of credit totaled $84,000 to be used for future inventory purchases; no borrowings have been made during any period presented. Any amounts outstanding under the line of credit would bear interest at the bank's prime rate. The line is subject to annual renewal and expires in July 1997.

4. INCOME TAXES

The provision for income taxes is approximately as follows:

  (IN THOUSANDS)              YEARS ENDED DECEMBER 31,
                         ---------------------------------
                            1996        1995        1994
                         ---------   --------    ---------
Federal-current          $2,428       $1,935       $1,245
State-current               769          713          477
Federal-deferred           (207)         (37)        (112)
State-deferred              (65)         (13)         (45)
Other(1)                  2,183          107           24
     -                    -----       ------       ------
Provision                $5,108       $2,705       $1,589
                         ======       ======       ======

(1) Tax benefit related to disqualifying dispositions of stock options

A reconciliation of the statutory federal rate to the effective tax rate is as follows:

                                           YEARS ENDED DECEMBER 31,
                                 ----------------------------------------
                                  1996             1995             1994
                                 ------          -------          -------
Statutory tax rate                 34%              34%               34%
State taxes, net of
 federal benefit                    6                7                 7
Acquisition
 related charges                    3               --                --
TSI (income) loss not
 subject to taxation               --               (5)                1
Other                              --               (2)               (4)
                                  ---              ---               ---
Effective tax rate                 43%              34%               38%
                                  ===              ===               ===

25

BROOKTROUT TECHNOLOGY, INC.
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS continued

The tax effects of significant items comprising the Company's net deferred tax asset as of December 31, 1996 and 1995 are as follows:

(In thousands)                  1996           1995
                              ---------      ---------
DEFERRED TAX ASSETS:
Allowance for
  doubtful accounts              $201          $154
Inventory allowances              165           125
Warranty accrual                  174           138
Other, principally
  vacation accrual
  and deferred rent               206            82
                                 ----          ----
Deferred tax assets               746           499
Deferred tax liabilities -
  equipment and furniture,
  principally depreciation
  methods                         (20)          (45)
                                 ----          ----
Net deferred tax asset           $726          $454
                                 ====          ====

     TAX ATTRIBUTES OF TSI - TSI and its stockholders had elected to be treated as a Subchapter S corporation under the Internal Revenue Code. As a result, TSI's income was taxed at the stockholder level and no provision for income taxes was made. This election terminated effective on the date of consummation of the merger, and TSI is subject to corporate income taxes on a prospective basis.

     Although not subject to corporate income tax, differences arose between the reported amounts of assets and liabilities and the related tax bases of these items due to the use of the cash method of accounting for income tax purposes by TSI. On December 31, 1995, these differences were approximately as follows:

  (IN THOUSANDS)

  Accounts receivable                                     $ 820
  Accounts payable
     and other accruals                                    (317)
                                                          -----
  Gross temporary differences                             $ 503
                                                          =====

     Effective for tax year 1995, TSI and its stockholders elected to change their tax accounting method to the accrual basis. The effect of this change flowed through to the stockholders of TSI in tax years 1996 and 1995. As a result, the tax attributes of TSI on the date of consummation did not have a material impact on the combined Company's deferred or current tax positions.

5. STOCKHOLDERS' EQUITY

STOCK OPTION PLANS - The Company has three stock option plans, providing for the granting of options to purchase up to 2,325,000 shares of common stock: the 1984 Plan, the Executive Plan and the 1992 Plan. No further options are being granted under the 1984 Plan and the Executive Plan. Options to purchase a total of 1,509,363 shares are outstanding under these Plans. Exercise prices are at fair value at the date of grant, in the case of incentive stock options, or at the discretion of the Board of Directors in the case of nonqualified options. Options generally vest over five years; in some instances, vesting can accelerate upon the completion of certain defined milestones set by the Compensation Committee at the date of grant. There have been no option grants at exercise prices different from fair value.

The following is a summary of stock option activity under all plans:

                                            WEIGHTED
                           NUMBER OF        AVERAGE
                            OPTIONS      EXERCISE PRICE
                          -------------------------------
Outstanding at
  January 1, 1994           532,429          $ 2.73
Granted                     704,813            6.33
Exercised                   (42,064)           0.58
Expired                      (5,738)           2.15
                          ---------
Outstanding at
  December 31, 1994       1,189,440          $ 4.90
Granted                     184,430            6.67
Exercised                   (61,280)           0.66
Expired                        (337)           6.33
                          ---------
Outstanding at
  December 31, 1995       1,312,253          $ 5.31
Granted                     565,875           22.50
Exercised                  (367,078)           5.63
Expired                      (1,687)           4.56
                          ---------
Outstanding at
  December 31, 1996       1,509,363          $11.61
                          =========

The following table sets forth information regarding options outstanding at December 31, 1996:

                                                                                               WEIGHTED
                     RANGE OF            NUMBER         WEIGHTED           WEIGHTED        AVERAGE EXERCISE
  NUMBER OF          EXERCISE          CURRENTLY         AVERAGE            AVERAGE       PRICE FOR CURRENTLY
   OPTIONS            PRICES          EXERCISABLE    EXERCISE PRICE     REMAINING LIFE       EXERCISABLE
=============================================================================================================
   216,364        $ 0.20-$ 4.95        198,131           $ 1.30              2.27              $ 1.13
    29,100        $ 5.39-$ 6.11         25,875           $ 5.56              3.70              $ 5.53
   586,179               $ 6.33        225,054           $ 6.33              8.95              $ 6.33
   164,345        $ 6.44-$17.83         56,155           $10.22              9.53              $ 6.91
   487,500               $22.50        121,875           $22.50             10.47              $22.50
    21,875        $27.25-$29.91          3,281           $27.86              4.56              $27.25
     4,000               $31.50             --           $31.50             11.92                  --
 ---------        -------------        -------           ------             -----              ------
 1,509,363        $ 0.20-$31.50        630,371           $11.61              8.39              $ 7.95
 =========        =============        =======           ======             =====              ======

At December 31, 1995 and 1994, 563,199 and 345,641 options were currently exerciseable.

     STOCK PURCHASE PLAN - In August 1992, the Board of Directors adopted and the stockholders approved the Company's 1992 Employee Stock Purchase Plan (the Purchase Plan). The Purchase Plan provides for sales to participating employees of up to 112,500 shares of common stock, at prices of not less than 85% of fair market value on the beginning or ending date of the six month offering period provided for purchase, whichever is lower. Through December 31, 1996, 55,292 shares had been issued.

     PRO FORMA DISCLOSURE - As described in Note 1, the Company uses the intrinsic value method to measure compensation expense associated with grants of stock options or awards to employees. Had the Company used the fair value method to measure compensation, reported net income and net income per share would have been $5,078,000 or $0.47 per share in 1996 and $5,050,000 or $0.50 per share in
1995.

For purposes of determining the above disclosure required by Statement of Financial Accounting Standards No. 123, the fair value of options on their grant date was measured using the Black/Scholes option pricing model. Key assumptions used to apply this pricing model were as follows:

                                                         1996      1995
                                                         ----      ----

  Risk-free interest rate                                5.6%      6.1%
  Expected life of option grants                         5.0       5.0
  Expected volatility of underlying stock                 68%       66%

The pro forma presentation only includes the effects of grants made subsequent to January 1, 1995. The estimated weighted average fair value of option grants made during 1995 and 1996 was $3.95 and $13.71, respectively, per option. The estimated weighted average fair value of grants made under the Purchase Plan during 1995 and 1996 was $1.71 and $7.61, respectively, computed using the assumptions described above with an expected life of 6 months for the option feature present in the Purchase Plan awards.

     RESERVED SHARES - The Company has reserved 2,217,623 shares of common stock for issuance upon the exercise of stock options and purchase of stock under the Purchase Plan.

     DISTRIBUTIONS TO STOCKHOLDERS - TSI's policy prior to the acquisition was to distribute annually to its stockholders an amount sufficient to pay the income taxes on the Subchapter S income reported on their personal income tax returns. In 1996 and 1995, distributions of $572,000 and $22,000 were made based upon 1996, 1995 and 1994 taxable income, respectively.

     EQUITY OFFERING - In August 1996, the Company sold 649,632 shares of common stock to the public generating proceeds of approximately $11.1 million.

6. MAJOR CUSTOMER

One customer accounted for 33%, 36% and 53% of net revenue for the years ended December 31, 1996, 1995 and 1994, respectively.

7. LEASE COMMITMENTS

The Company has an operating lease commitment for an office and manufacturing facility. The lease agreement expires in October 2006 and the Company has the option to extend the lease for up to 10 years. The lease agreement requires the Company to pay all taxes, insurance and maintenance costs. In addition, the Company leases other office facilities under noncancelable operating leases.
These leases contain rent holiday and escalation clauses. Rent expense under these leases is recognized on a straight-line basis. Rent expense under all operating leases aggregated $660,000, $511,000 and $412,000 for each of the years ended December 31, 1996, 1995 and 1994, respectively.

Minimum Lease Payments
Under Non-Cancelable Operating Leases

                                             YEARS ENDED
(IN THOUSANDS)                               DECEMBER 31,
                                             -----------

1997                                          $  451
1998                                             437
1999                                             420
2000                                             346
2001                                             308
Thereafter                                     1,654
                                              ------
Total                                         $3,616
                                              ======

8. INTERNATIONAL SALES

International sales, principally exports from the United States, accounted for approximately 18% and 11% of revenue for the years ended December 31, 1996 and 1995. International sales were less than 10% of revenue in 1994.

9. CONTINGENCIES

The Company is a party to a number of legal actions, which arise in the normal course of business. The Company, taking into account advice of counsel, does not believe the eventual outcome of these matters will have a material effect on the Company's consolidated financial condition or results of operations.

10. RETIREMENT PLANS

The Company has a 401(K) retirement plan available to qualified employees. Employees are allowed to contribute up to 18% of their salary to the plan. The Company may contribute to the plan, however, no contributions were made in 1996, 1995 and 1994.

11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                      FIRST          SECOND         THIRD         FOURTH
  (IN THOUSANDS, EXCEPT PER SHARE DATA)              QUARTER        QUARTER        QUARTER        QUARTER
  =======================================================================================================
  1996

  Revenue                                            $11,300        $13,445        $15,874        $18,208
  Gross profit                                         6,203          7,737          8,726         10,102
  Income from operations                               1,663          1,555          3,369          4,104
  Net income                                           1,166            694          2,218          2,787
  Net income per common share                           0.11           0.07           0.20           0.24
  Pro forma net income per common share              $  0.11        $  0.07        $  0.20        $  0.24

  1995

  Revenue                                            $ 7,167        $ 8,963        $ 9,751        $12,792
  Gross profit                                         3,673          4,705          5,574          6,962
  Income from operations                                 866          1,416          2,174          2,492
  Net income                                             632            967          1,830          1,774
  Net income per common share                           0.06           0.11           0.18           0.17
  Pro forma net income per common share              $  0.07        $  0.10        $  0.14        $  0.16


INDEPENDENT AUDITORS' REPORT

     TO THE BOARD OF DIRECTORS AND
     STOCKHOLDERS OF BROOKTROUT TECHNOLOGY, INC.:


     We have audited the accompanying consolidated balance sheets of Brooktrout Technology, Inc. and its subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries on December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements give retroactive effect to the Company's acquisition of Technically Speaking, Inc. on May 29, 1996, which has been accounted for as a pooling of interests.


     /s/ Deloitte & Touche LLP
     -------------------------------
     Deloitte & Touche LLP
     Boston, Massachusetts
     January 31, 1997

DIRECTORS AND EXECUTIVE OFFICERS


DIRECTORS                          EXECUTIVE OFFICERS

ERIC R. GILER                      ERIC R. GILER                                MICHAEL DONOGHUE
President                          President                                    Vice President of Worldwide Sales
Brooktrout Technology, Inc.
                                   DAVID W. DUEHREN                             DAVID B. LOWE
DAVID W. DUEHREN                   Vice President Of Research                   Vice President of Sales
Vice President of Research         and Development
& Development                                                                   RICHARD CARBEAU
Brooktrout Technology, Inc.        STEPHEN A. IDE                               Vice President of Channel Sales
                                   Senior Vice President,
PATRICK T. HYNES                   President, Brooktrout Interspeed, Inc.       RAYMOND PHILLIPS
Vice President of Advanced                                                      Vice President of Premier Accounts
Product Engineering                ROBERT C. LEAHY
Brooktrout Technology, Inc.        Vice President of Finance                    ANDREW FOX
                                   And Operations, and Treasurer                Vice President
ROBERT G. BARRETT
General Partner                    JONATHAN J. SIROTA
Battery Ventures, Inc.             Vice President of Engineering

W. BROOKE TUNSTALL                 R. ANDREW O'BRIEN
President                          Vice President of Marketing
Brooke Tunstall Associates         And Business Development

DAVID L. CHAPMAN                   PATRICK T. HYNES
President and CEO and              Vice President of Advanced
NorthPoint Software                Product Engineering
Ventures, Inc.


STOCK MARKET INFORMATION


STOCK PRICE INFORMATION

                                         1996                                                              1995
  ===========================================================================================================================
  QUARTER ENDED             HIGH          LOW        CLOSE            QUARTER ENDED         HIGH            LOW         CLOSE

  March 31                $24.83       $11.11       $23.00            March 31            $ 7.78         $ 7.22        $ 7.78
  June 30                 $32.66       $15.50       $28.00            June 30             $ 6.67         $ 6.44        $ 6.67
  September 30            $38.00       $14.00       $36.50            September 30        $ 9.00         $ 8.67        $ 8.89
  December 31             $42.25       $25.00       $28.00            December 31         $12.89         $12.33        $12.67





GENERAL COUNSEL

Goodwin, Procter & Hoar
Boston, Massachusetts

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Boston, Massachusetts

TRANSFER AGENT

Fleet National Bank
Providence, Rhode Island

INFORMATION REQUESTS

A copy of the Form 10-K filed with the Securities and Exchange Commission may be obtained without charge upon written request to the Company.

PLEASE ADDRESS REQUESTS TO:

Investor Relations
Robert C. Leahy
Vice President of Finance & Operations
Brooktrout Technology, Inc.
410 First Avenue
Needham, Massachusetts
02194-2703

ANNUAL MEETING

Thursday, May 15, 1997
Fleet Bank
75 State Street
Boston, MA 02109