Form 10-K405, Exhibit 13
period 1997-12-31
BROOKTROUT TECHNOLOGY INC
filed 1998-03-30
CIK 754516

                                                                   EXHIBIT 13.1

     Brooktrout had an excellent year in 1997. The company finished the year very strong and turned in record revenues for the last six months and for the year as a whole. It was also a year in which we were able to strengthen our market leadership in LAN fax and expand that leadership into the fast-growing field of data communications and Internet telephony. Revenues for the year rose by nearly 23 percent to more than $72 million, while our overall gross margin continued at a healthy 55 percent.

EXPANSION INTO DATA COMMUNICATIONS

     The acquisition of Netaccess, Inc. of Salem, New Hampshire, was an important step in our strategy to position Brooktrout as a world leader in electronic messaging -- providing fax, voice, and data communications technology. Netaccess is a leading supplier of Primary Rate ISDN telephone network interface products and multiport modems in the data communications segment and is already proving to be an outstanding addition to the company.

     Earlier in the year, Brooktrout formed a wholly owned subsidiary to address this data communications segment. Interspeed, Inc. was established to develop hardware and software that can meet the growing needs for high-speed network access in the telecommunications industry. As new uses emerge for private data networks and the Internet, more companies and organizations will provide their employees with network connections, driving the need for faster, higher-volume access to these data networks. Together, Netaccess and Interspeed complement our overall business strategy by giving Brooktrout a major position in the fast-growing market for high-speed, high-density data communications and network access.

A FOCUS ON INTERNET GROWTH

     Although Internet telephony -- using packet data networks such as the Internet instead of conventional phone lines for voice, fax, and data -- is still in its infancy, it is already having a significant effect on the telecommunications industry. At Brooktrout, we see opportunities in several businesses. The most notable example is the Internet. A growing portion of our shipments are now related to Internet technologies, particularly in the fax segment. We expect this growth to continue as companies and service providers migrate their voice, fax, and data traffic from public phone lines to more economical private data networks or the Internet.

     To address this developing market, this fall we introduced the TR2000(TM) Series, an important new line of IP telephony products. Based on our open-systems BOSTON architecture, the TR2000 Series is a suite of standards-based software and hardware products that enable our customers to develop Internet voice and Internet fax applications as well as more traditional electronic messaging applications using common software and hardware platforms.

BOSTON OPEN SYSTEMS ARCHITECTURE

     The introduction of BOSTON, the Brooktrout Open System Telephony architecture, was a major event during the year and one that brings significant long-term value to our customers. BOSTON is Brooktrout's first open system architecture developed exclusively for computer telephony. It establishes a standard development architecture as the foundation for current and future telephony applications. BOSTON will enable a host of hardware and software products that Brooktrout customers will use to develop their own unique messaging solutions. Its Universal Port(TM) approach makes it possible to combine voice and fax on the same platform, eliminating the need for separate system components for each function. And most important, BOSTON offers seamless migration from customers' existing applications, allowing customers to enhance their existing applications without abandoning their software investment.

     Developers can also use the company's intuitive Show N Tel(R) software to create custom applications using more than 300 graphical icons that represent common operations in computer telephony applications. Show N Tel runs on Brooktrout boards as well as on other major brands and is considered the industry's best and easiest-to-use tool for developing computer telephony applications.

NEW INTELLIGENT FAX PRODUCTS
DRIVE A GROWING MARKET

     In the area of network fax and enhanced fax services, Brooktrout's major share of the market reflects its position as a leading developer of intelligent fax platforms worldwide. In keeping with our tradition of expanding the market through product innovation, the company introduced several industry firsts during the year. Among these is the TR Series(TM) PCI product line, the first commercially available multichannel fax and voice boards for the new PCI bus computers. The PCI version provides the same functionality, robustness, and reliability as the current ISA bus versions of Brooktrout's industry-leading TR114(TM) fax and voice boards. Because the TR Series PCI line mirrors the existing TR114 Series ISA boards, no changes are required to existing software applications.

     In addition, Brooktrout became the first company to offer a multichannel fax platform with on-board ISDN capabilities when it introduced the TR114 ISDN Series for direct connection to high-speed ISDN lines. This is particularly valuable and cost-effective in Europe, where ISDN is widely used. Our existing products also continue to enjoy strong market acceptance. Lucent Technologies remains our largest customer, with Brooktrout supplying Lucent's popular Merlin Legend Mail and Partner Mail automated voice messaging systems.

THE FUTURE IS BRIGHT

     Looking ahead to 1998 and beyond, we believe that Brooktrout is a company in the right markets, with the right technologies, at exactly the right time. Our strategy of bringing together the three key segments of the electronic messaging business -- voice, fax, and data -- is giving Brooktrout a unique position in the marketplace. Our reputation for delivering the best, most reliable technology of the highest quality continues to win us new business and new customers. And our belief that market success is forged from strong partnerships with suppliers and customers alike is allowing Brooktrout to set the technical pace in electronic messaging.

     At Brooktrout, we're excited about the challenges and opportunities that lie ahead. Our markets are expanding, our customers are growing, our products are at the leading edge of innovation, and our employees are the best in the business. We look forward to shaping the future of electronic messaging.

Sincerely,


Eric Giler, President

THE REVOLUTION HAS BEGUN.

ELECTRONIC MESSAGING IS TRANSFORMING THE WORKPLACE AND REDEFINING VIRTUALLY EVERYTHING WE DO THERE.

Although it might seem like another age, it was just a few short years ago when terms like electronic mail, broadcast faxing, file transfer, and even voice mail were unknown to most people. In business, the challenge of keeping up with the pace of change is difficult and risky. Every decision has an impact on productivity across the organization as well as its ability to compete in its marketplace. Which technologies to adopt? How quickly to proceed across the enterprise? How much change is feasible? And, at what cost?

At Brooktrout, the answers to these questions are the foundation of what we do. Our business is electronic messaging. Our hardware and software products enable corporations, network systems vendors, and telecommunications service providers to centralize and streamline their voice, fax, and data communication systems. They help customers build cost-effective and integrated messaging systems, and help to pave the way for even more advanced systems in the years to come.

LEADING THE MARKET IN NETWORK FAXING

Brooktrout laid the groundwork for the network fax market nearly a decade ago and has led the market ever since, both in developing new innovations and capturing new business. The problem was basic then and for many companies, remains so even today -- how to use the local area network(LAN) to stem the rising cost of proliferating fax machines. Brooktrout engineers pioneered a solution that can deliver faxes directly to individual users while keeping those faxes secure. Today, networked employees around the world have their own private fax numbers made possible by Brooktrout multichannel fax boards. Using Direct Inward Dialing technology, Brooktrout is providing corporations with a centralized and cost-effective solution to handle the growing corporate appetite for fax capability -- and giving users a time-saving and increasingly productive communications tool. In addition, Brooktrout has established close working relationships with the development teams of each of the leading makers of network fax software -- including Alcom, Cheyenne/Computer Associates, CommercePath, Symantec Delrina Group, Equisys, Fenestrae, Global Village, Lotus, Microsoft, Mitek, Open Port Technology, Optus, Omtool, RightFAX, T4 Systems, Traffic Software, and Teubner. This ensures that Brooktrout hardware runs smoothly with whichever major LAN fax or network fax software package our customers might select.

ENABLING ENHANCED FAX MESSAGING

Enhanced fax service is the marriage of computers with high-density, high-volume fax capabilities. It includes such applications as fax broadcasting, sending a fax to many addresses at once; fax-on-demand, which allows callers to request faxes for transmission; never-busy fax, which can successfully send faxes on the first try without regard for busy signals; personal fax needs, mailboxes, which allow users to receive and store faxes for later use; and store-and-forward faxing, which can hold faxes for transmission during off-peak hours when the toll charges are lower. These services are rapidly becoming more available in the marketplace and each is made possible by Brooktrout TR Series fax and voice boards.

This range of services has also attracted a variety of companies that are bringing these specialized services to end users. Brooktrout provides its products and services to customers in several categories: original equipment manufacturers (OEMs), value-added resellers (VARs), corporate customers, and telecommunications service providers. These customers range from such well-known commercial names as Deutsche Telekom, Lucent Technologies, MCI, Nortel, and PR Newswire to more specialized firms such as Applied Voice Technology, Centigram, Glenayre, and Voicetek.

A REPUTATION FOR QUALITY AND TECHNICAL INNOVATION

In every case, our success is based on a reputation for unmatched quality, reliability, and performance. Brooktrout products, led by the flagship TR114(TM) Universal Port multichannel fax and voice boards, enjoy a reputation for delivering the best and most reliable performance of any in the electronic messaging marketplace. The TR114 Series is the company's most extensive product line. TR Series boards are in use at customer locations worldwide and meet the requirements for use in more than 32 countries. For the smaller company or general purpose customer, the lower-cost TruFax(R) Series has many of the same features and is designed to appeal to network administrators and MIS managers installing general purpose network fax systems.

The Brooktrout TR Series Universal Port boards were the first in the industry to combine full fax and voice processing on a single multichannel board. This eliminates the need for the customer to maintain separate dedicated fax and voice systems and the hardware that goes with them. It enables a single system to operate on the same incoming and outgoing phone line and moves the network closer to the goal of totally integrated messaging. At the heart of each board are software-controlled digital signal processors that provide fax and voice processing to each channel independently and support board-level functions through downloadable firmware. For telecommunications service providers and developers, the Universal Port technology enables them to be more competitive by offering their customers a variety of enhanced fax and voice services.

USING THE INTERNET TO CUT COMMUNICATION COSTS

Another important factor driving change across the telecommunications marketplace is, of course, the Internet. Virtually overnight, the Internet has become an indispensable part of our daily lives. It has rapidly provided business with new ways to reach markets and promote products. Today, Brooktrout is pioneering the technology that is allowing customers to use the Internet to make worldwide communications among facilities, partners, and customers more efficient and less costly.

Now, the company has introduced a new line of products and application development tools designed specifically to help customers develop voice and fax services over IP (Internet Protocol) data networks such as the Internet. Brooktrout's new IP product line, the TR2000 Series, supports the full spectrum of IP telephony applications for both voice and fax. The TR2001 provides up to 60 channels of real-time IP voice and fax processing on a single DSP resource board. It also includes integrated telephone and data network interfaces which reduce cost and increase system performance. Since all of Brooktrout's IP telephony products are based on a common software base, customers can upgrade and grow with Brooktrout products as their needs change and new technology becomes available.

BOSTON -- AN OPEN ARCHITECTURE FOR SYSTEM GROWTH

The Brooktrout Open System Telephony architecture, known as BOSTON, is the technology that makes this design flexibility possible. BOSTON provides a foundation technology that developers can use to create applications without fear that their investment of programming time and resources will be lost when the next generation of product is introduced. Products based on BOSTON will be backward compatible and fully scaleable well into the next century. It is providing the foundation for the company's next generation of application development tools as well as Universal Port voice, fax and data communication platforms. New products based on BOSTON will operate on a range of hardware platforms and will support a wide variety of applications including Internet telephony, network communication, and unified messaging. This provides system integrators and developers with a reliable, expandable, and completely predictable development environment where they can create innovative products and bring them to market far more quickly.

PROVIDING A USER-FRIENDLY INTERFACE FOR THE CUSTOMER

Even the best technology will miss the mark if its user interface just isn't friendly. It's a pretty simple concept really, but one that eludes all too many high-tech manufacturers. For Brooktrout customers, the Show N Tel(R) graphical user interface allows them to create their own computer telephony applications including audiotext, Interactive Voice Response (IVR), fax-on-demand, fax broadcast, voice and fax messaging, and intelligent call routing. Using Show N Tel's award-winning development methods, customers can drag and drop more than 300 icons to create and quickly deploy a variety of messaging applications. Each icon represents a separate operation that can be strung together into powerful finished applications. This innovative, easy-to-master approach gives companies and organizations of all sizes the flexibility to customize applications that would be too expensive and time-consuming to handle any other way. Since its introduction in 1995, Show N Tel has become the industry's premier computer telephony development platform for Microsoft Windows NT.(R)

STRENGTHENING THE DATA COMMUNICATIONS BUSINESS

During the year, Brooktrout moved boldly on the third segment of its electronic messaging strategy -- increasing its presence in the emerging data communications segment of the business. The company's data strategy during the year has taken on three forms: entrepreneurship, acquisition, and internal development. The first came with the company's establishment of a new subsidiary, Interspeed, Inc., to pursue new data communications opportunities. As new uses for the Internet and other digital data networks continue to develop and grow and organizations bring more and more of their people on-line using more and more data, high-speed network access technology will become an even greater critical need. To serve precisely that need, Interspeed was established as an independent venture-style subsidiary with a separate management team and a unique charter -- to develop and market carrier-class communications hardware and software products that can address the high-speed data access needs in the rapidly expanding telecommunications industry.

The second stage of Brooktrout's data strategy came when it acquired Netaccess, Inc. from Xircom, Inc. Netaccess is a leading supplier of Primary Rate ISDN telephone network interface products and multiport modems. The acquisition expands Brooktrout's leadership as a provider of value-added software and hardware products for electronic messaging by adding a full line of network interface products and high-density data modems. Netaccess ISDN interface products are used by data communication equipment makers such as Motorola and 3Com and by telephony system vendors such as Lucent Technologies. The acquisition expands Brooktrout's global offerings to customers who create computer telephony products and standards-based remote access servers for the Windows NT and Novell(R) operating systems.

The third part of the data strategy is an ongoing commitment to internal product development. Early in 1997, Brooktrout introduced the TR Series Network Interface Card, which provides customers with a seamless way to connect Brooktrout's TR114 fax and voice boards to T1 digital telephone lines for up to 24 fax and voice channels. Now, with the acquisition of Netaccess in June, product development teams are working on the next-generation of network interface cards and high-density modem products.

CRAFTING A STRATEGY FOR THE NEW MILLENNIUM

The business of electronic messaging requires cutting-edge technology, a clear understanding of the changes taking place in the marketplace, and a healthy dose of vision to appreciate the opportunities of tomorrow and where they will lead. For Brooktrout, success in the future comes down to a handful of fundamental ideas -- ideas that form the basis for everything the company has done during the past year and shape the strategy that will carry us well into the next century. This is our blueprint for growth and leadership as we approach the new millennium:

OPEN ARCHITECTURE -- The concept of open systems architecture is proven. It encourages broader development efforts, lowers investment risk, and speeds the pace of new applications. Brooktrout's BOSTON architecture promises to launch new and existing developers into the millennium by empowering them with easy software migration, full scaleability, and rapid time-to-market.

INTEGRATED HARDWARE -- Systems that incorporate a range of technologies into a unified and easily managed network and the direction for the future in both corporate customers and telecommunications service providers. Brooktrout's Universal Port technology will serve as the foundation for those integrated applications.

VALUE-ADDED SOFTWARE -- The competitive and fast-changing nature of today's marketplace requires every software developer to react to market needs more quickly than ever before. Products like Show N Tel and the Brooktrout Application Programmers Interface give developers the tools to shorten development time and get their products to market fast.

PRODUCT BREADTH -- To become the leading technology provider for our customers' fax, voice, and data communications needs, our product line must continue to be the most extensive available in market segments offering the broadest range of products covering the full spectrum of fax, voice, and data. Brooktrout is an acknowledged leader in providing the tools to bring these functions together.

MULTI-LEVEL PARTNERSHIPS -- Brooktrout is committed to developing close working relationships with its customers, resellers, suppliers, and technology partners. We believe that this mission-driven business philosophy will continue to produce the best results.

CUTTING-EDGE TECHNOLOGY -- The foundation of any successful technology company is to innovate, adapt, and innovate again. Brooktrout was built on being the first with the best technology. It's a tradition that will continue to be our beacon as we navigate the future.

Brooktrout Technology, Inc.
Selected Consolidated Financial Data
(In Thousands, Except Per Share Data)

                                                                             YEARS ENDED DECEMBER 31.

STATEMENT OF OPERATIONS DATA                      1997               1996              1995               1994               1993
                                               ----------         ----------        ----------         ----------         ----------
Revenue...................................       $72,192          $58,827           $38,673            $24,888            $18,060

 Costs and expenses:
  Cost of product sold  ...................       32,381           26,059            17,759             12,055              8,734
 Research and development..................       13,627            7,175             4,822              3,523              2,584
 Purchased research and development........        3,746               --                --                 --                 --
 Selling, general and administrative.......       19,970           13,666             9,144              5,686              4,294
 Merger related charges....................           --            1,236                --                 --                 --
                                                 -------          -------           -------            -------            -------
 Income from operations....................        2,468           10,691             6,948              3,624              2,448
Other income (expense):
 Interest/other income.....................        1,688            1,283               967                604                494
 Interest expense..........................          (11)              (1)               (7)               (10)               (15)
                                                 -------          --------          -------            -------            -------
    Total other income.....................        1,677            1,282               960                594                479
                                                 -------          -------           -------            -------            -------
Income before income tax provision and
 extraordinary item........................        4,145           11,973             7,908              4,218              2,927
 Income tax provision......................        1,494            5,108             2,705              1,589                986
                                                 -------          -------           -------            -------            -------
Income before extraordinary item...........        2,651            6,865             5,203              2,629              1,941

Extraordinary item (1).....................           --               --                --                 --                337
                                                 -------          -------           -------            -------            -------
Net income.................................       $2,651           $6,865            $5,203             $2,629             $2,278
                                                 =======          =======           =======            =======            =======

Basic income per common share:
 Before extraordinary item.................        $0.25            $0.69             $0.54              $0.27              $0.20
 Net income................................        $0.25            $0.69             $0.54              $0.27              $0.24
 Shares for basic..........................       10,702            9,947             9,661              9,570              9,483
Diluted income per common share:
 Before extraordinary item.................        $0.23            $0.63             $0.52              $0.26              $0.19
 Net income................................        $0.23            $0.63             $0.52              $0.26              $0.23
 Shares for diluted........................       11,300           10,901            10,077              9,843              9,783


                                                                                    DECEMBER 31,
                                                    1997             1996             1995                1994               1993
                                                    ----             ----              ----               ----               ----
BALANCE SHEET DATA
Cash and marketable securities.............      $36,378          $39,714           $22,154            $18,951            $14,468
Working capital............................       41,741           43,408            24,823             19,825             17,217
Total assets...............................       65,415           58,366            34,581             25,461             20,903
Long-term debt, less current portion.......           --               --                --                  6                 30
Stockholders' equity.......................      $50,444          $47,592           $26,445            $20,898            $18,241


(1)  Effect of change in accounting for income taxes of $337,000 in 1993.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

INTRODUCTION

     On June 30, 1997, the Company acquired the assets of Netaccess, Inc. (Netaccess), a manufacturer of Primary Rate ISDN equipment. The acquisition was accounted for as a purchase, and accordingly, the results of operations of Netaccess are included with those of the Company from the date of acquisition.

YEARS ENDED DECEMBER 31, 1997 AND 1996

     Revenue during the year ended December 31, 1997 increased by approximately 23%, to $72.2 million, up from $58.8 million in 1996. The increase in 1997 revenue was primarily attributable to an increase in Primary Rate ISDN telephone network interface products sold.

     Cost of product sold was $32.4 million, or 45% of revenue in 1997, compared to $26.1 million, or 44% of revenue, in 1996. Gross profit percentage was 55% for 1997 and 56% for 1996. The decrease in the gross profit percentage was related to product mix caused by an increased proportion of lower margin network interface cards. The decrease was partially offset by margin improvements obtained through cost reduction programs instituted in 1997 on the TR Series product line.

     Research and development expense was $13.6 million, or 19% of revenue in 1997, compared with $7.2 million, or 12% of revenue in 1996. The increase reflects the Company's development efforts for the next generation of Netaccess products and for continued development of the TR Series product family, computer telephony software development tools, Brooktrout Open Systems Telephony Architecture (BOSTon), Brooktrout Interspeed, Inc., as well as fax and OEM systems development. The Company intends to continue to commit significant resources to product development.

     Selling, general and administrative expense was $20.0 million in 1997, compared with $13.7 million in 1996. This higher expense level resulted from increased staffing, promotional activities and depreciation. Selling, general and administrative staff levels increased from 75 employees at December 31, 1996 to 114 employees at December 31, 1997. As a percentage of revenue, selling, general and administrative expense was 28% of revenue for 1997 and 23% of revenue for 1996.

     On June 30, 1997, the Company recorded a charge of $3.7 million, representing the portion of the purchase price of Netaccess allocated to in-process research and development efforts as of the date of acquisition.

     Interest and other income was $1.7 million in 1997, compared with $1.3 million in 1996, reflecting higher investable cash balances prior to the purchase of Netaccess, Inc.

     The Company's effective tax rate was 36% for the year ended December 31, 1997 and 43% for the year ended December 31, 1996. The effective rate for 1997 decreased due to increased tax benefits derived from the use of a foreign sales corporation for certain export sales and certain nondeductible merger costs recorded in 1996 and not repeated in 1997.

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

     During the year ended December 31, 1996, the Company incurred approximately $1.2 million in costs related to the acquisition of and merger with Technically Speaking, Inc. (TSI). These costs primarily related to professional and investment banking fees.

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

LIQUIDITY AND CAPITAL RESOURCES

     On June 30, 1997, the Company acquired the assets and assumed certain liabilities of Netaccess, Inc., a worldwide supplier of Primary Rate ISDN network interface products and multiport modem products for open, standards-based remote access and computer telephony systems. The purchase price was $9.9 million, paid in cash, and the Company also agreed to assume certain liabilities aggregating $2.0 million. Based upon independent appraisals, the Company has recorded a charge of $3.7 million ($2.3 million, net of tax benefits) representing the portion of the purchase price allocated to Netaccess' research and development efforts in-process. The estimated cost to complete these product development efforts approximates $1.4 million and all work is expected to be completed and the products available for general release by the end of 1998.

     During 1997, 1996 and 1995, the Company funded its operations primarily through operating revenue. In July 1997, the Company renewed its working capital line of credit. Under the renewed line of credit the Company may borrow up to $10,000,000 on an unsecured basis, all of which may be used for issuance of letters of credit, subject to compliance with certain covenants. The line of credit will expire in July 1998 and at that time any outstanding balances would be payable in full. The Company expects to renew the line of credit on similar terms as those in place at present. Any amounts borrowed under the line would be subject to interest at the bank's prime rate. At December 31, 1997 there were no commitments outstanding on letters of credit; no borrowings have been made during any period presented.

     The Company's working capital decreased from $43.4 million at December 31, 1996 to $41.7 million at December 31, 1997. The decrease in working capital was primarily caused by the payment of $9.9 million in cash to acquire the assets of Netaccess, which was partially offset by an increase in working capital of $5.2 million representing the working capital of Netaccess. Other increases in working capital represented increases in cash, receivables and inventory consistent with the positive cash flow from operations and the growth in the business experienced during the year ended December 31, 1997.

     During 1997, 1996 and 1995, the Company purchased approximately $2,700,000, $3,400,000, and $646,000, respectively, in equipment. The Company currently has no material commitments for additional capital expenditures.

     The pricing of the Company's products and costs of its goods are generally determined by current market conditions. Market conditions can be impacted by inflation, however, the Company believes that inflation has not had a significant effect on its operations to date.

     The Company has operating lease commitments for its office and manufacturing facilities expiring through 2006 with options to renew for periods of up to 10 years. Certain lease agreements require the Company to pay all of the building's taxes, insurance and maintenance costs (see Note 7 to the consolidated financial statements).

     The Company anticipates that cash flows from operations, together with current cash and marketable securities balances and funds available under the Company's line of credit, will be sufficient to meet the Company's working capital and capital equipment expenditure requirements for the foreseeable future.

RECENT ACCOUNTING PRONOUNCEMENTS

     In 1998, the Company will be required to adopt the provisions of AICPA Statement of Position No. 97-2, "Software Revenue Recognition" (SOP 97-2), Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS
131). Adoption of SOP 97-2 and SFAS 130 is not expected to have a material effect on financial position or the results of operations; the Company has not yet determined the operating segments to be reported under SFAS 131.

YEAR 2000

     The Company has conducted a review of its computer systems to identify those areas that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Company implemented a new enterprise information system during 1997 which has been designed by the vendor to properly process transactions which could be impacted by the "Year 2000" problem. The Company presently believes, with modification to existing software and the conversion to new software, the "Year 2000" problem will not pose significant operational problems and costs to complete this process are not anticipated to be material to its financial position or results of operations in any given year.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Brooktrout Technology, Inc.:

     We have audited the accompanying consolidated balance sheets of Brooktrout Technology, Inc. and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                                DELOITTE & TOUCHE LLP


Deloitte & Touche LLP
Boston, Massachusetts
February 11, 1998

                           BROOKTROUT TECHNOLOGY, INC.

                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                       DECEMBER 31,
                                                                                               ----------------------------
                                                                            NOTES              1997                    1996
                                                                            -----              ----                    ----

                                                  ASSETS
Current assets:
 Cash and equivalents............................................                1            $27,916                 $30,738
 Marketable securities...........................................                1              8,462                   8,976
 Accounts receivable (less allowance for doubtful accounts of
  $1,164 and $524 in 1997 and 1996, respectively)................                1              9,804                   7,107
Inventory........................................................                1              7,801                   5,504
Deferred tax assets..............................................                               1,861                     726
Prepaid expenses.................................................                                 613                     899
                                                                                              -------                 -------
Total current assets.............................................                              56,457                  53,950
                                                                                              -------                 -------
Equipment and furniture:                                                         1
Computer equipment...............................................                               6,182                   2,822
Furniture and office equipment...................................                               3,696                   2,476
                                                                                              -------                 -------
Total............................................................                               9,878                   5,298
Less accumulated depreciation and amortization...................                              (3,253)                 (1,438)
                                                                                              -------                 -------
Equipment and furniture -- net...................................                               6,625                   3,860
Deferred tax assets..............................................                4              1,234                      --
Investments and other assets.....................................                1              1,099                     556
                                                                                              -------                 -------
Total............................................................                             $65,415                 $58,366
                                                                                              =======                 =======

                                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable and other accruals.............................                             $10,510                 $ 7,633
 Accrued compensation and commissions............................                               2,321                   1,996
 Customer deposits...............................................                                 325                     263
 Accrued warranty costs..........................................                1                850                     446
 Accrued income taxes............................................                4                710                     204
                                                                                              -------                 -------
   Total current liabilities.....................................                              14,716                  10,542
                                                                                              -------                 -------
Deferred rent....................................................                7                255                     232
Commitments and contingencies....................................                9                 --                      --

Stockholders' equity:                                                            1,5
 Preferred stock, $1.00 par value; authorized 100,000 shares;
 issued and outstanding, none....................................                                  --                      --
 Common stock, $.01 par value; authorized 25,000,000
 shares; issued and outstanding, 10,741,195 and 10,683,352 in
 1997 and 1996, respectively.....................................                                 107                     107
Additional paid-in capital.......................................                              31,978                  31,785
Unrealized gains (losses) on marketable securities...............                                  --                      (8)
Retained earnings................................................                              18,359                  15,708
                                                                                              -------                 -------
Total stockholders' equity.......................................                              50,444                  47,592
                                                                                              -------                 -------
                                                                                              $65,415                 $58,366
Total........................................................                                 =======                 =======



                            See notes to consolidated financial statements.

                           BROOKTROUT TECHNOLOGY, INC.

                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      YEARS ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                        NOTES          1997         1996         1995
                                                      --------       --------     --------     -------

Revenue....................................             1,6,8         $72,192      $58,827      $38,673

Cost and expenses:

 Cost of product sold......................                            32,381       26,059       17,759
 Research and  development.................             1              13,627        7,175        4,822
 Purchased research and development........             2               3,746           --           --
 Selling, general and administrative.......                            19,970       13,666        9,144
 Merger related charges....................                                --        1,236           --
                                                                       ------      -------      -------
     Total cost and expenses...............                            69,724       48,136       31,725
                                                                       ------      -------      -------
Income from operations.....................                             2,468       10,691        6,948

Other income (expense):

 Interest and other income.................                             1,688        1,283          967
 Interest expense..........................                               (11)          (1)          (7)
                                                                       ------      -------      -------
Total other income.........................                             1,677        1,282          960
                                                                       ------      -------      -------
Income before income tax provision.........                             4,145       11,973        7,908
Income tax provision.......................             1,4             1,494        5,108        2,705
                                                                      -------      -------      -------
Net income.................................                           $ 2,651      $ 6,865      $ 5,203
                                                                      =======      =======      =======
Income per common share:                                1

   Basic...................................                           $  0.25      $  0.69      $  0.54
                                                                      =======      =======      =======
   Shares for basic........................                            10,702        9,947        9,661
                                                                      =======      =======      =======
   Diluted.................................                           $  0.23      $  0.63      $  0.52
                                                                      =======      =======      =======
   Shares for diluted......................                            11,300       10,901       10,077
                                                                      =======      =======      =======





                               See notes to consolidated financial statements.

                           BROOKTROUT TECHNOLOGY, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                         UNREALIZED
                                                                                            GAINS
                                                        COMMON STOCK        ADDITIONAL   (LOSSES) ON
                                                 ------------------------     PAID-IN    MARKETABLE    RETAINED
                                                  SHARES          AMOUNT     CAPITAL     SECURITIES    EARNINGS        TOTAL
                                                ----------       --------    ---------   -----------   ---------      -------
Balance, January 1, 1995 .................       9,606,122        $ 96        $16,663      ($ 95)      $ 4,234        $20,898
Issuance of common stock for cash ........          76,994           1            114         --            --            115
Tax benefit of stock options .............              --          --            107         --            --            107
Unrealized gains on marketable securities               --          --             --        144            --            144
Distributions to stockholders ............                                                                 (22)           (22)
Net income ...............................              --          --             --         --         5,203          5,203
                                                ----------        ----        -------      -----       -------        -------
 Balance, December 31,  1995 .............       9,683,116          97         16,884         49         9,415         26,445
Issuance of common stock for cash ........       1,000,236          10         12,718         --            --         12,728
Tax benefit of stock  options ............              --          --          2,183         --            --          2,183
Unrealized losses on marketable securities              --          --             --        (57)           --            (57)
Distributions to stockholders ............              --          --             --         --          (572)          (572)
Net income ...............................              --          --             --         --         6,865          6,865
                                                ----------        ----        -------      -----       -------        -------
Balance, December 31,  1996 ..............      10,683,352         107         31,785         (8)       15,708         47,592
Issuance of common stock for  cash .......          57,843          --            193         --            --            193
Unrealized gains on marketable  securities              --          --             --          8            --              8
Net income ...............................              --          --             --         --         2,651          2,651
                                                ----------        ----        -------      -----       -------        -------
Balance, December 31,  1997 ..............      10,741,195        $107        $31,978       $ --       $18,359        $50,444
                                                ==========        ====        =======      =====       =======        =======


                 See notes to consolidated financial statements.

                           BROOKTROUT TECHNOLOGY, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                              YEARS ENDED DECEMBER 31,
                                                    --------------------------------------------
                                                      1997              1996               1995
                                                    --------          --------          --------
Cash flows from operating activities:
Net income ................................         $  2,651          $  6,865          $  5,203
Adjustments to reconcile net income to cash
provided by operating activities:
Depreciation and amortization .............            1,815               586               648
Purchased research and development ........            3,746                --                --
Amortization of (premium) discount on
marketable securities .....................              (44)               18                21
Deferred income taxes .....................           (2,369)             (272)              (50)
Increase (decrease) in cash from (net
of acquisition):
Accounts receivable .......................            1,083            (1,010)           (3,026)
Inventory .................................              957            (1,626)           (2,237)
Other prepaid expenses ....................              346              (533)             (123)
Accounts payable and other accruals .......            1,368             2,694             3,547
                                                    --------          --------          --------
 Cash provided by operating
activities ................................            9,553             6,722             3,983

                                                    --------          --------          --------
Cash flows from investing activities:
 Expenditures for equipment and furniture .           (2,717)           (3,413)             (646)
 Acquisition of Netaccess (net of
  cash acquired) ..........................           (9,909)               --                --
  other assets ............................             (258)               43               (11)
Investment ................................             (250)               --              (500)
Purchases of marketable securities ........           (8,754)           (4,532)          (10,801)
Maturities of marketable securities .......            9,320             3,405            11,544
                                                    --------          --------          --------
   Cash used for investing activities .....          (12,568)           (4,497)             (414)
                                                    --------          --------          --------
Cash flows from financing activities:
 Proceeds from the sale of common stock ...              193            12,728               115
Disqualifying dispositions ................               --             2,183               107
Distributions to stockholders .............               --              (572)              (22)
Net proceeds from (repayments of) line
      of credit ...........................               --               (50)               50
Repayment of long-term debt ...............               --                (6)              (24)
                                                    --------          --------          --------
Cash provided by financing activities .....              193            14,283               226
                                                    --------          --------          --------
Increase (decrease) in cash and equivalents           (2,822)           16,508             3,795
 Cash and equivalents, beginning of year ..           30,738            14,230            10,435
                                                    --------          --------          --------

             Cash and equivalents, end of
             year .........................         $ 27,916          $ 30,738          $ 14,230
                                                    ========          ========          ========

                 See notes to consolidated financial statements.

                           BROOKTROUT TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Business -- Brooktrout Technology, Inc. (the Company) supplies computer software and hardware products to system vendors and service providers in the electronic messaging market. The Company's products enable its customers to deliver a wide range of solutions for the integration and cost effective management of image (fax), voice and data communications. The Company conducts business primarily in the United States, with manufacturing, research and sales operations centered in Massachusetts, New Hampshire and Texas. The Company sells its products to service providers, original equipment manufacturers, and value-added resellers.


     Use of Estimates -- The preparation of financial statements requires, of necessity, the use of estimates to determine the appropriate carrying value of certain assets and liabilities. Actual results could differ from those estimates.


     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Technically Speaking, Inc. (TSI), Brooktrout Securities Corporation, Brooktrout Technology (Europe) Limited (U.K.), Brooktrout Technology Europe, Ltd. (U.S.), Brooktrout Networks Group, Inc., Brooktrout Technology Foreign Sales Corporation, Brooktrout Interspeed, Inc., Brooktrout Business Trust, Brooktrout Holding, Inc. and Netaccess, Inc. All significant intercompany balances and transactions have been eliminated.

     Revenue Recognition -- Revenue from product or software sales is recognized upon the shipment or delivery of product when no significant obligations remain. Revenue from maintenance and support contracts is deferred and recognized ratably over the service period. Maintenance and support revenue included with an initial license fee is unbundled and recognized ratably over the service period.

     Concentration of Credit Risk -- The Company sells its products to various customers in several industries. The Company generally requires no collateral; however, to reduce credit risk the Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. At December 31, 1997 and 1996, 17% and 35%, respectively, of the Company's accounts receivable were from one customer (see Note 6).

                           BROOKTROUT TECHNOLOGY, INC.

     Inventory -- Inventory is carried at the lower of cost (first-in, first-out basis) or market and consisted of the following:

                                                                                      DECEMBER 31,
                                                                          -----------------------------------
                                                                             1997                    1996
                                                                          ----------               ----------
Raw  materials ..................................................         $3,268,000               $3,740,000

 Work inprocess .................................................          1,606,000                1,104,000

 Finished goods .................................................          2,927,000                  660,000
                                                                          ----------               ----------
        Total ...................................................         $7,801,000               $5,504,000
                                                                          ==========               ==========

     Equipment and Furniture -- Purchased equipment and furniture is recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets (three or five years).


     Software Development Costs -- Certain software development costs are capitalized following attainment of technological feasibility. No such costs were capitalized in 1997, 1996 or 1995.

     Research and Development Costs -- Research and development costs, other than software development costs, are expensed as incurred.

     Warranty Costs -- Estimated costs of warranty repairs are provided at the time of sale of the related product.

     Income Taxes -- Deferred tax assets and liabilities are provided to recognize temporary differences between the book and tax bases of the Company's assets and liabilities. These assets and liabilities are measured using currently enacted rates.

     Investments -- The Company has investments in the common stock of two companies operating in the computer telephony industry. One of the Company's investments aggregated $500,000 at December 31, 1997 and 1996, and the other investment aggregated $250,000 at December 31, 1997. Both investments represent less than 20% of the voting interest. Because the common stock of the two companies is not readily marketable, the investments are carried at cost and periodically assessed for potential impairment in value.

                           BROOKTROUT TECHNOLOGY, INC.

         Cash Flow Information -- Cash equivalents include highly liquid securities with remaining maturities of three months or less at the time of purchase.

     Supplemental disclosure of cash flow information:

                                                                     YEARS ENDED DECEMBER 31,
                                                       ---------------------------------------------------
                                                           1997                1996                 1995
                                                           ----                ----                 ----
           Cash paid for  interest.................    $       --          $    1,000           $    7,000
           Cash paid for income taxes..............     2,401,000           3,702,000            2,219,000


     Marketable Securities -- Marketable securities are classified as available-for-sale and are carried at fair market value using current market quotes. Unrealized gains or losses are recorded as a separate component of stockholders' equity.


     Marketable securities consist primarily of U.S. Treasury securities, with some funds held in investment grade corporate notes. At December 31, 1997 and 1996, the amortized cost of these securities was $8,461,000 and $8,984,000, respectively. Gross unrealized gains at December 31, 1997 were $10,000 and gross unrealized losses were ($10,000). During the three years ended December 31, 1997, there were no significant realized gains or losses from sales of these securities.


     Income per Common Share - In 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128). Prior to 1997, the Company computed income per common share using the method outlined in Accounting Principles Board Opinion No. 15, Earnings Per Share, and its interpretations (APB 15). Income per common share previously reported using the provisions of APB 15 in 1995 and 1996 was $0.52 and $0.63 per share, respectively.

     Basic income per common share is computed using the weighted average number of common shares outstanding during each year. Diluted income per common share reflects the effect of the Company's outstanding options (using the treasury stock method), except where such options would be antidilutive.

                           BROOKTROUT TECHNOLOGY, INC.

     A reconciliation of weighted average shares used for the basic and diluted computations is as follows:



                                                  ------------------------------------------------------------
                                                     1997                     1996                     1995
                                                  ----------               ----------               ----------

Weighted average shares for basic .               10,702,000                9,947,000                9,661,000
Dilutive effect of stock options ..                  598,000                  954,000                  416,000
                                                  ----------               ----------               ----------
Weighted average shares for diluted               11,300,000               10,901,000               10,077,000
                                                  ==========               ==========               ==========





     Fair Value of Financial Instruments -- Financial instruments held or used by the Company consist of cash, marketable securities, accounts receivable, accounts payable and letters of credit issued under the Company's line of credit (Note 3). Marketable securities are carried at fair value at each balance sheet date. Management estimates that carrying value approximates fair value for all other financial instruments.

     Stock-Based Compensation -- Compensation expense associated with awards of stock or options to employees is measured using the intrinsic value method of Accounting Principles Board Opinion No. 25.


NEW ACCOUNTING PRONOUNCEMENTS

     Revenue Recognition -- In October 1997, the American Institute of Certified Public Accountants released Statement of Position No. 97-2, Software Revenue Recognition (SOP 97-2), which the Company will be required to adopt in 1998. The Company does not believe that the adoption of the provisions of SOP 97-2 will result in significant changes to the Company's revenue recognition practices and, accordingly, SOP 97-2 is not expected to have a material impact on financial position, results of operations or cash flows of the Company.

     Segment Reporting -- In June 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), which the Company will be required to adopt in 1998. SFAS 131 will require the Company to provide information about the segments of its business based upon internal information used to make operating decisions. In addition, SFAS 131 requires that such information be provided in greater detail than currently required. The Company is currently evaluating its lines of business to determine reportable segments, but has not yet completed its evaluation.

                           BROOKTROUT TECHNOLOGY, INC.

     Comprehensive Income -- In June 1997, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130), which the Company will be required to adopt in 1998. SFAS 130 will require that the Company provide a prominent display of the components of items of other comprehensive income. The only items that the Company currently records as other comprehensive income are unrealized gains or losses on available for sale marketable securities. Adoption of SFAS 130 will not have an effect on reported results of operations or financial position.


2. ACQUISITIONS


Netaccess, Inc.

     On June 30, 1997, the Company acquired the assets and assumed certain liabilities of Netaccess, Inc., a worldwide supplier of Primary Rate ISDN network interface products and multiport modem products for open, standards-based remote access and computer telephony systems. The purchase price was $9.9 million, paid in cash, and the Company agreed to assume certain liabilities aggregating $2.0 million.

     The acquisition has been accounted for as a purchase, and accordingly, the results of operations of Netaccess, Inc. have been included in the Company's consolidated financial statements from the date of acquisition. The purchase price has been allocated to the assets acquired based upon their fair values using independent appraisals.

     The Company has recorded a charge of $3.7 million ($2.3 million, net of tax benefits) in 1997 representing the estimated value of Netaccess' research and development efforts in-process. Such efforts had not yet reached technological feasibility and did not possess alternative uses.

     Had the acquisition occurred as of January 1, 1996, revenue on a pro forma basis would have been $79,375,000 for the year ended December 31, 1997 and $84,943,000 for the year ended December 31, 1996. Net income on a pro forma basis would have been $2,999,000 for the year ended December 31, 1997 and $7,383,000 for the year ended December 31, 1996. Basic and diluted income per share would have been $0.28 and $0.27, respectively, for the year ended December 31, 1997 and $0.74 and $0.68, respectively, for the year ended December 31, 1996.

                           BROOKTROUT TECHNOLOGY, INC.

Technically Speaking, Inc. (TSI)

     On May 29, 1996, the Company acquired TSI. In connection with the acquisition, the Company issued 713,000 shares of common stock to TSI stockholders in exchange for all of their interest in TSI. The acquisition qualified for pooling-of-interests accounting treatment and, accordingly, the Company's consolidated financial statements have been retroactively restated to include the accounts of TSI for all periods presented. In connection with the acquisition, the Company recorded a charge of $1,236,000 representing costs associated with this transaction.

3. BANK LINE OF CREDIT

     The Company has a line of credit with a bank. The Company may borrow up to $10,000,000 on an unsecured basis, all of which may be used for issuance of letters of credit, subject to compliance with certain covenants. At December 31, 1997, there were no commitments outstanding on letters of credit; no borrowings have been made during any period presented. Any amounts outstanding under the line of credit would bear interest at the bank's prime rate. The line is subject to annual renewal and expires in July 1998.


4. INCOME TAXES

         The provision for income taxes is approximately as follows:

                                                                     YEARS ENDED DECEMBER 31,
                                                 -----------------------------------------------------------------
                                                     1997                       1996                       1995
                                                 -----------                -----------                -----------
     Federal--current ............               $ 3,092,000                $ 2,428,000                $ 1,935,000

     State--current ..............                   771,000                    769,000                    713,000

     Federal--deferred ...........                (1,886,000)                  (207,000)                   (37,000)

     State--deferred .............                  (483,000)                   (65,000)                   (13,000)
      Tax benefit of disqualifying
         dispositions of stock
         options .................                        --                  2,183,000                    107,000

                                                 -----------                -----------                -----------

     Provision ...................               $ 1,494,000                $ 5,108,000                $ 2,705,000
                                                 ===========                ===========                ===========

                           BROOKTROUT TECHNOLOGY, INC.

     A reconciliation of the statutory federal rate to the effective tax rate is as follows:

                                                                         YEARS ENDED DECEMBER 31,
                                                                  ------------------------------------------
                                                                  1997               1996               1995
                                                                  ----               ----               ----
 Statutory tax rate ...............................                34%                34%                34%
 Acquisition related charges not deductible for tax                --                  3                 --
 State taxes, net of federal benefit ..............                 6                  6                  7
 Foreign sales corporation ........................                (4)                --                 --
 TSI income not subject to taxation ...............                --                 --                 (5)
 Other ............................................                --                 --                 (2)
                                                                  ---                 --                ---
Effective tax rate ................................                36%                43%                34%
                                                                  ===                 ==                ===


     The tax effects of significant items comprising the Company's net deferred tax asset as of December 31, 1997 and 1996 are as follows:

                                                                       1997                     1996
                                                                    ----------               ---------
Deferred Tax Assets:
 Current:
  Reserves and accruals not currently deductible
   for tax purposes .................................               $1,861,000               $ 746,000


  Long-Term:
     In-process research and development, capitalized
       for tax but expensed for book ................                1,234,000                      --
     Equipment and furniture, principally
       depreciation methods .........................                       --                 (20,000)
                                                                    ----------               ---------
Long-term tax assets (liabilities) ..................                1,234,000                 (20,000)
                                                                    ----------               ---------

Net deferred tax  asset .............................               $3,095,000               $ 726,000
                                                                    ==========               =========


5. STOCKHOLDERS' EQUITY

     Stock Option Plans -- The Company has three stock option plans in place providing for the granting of options to purchase up to 2,325,000 shares of common stock: the 1984 Plan, the Executive Plan and the 1992 Plan. No further options are being granted under the 1984 Plan and the Executive Plan. Exercise prices are at fair value at the date of grant, in the case of incentive stock options, or at the discretion of the Board of Directors in the case of nonqualified options. Options generally vest over five years; in some instances, vesting can accelerate upon the completion of certain defined milestones set by the Compensation Committee at the date of grant. There have been no option grants at exercise prices different from fair value.

                           BROOKTROUT TECHNOLOGY, INC.

      The following is a summary of stock option activity under all plans:

                                                                     WEIGHTED AVERAGE
                                               NUMBER OF SHARES       EXERCISE PRICE
                                             --------------------- ---------------------
     Outstanding at January 1, 1995               1,189,440               $4.90
         Granted                                    184,430               $6.67
         Exercised                                 (61,280)               $0.66
         Expired                                      (337)               $6.33
                                                      -----

     Outstanding at December 31, 1995             1,312,253               $5.31
         Granted                                    565,875               $22.50
         Exercised                                (367,078)               $5.63
         Expired                                    (1,687)               $4.56
                                                    -------

     Outstanding at December 31, 1996             1,509,363               $11.61
         Granted                                    478,875               $11.80
         Exercised                                 (40,249)               $0.82
         Expired                                   (19,851)               $17.07
                                                   --------

     Outstanding at December 31, 1997             1,928,138               $11.92
                                                  =========


                           BROOKTROUT TECHNOLOGY, INC.

     The following table sets forth information regarding options outstanding at December 31, 1997:

                                                                                                    WEIGHTED
                                                                                                     AVERAGE
                                                      WEIGHTED        WEIGHTED                      EXERCISE
             RANGE OF                                  AVERAGE         AVERAGE        NUMBER        PRICE FOR
             EXERCISE               NUMBER OF         EXERCISE        REMAINING      CURRENTLY      CURRENTLY
              PRICES                  SHARES            PRICE       LIFE (YEARS)    EXERCISABLE    EXERCISABLE


                $0.20-$5.56           202,739           $ 1.91           4.03        195,313         $ 1.82

                $5.61-$6.11             3,375           $ 5.94           5.42          2,700         $ 5.94

                      $6.33           586,179           $ 6.33           6.18        577,179         $ 6.33

               $6.44-$10.00           202,745           $ 8.10           7.78         72,579         $ 6.75

              $10.13-$10.63           201,750           $10.61           9.64         46,875         $10.63

              $10.75-$22.00           200,975           $14.74           8.43         15,131         $15.97

                     $22.50           487,500           $22.50           8.47        243,750         $22.50

              $23.50-$27.25            33,875           $25.87           5.26          8,906         $27.25

                     $29.91             5,000           $29.91           8.83          1,000         $29.91

                     $31.50             4,000           $31.50           8.92            800         $31.50
               ------------         ---------           ------           ----      ---------         ------

               $0.20-$31.50         1,928,138           $11.92           7.29      1,164,233         $ 9.48
               ============         =========           ======           ====      =========         ======



     At December 31, 1996 and 1995,options to purchase 630,371 and 563,199 shares were exercisable.

     Stock Purchase Plan -- In August 1992, the Board of Directors adopted and the stockholders approved the Company's 1992 Employee Stock Purchase Plan (the Purchase Plan). The Purchase Plan provides for sales to participating employees of up to 112,500 shares of common stock, at prices not less than 85% of fair market value on the beginning or ending date of the six month offering period provided for purchase, whichever is lower. Through December 31, 1997, 72,886 shares had been issued.

                           BROOKTROUT TECHNOLOGY, INC.

     Pro Forma Disclosure -- As described in Note 1, the Company uses the intrinsic value method to measure compensation expense associated with grants of stock options or awards to employees. Had the Company used the fair value method to measure compensation, reported net income and earnings per share would have been as follows:

                                           1997                  1996                 1995
Net income                               $855,000             $5,078,000             $5,050,000

Basic income per common share            $   0.08             $     0.51             $     0.52

Diluted income per common share          $   0.08             $     0.47             $     0.50



     For purposes of determining the above disclosure required by Statement of Financial Accounting Standards No. 123, the fair value of options on their grant date was measured using the Black/Scholes option pricing model. Key assumptions used to apply this pricing model were as follows:

                                                                  1997               1996           1995

     Risk-free interest rate                                      5.2%               5.6%           6.1%
     Expected life of option grants                               5.0                5.0            5.0
     Expected volatility of underlying stock                       82%                68%            66%



     The pro forma presentation only includes the effects of grants made subsequent to January 1, 1995. The estimated weighted average fair value of option grants made during 1997, 1996 and 1995 was $8.29, $13.71 and $3.95, respectively, per option. The estimated weighted average fair value of grants made under the Purchase Plan during 1997, 1996, and 1995 was $3.64, $7.61 and $1.71, respectively, computed using the assumptions described above with an expected life of 6 months for the option feature present in the Purchase Plan awards.


     Reserved Shares -- The Company has reserved 2,188,639 shares of common stock for issuance upon the exercise of stock options and purchase of stock under the Purchase Plan.

                           BROOKTROUT TECHNOLOGY, INC.

     Subsidiary Stock Plans -- Two of the Company's subsidiaries have stock option plans in place, providing for the grant of options to employees of that subsidiary. None of these options are convertible into or can be settled in Company stock. The following table demonstrates the dilutive effect of these plans on the Company's ownership interest in each subsidiary assuming all options in each category were exercised:

                                                        Maximum
                                                      Dilution to
                                                       Company's                Currently          Maximum
                                                      Interest in              Outstanding        Available
                                                       Subsidiary                Options           Options
                                                       ----------                -------           -------
     Subsidiary
      A (Weighted exercise price of $1.20)                14%                   1,163,000         1,620,000

      B (Weighted exercise price of $6.07)                29%                     240,600           400,000


     The options of Subsidiary A and Subsidiary B vest over a period of 5 years. At December 31, 1997, none of the options of Subsidiary A were exerciseable and 30,913 options of Subsidiary B were exerciseable.

     To date, neither of these plans has been dilutive to the Company's interest in the earnings of the affected subsidiaries.


     Distributions to Stockholders -- TSI and its stockholders had elected to be treated as a Subchapter S corporation under the Internal Revenue Code. As a result, TSI's income was taxed at the stockholder level and no provision for income taxes was made. This election terminated effective on the date of consummation of the merger, and TSI is subject to corporate income taxes on a prospective basis. TSI's policy prior to the acquisition was to distribute annually to its stockholders an amount sufficient to pay the income taxes on the Subchapter S income reported on their personal income tax returns. In 1996 and 1995, distributions of $572,000 and $22,000 were made based upon 1994, 1995 and 1996 taxable income, respectively.


     Equity Offering -- In August 1996, the Company sold 649,632 shares of common stock to the public generating proceeds of approximately $11.1 million.


6. MAJOR CUSTOMER

     One customer accounted for 30%, 33% and 36% of net revenue for the years ended December 31, 1997, 1996 and 1995, respectively.

                           BROOKTROUT TECHNOLOGY, INC.

7. LEASE COMMITMENTS

     The Company has operating lease commitments for office and manufacturing facilities. Two of the lease agreements expire in October 2006; the Company has the option to extend one of the leases for up to 10 years and the other for 5 years. Both lease agreements require the Company to pay all taxes, insurance and maintenance costs. Another office and manufacturing lease expires in 2000 and the Company has the option to extend the lease for 3 additional years. These leases contain rent holiday and escalation clauses. In addition, the Company leases other office facilities under noncancelable operating leases. Rent expense under these leases is recognized on a straight-line basis. Rent expense under all operating leases aggregated $1,547,000, $660,000 and $511,000 for each of the years ended December 31, 1997, 1996 and 1995, respectively.

     Minimum Lease Payments Under Non-Cancelable Operating Leases

        Years Ending December 31,
        -------------------------
                  1998.....................................................................      $1,202,000
                  1999.....................................................................       1,080,000
                  2000.....................................................................       1,017,000
                  2001.....................................................................         714,000
                  2002.....................................................................         664,000
                  Thereafter...............................................................       2,207,000
                                                                                                 ----------
                           Total...........................................................      $6,884,000
                                                                                                 =========

8. INTERNATIONAL SALES

     International sales, principally exports from the United States, accounted for approximately 19%, 18% and 11% of revenue for the years ended December 31, 1997, 1996 and 1995, respectively.


9. CONTINGENCIES

     The Company is a party to a number of legal actions which arise in the normal course of business. The Company, taking into account advice of counsel, does not believe the eventual outcome of these matters will have a material effect on the Company's consolidated financial condition or results of operations.

                           BROOKTROUT TECHNOLOGY, INC.

10. RETIREMENT PLANS

The Company has a 401(K) retirement plan available to qualified employees. Employees are allowed to contribute up to 18% of their salary to the plan. The Company matches contributions equal to $.25 per dollar contributed up to a maximum of 6% of a participant's salary. The Company contributed $121,000 to the plan in 1997.


11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                        FIRST               SECOND               THIRD              FOURTH
                                       QUARTER              QUARTER              QUARTER            QUARTER
                                     -----------          -----------          -----------        -----------
1997
Revenue .....................        $15,070,000          $14,725,000          $19,493,000        $22,904,000
Gross profit ................          8,548,000            8,182,000           10,689,000         12,392,000
Income (loss) from
  operations ................          2,117,000           (2,936,000)           1,020,000          2,267,000
Net income  (loss) ..........          1,560,000           (1,475,000)             816,000          1,750,000
Basic income (loss) per
  common share...............        $      0.15          ($     0.14)         $      0.08        $      0.16
Diluted income (loss) per
  common share ..............        $      0.15          ($     0.14)         $      0.07        $      0.15


1996
Revenue .....................        $11,300,000          $13,445,000          $15,874,000        $18,208,000
Gross profit ................          6,203,000            7,737,000            8,726,000         10,102,000
Income from operations ......          1,663,000            1,555,000            3,369,000          4,104,000
Net income ..................          1,166,000              694,000            2,218,000          2,787,000
Basic income per
  common share ..............        $      0.12          $      0.07          $      0.22        $      0.28
Diluted income per
  common share ..............        $      0.11          $      0.07          $      0.20        $      0.25

DIRECTORS & EXECUTIVE OFFICERS

DIRECTORS

Eric R. Giler
President
Brooktrout Technology, Inc.

David W. Duehren
Vice President of Research & Development
Brooktrout Technology, Inc.

Patrick T. Hynes
Vice President of Advanced Product Engineering
Brooktrout Technology, Inc.

Robert G. Barrett
General Partner
Battery Ventures, Inc.

W. Brooke Tunstall
President
Brooke Tunstall Associates

David L. Chapman
President
NorthPoint Software Ventures, Inc.

EXECUTIVE OFFICERS

Eric R. Giler
President

David W. Duehren
Vice President of Research and Development

Stephen A. Ide
Senior Vice President,
President, Interspeed, Inc.

Robert C. Leahy
Vice President of Finance and Operations, and Treasurer

Jonathan J. Sirota
Vice President of Engineering

R. Andrew O'Brien
Vice President of Marketing and Business Development

DIRECTORS & EXECUTIVE OFFICERS (CONTINUED.)


Patrick T. Hynes
Vice President of Advanced Product Engineering

Michael Donoghue
Vice President of Worldwide Sales

William Rosenberger
Vice President,
President, Netaccess, Inc.

Mark Flanagan
Vice President, General Manager,
Brooktrout Software and Systems

OFFICES


CORPORATE HEADQUARTERS

Brooktrout Technology, Inc.
410 First Avenue
Needham, Massachusetts  02194-2703
Fax-on-Demand: 1-800-7-BROOKT
info@brooktrout.com
www.brooktrout.com
Phone 781-449-4100
Fax 781-449-3171

SOFTWARE & SYSTEMS

333 Turnpike Road
Southborough, Massachusetts  01772
Phone 508-229-7777
Fax 508-229-8777

SUBSIDIARIES

Netaccess, Inc.
18 Keewaydin Drive
Salem, New Hampshire  03079
info@netacc.com
www.netacc.com
Phone 603-898-1800
Fax 603-894-4545

Interspeed, Inc.
601 South Union Street
Lawrence, Massachusetts  01843
info@interspeed.com
www.interspeed.com
Phone 978 688-6164
Phone 978-688-6327
Fax 978-688-4798

Brooktrout Networks Group, Inc.
Arapaho Creek Business Park
1350 East Arapaho Road
Richardson, Texas  75081
Phone 972-907-0885
Fax 972-907-0889

OFFICES (CONTINUED.)

Brooktrout Technology Europe, Ltd.
Hoeilaart Office Center
Vandammestraat 5, Box 2
1560 Hoeilaart
Belgium
Phone +32-2-658-0170
Fax +32-2-658-0180


SALES & SUPPORT OFFICES

EAST COAST OFFICES

Brooktrout Technology, Inc.
410 First Avenue
Needham, Massachusetts  02194-2703
Phone 781-449-4100
Fax 781-449-3171

Interspeed, Inc.
601 South Union Street
Lawrence, Massachusetts  01843
Phone 978 688-6164
Fax 978-688-4798

Netaccess, Inc.
18 Keewaydin Drive
Salem, New Hampshire  03079
Phone 603-898-1800
Fax 603-894-4545

Brooktrout Technology, Inc.
12 Godfrey Place
Wilton, Connecticut  06897
Phone 203-834-2405
Fax 203-761-9769

Netaccess, Inc.
9891 Broken Land Parkway
Columbia, Maryland  21046
Phone 410-312-5745
Fax 410-381-3909

OFFICES (CONTINUED.)

CENTRAL OFFICES

Brooktrout Technology, Inc.
1600 Golf Road, Suite 1200
Rolling Meadows, Illinois  60008
Phone 847-981-5062
Fax 847-981-5063

WEST COAST OFFICES

Brooktrout Technology, Inc.
2890 Zanker Road, Suite 107
San Jose, California  95134
Phone 408-232-0300
Fax 408-232-0795

Netaccess, Inc.
1250 Oakmead Parkway, Suite 210
Sunnyvale, California  94086
Phone 408-730-2662
Fax 408-730-2667

INTERNATIONAL OFFICES

Brooktrout Technology Europe, Ltd.
Hoeilaart Office Center
Vandammestraat 5, Box 2
1560 Hoeilaart
Belgium
Phone +32-2-658-0170
Fax +32-2-658-0180

Brooktrout Technology, Inc.
No. 10 Overline House
Station Way, Crawley
Crawley
West Sussex, UK
RHIO IJA
Phone +44 (0) 1293-522-881
Fax +44 (0) 1293-613-567

Brooktrout Technology, Inc.
International Plaza
10 Anson Road, #19-06A
Singapore  079903
Phone +65-224-0313
Fax +65-224-0337

Stock Price Information

                                     1997                                                  1996

QUARTER ENDED              HIGH      LOW      CLOSE   QUARTER ENDED             HIGH        LOW      CLOSE
March 31                  $27.75    $14.50    $14.88  March 31                  $24.83     $11.11    $23.00

June 30                   $16.88    $10.00    $11.88  June 30                   $32.66     $15.50    $28.00

September 30              $17.38     $9.50    $15.88  September 30              $38.00     $14.00    $36.50

December 31               $16.75     $9.50    $11.56  December 31               $42.25     $25.00    $28.00



GENERAL COUNSEL
Goodwin, Procter & Hoar LLP
Boston, Massachusetts

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Boston, Massachusetts

TRANSFER AGENT
State Street Bank & Trust Company
Boston EquiServe, Limited Partnership
P.O. Box 8040
Boston, MA  02266-8040
781-575-3400
www.equiserve.com

INFORMATION REQUESTS
A copy of the Form 10-K filed with the Securities and Exchange Commission may be obtained without charge upon written request to the Company.

PLEASE ADDRESS REQUESTS TO:
Investor Relations
Robert C. Leahy
Vice President of Finance and Operations, and Treasurer
Brooktrout Technology, Inc.
410 First Avenue
Needham, Massachusetts  02194-2703

ANNUAL MEETING
Thursday, May 14, 1998
Fleet Bank
75 State Street
Boston, Massachusetts  02109