Form 10-K405, Exhibit 13
period 1998-12-31
BROOKTROUT TECHNOLOGY INC
filed 1999-03-30
CIK 754516

                                                                      Exhibit 13

BROOKTROUT AT-A-GLANCE

IP TELEPHONY

MARKET OVERVIEW
Products and application tools to help customers develop voice and fax services over the Internet and data networks that use the Internet protocol.

MAJOR PRODUCTS

TR2001(TM) Series IP telephony boards:
*  Supports voice and fax
*  Up to 60 channels per board

1998 HIGHLIGHTS
* Brooktrout Technology customers showcased applications developed with Brooktrout's IP telephony products at CT Demo & Expo.
* Introduced Real-Time Fax API to simplify development of IP Fax gateways, a key IP telephony application.
* Brooktrout joined with 21 other companies to form the Voice on Net Coalition to educate regulators, legislators, media and consumers about technologies, products, benefits, and practices.


VOICE

MARKET OVERVIEW
Enabling technologies for enterprise and service provider voice applications such as voice messaging, call recording, call centers and enhanced services.

MAJOR PRODUCTS

RDSP Series Voice Boards:
*  2 to 24 channels
*  Analog, MVIP, ISA
*  Support all major OS

Vantage(TM) Series Voice Boards:
*  2 to 32 channels
*  Analog, MVIP, H.100, ISA, PCI
*  Support all major OS
*  Advanced functionality

RTNI Series Network Interface Cards:
*  Dual E1/T1
*  8 to 24 analog-lines and telephone sets

Ensemble Platforms:
* Cost effective, voice-systems for OEMs and VARs targeted to small and medium enterprises.

1998 HIGHLIGHTS
* Brooktrout Technology acquired the Computer Telephony Products business from Lucent Technologies in December.


FAX

MARKET OVERVIEW
Hardware and software components to help partners develop enhanced fax and network fax servers.

MAJOR PRODUCTS

TR114(TM) and TR1000(TM) Series Universal Port(TM) and TruFax(R) fax boards:
*  Up to 60 channels
*  PCI with MVIP or SCbus

1998 Highlights
*  TR114(TM) Series certified for use in more than 30 European countries.
* Established new distribution agreements with Tech Data and Ingram Micro, leading networking distributors.
* Achieved broad market acceptance with more than 25 of the network fax applications now supporting the TR Series fax technology.
* Introduced TR1000 next generation fax and voice board supporting up to 60 ports of intelligent fax in a single PCI slot.

HIGH-SPEED ACCESS

MARKET OVERVIEW
Global solutions for WAN Access and Remote Access applications using ISDN and analog technologies.


MAJOR PRODUCTS

Instant RAS(R) remote access server cards:
* Supports any type of call coming into the corporate server: ISDN, V.90/56K, or 33.6 analog.

WAN Access technology for OEM partnerships:
* Typical applications include: wireless communications, video/audio conferencing, call center routing, voice response systems and WAN gateways for voice, fax and data.

1998 Highlights
* Introduced domestic and international versions for Instant RAS family of remote access server cards -- IRAS-8A, IRAS-8A ST, IRAS-24A, IRAS-30A.
* Introduced CompactPCI T1/E1 WAN Access card for high-density data, voice and video applications.


INTERSPEED/DSL

MARKET OVERVIEW
Next generation of single system remote high speed Internet access solutions for telephone companies and Internet Service Providers striving to deliver greater speeds at lower costs.

MAJOR PRODUCTS

Carrier-class Digital Subscriber Line (DSL) solutions:
*  System 1000(TM) supports up to 192 users
*  System 500(TM) supports up to 48 users
* Faster, more reliable access to the Internet or private data networks over existing copper phone lines.

1998 Highlights
*  Interspeed introduced System 1000 and System 500 products.
*  Signed product interoperability agreement with Cayman Systems.
*  Completed successful field testing of System 1000 and System 500.
* Products introduced by Log On America, Sterling Information Services, and Waterville Online.


BROOKTROUT SOFTWARE

MARKET OVERVIEW
Windows NT telephony solutions, services, and rapid application development platforms, Brooktrout Software's products reduce the expense and time required to develop CT applications.

MAJOR PRODUCTS

Graphical User Interface Development Tools:
* Show N Tel(R) development software -- leading Windows NT(R) rapid application development platform for integrated voice response, call center, and unified messaging.
*  ActiveCall client/server CTI development tool for Show N Tel

Consulting Services:
*  Project management, small and large scale application development.
*  System configuration, assembly, test and services.

1998 HIGHLIGHTS
*  Brooktrout Software introduced ActiveCall platform.
*  Announced Worldwide Business Partner Program.
* Agreements with Lernout & Hauspie and Philips Speech Processing to add text-to-speech and speech recognition to Show N Tel.

BROOKTROUT
LETTER TO SHAREHOLDERS

In the years ahead, we will look back on 1998 as a milestone for Brooktrout, one that marked the start of several key events for the company and positioned us well for continued growth.
    Revenues grew by more than 39 percent in 1998 to reach the $100 million mark for the first time in our 14-year history. Pro forma earnings per share increased by 47 percent to $0.63 compared to $0.43 the year before and our overall gross margin improved to 59 percent. But our most notable accomplishments in 1998 were more fundamental.

KEY EVENTS OF THE YEAR
During the year:
* We acquired the Computer Telephony business from Lucent Technologies, giving us a strong competitive position in voice messaging to complement our leadership in fax and data.
*  We introduced our first high-speed DSL systems from Interspeed.
* We also solidified our leadership in the network fax market and established strong technical partnerships with a number of major customers.
* We released the TR Series PCI product line, the first commercially available multichannel fax and voice boards for PCI (peripheral component interconnect) bus computers.
* We also began offering the Brooktrout Netaccess Instant RAS Series of remote access servers through Tech Data and Ingram Micro in the United States, and through Brooktrout distributors internationally, a network of more than 2,000 resellers worldwide.

BECOMING A FULL-LINE SUPPLIER
We took an important step at the end of the year that will help us bring our products to more markets, more efficiently. We reorganized our operations into three well-defined divisions: Brooktrout Technology, Brooktrout Software, and Interspeed.
    Brooktrout Technology develops and manufactures software and hardware components. These components provide the enabling technology that allows our customers to build products with fax, voice messaging, data access, and IP telephony capabilities. The consolidation within a single division also allows us to present one face to the customer.
    Brooktrout Software is responsible for the company's award-winning Show N Tel graphical user software and applications development tools for creating interactive voice messaging and call management systems. In addition, we have strengthened our Professional Services Group within the division to provide customers with complete turn-key solutions. We can now provide consulting services, application development, installation, and ongoing maintenance along with the software and hardware. This is a growing need among companies now adopting more extensive and complex messaging systems.
    The third division is Interspeed, which was founded by Brooktrout in 1997 specifically to address the market for low-cost, high-speed access to the Internet among small-to-medium size businesses, schools and colleges, office and apartment buildings, the hotel industry, and government buildings.

ACQUISITION OF LUCENT CTP
In late December, we acquired Lucent's Computer Telephony Products business. The CTP business became part of Brooktrout Technology, which now provides a full range of technologies for the voice processing industry and manufactures hardware and software components that connect PCs and LANs with telephone networks. It fills out our product line and establishes Brooktrout Technology as a single-source provider able to offer customers a complete line of voice, fax, and data products in the marketplace. We can now play a major role in helping our customers -- service providers, system OEMs and VARs -- to develop such fast-emerging applications as unified messaging, interactive voice response, digital recording, IP telephony, open systems remote access, and call center CTI.

BREAKTHROUGH FOR INTERNET ACCESS
We also took a major step with the beta release late in the year of the new Interspeed System 500 and System 1000 high-speed, digital subscriber line products. This followed a series of successful customer trials. The new products use state-of-the-art DSL technology to combine the functions of several modems, multiplexers, switches, and routers into a single low-cost system that can provide high-speed Internet access over existing copper phone wires.
    Interspeed's System 500 and 1000 have received very positive reviews from the industry press and market analysts. The System 500 and 1000 are the industry's first and only DSL products to provide all the components required to offer high speed Internet access in a single platform.
    Considering the explosive growth that we're now seeing for everything associated to the Internet, we expect these new Interspeed products to fill an important need for additional low-cost bandwidth without a major investment in infrastructure. We expect that to be very appealing to businesses now either paying high prices for T1 service or those still using dial-up modems due to the cost.

LOOKING TO THE MILLENNIUM
Brooktrout has never stood as strong as it does today. Our technologies represent the leading edge in electronic communications, our products are best in their class, our sales and distribution channels are strong and growing, our customer relationships are healthy, and our markets are expanding. More than ever, we look ahead to success in the new millennium as we help to redefine the business of electronic communications.



Sincerely,
Eric Giler
President

BROOKTROUT

1998 ACHIEVEMENTS

        *Brooktrout revenues increased by 40 percent to reach the $100 million mark for the first time. Pro forma earnings rose by 47 percent over the prior year.

        *Brooktrout Technology acquired the Computer Telephony Products business of Lucent Technologies, making Brooktrout the largest full-line supplier of enabling components for electronic communications products.

        *Interspeed introduced the Interspeed System 500 and System 1000 high-speed, digital subscriber line products for low-cost, high-speed Internet access over existing copper phone wires.

        *Brooktrout Technology expanded market acceptance of the Brooktrout product line with more than 25 providers of fax software now supporting the TR Series(TM) fax technology.

        *Recognized by several industry groups and trade publications with product excellence and product of the year awards for Brooktrout voice, fax, ISDN, and IP telephony boards as well as for the Brooktrout Software Show N Tel and ActiveCall products.

        *Released the TR Series PCI product line, the first commercially available multichannel fax and voice boards for PCI bus computers.

        *Brooktrout Technology began offering the Brooktrout Technology TR114 and the Netaccess Instant RAS Series through Tech Data and Ingram Micro in the United States, and through Brooktrout distributors internationally, a network of more than 2,000 resellers worldwide.

        *Brooktrout Software introduced ActiveCall(TM) call management software to complement the popular Show N Tel development software.

BROOKTROUT TECHNOLOGY

Brooktrout is at the center of a communications revolution.
   It's a revolution of technology that is driving together the computer and the telephone to create futuristic applications, innovative opportunities, and totally new ways to communicate around the world.


IP TELEPHONY IS BRINGING EXCITING NEW NETWORK APPLICATIONS TO TELEPHONY.

IP TELEPHONY

As major an impact as computers have had thus far on telephony, the real promise for the future lies with the convergence of voice and data networks like the Internet. As we approach a new century, it's already clear that the Internet is changing the way we do business and nearly everything related to the Internet is expanding at a quickened pace.
   Internet telephony enables callers to send and receive voice, fax, and data over packet data networks such as the Internet instead of using more expensive conventional phone lines. Calls are handled in much the same way as a regular call, with the customer dialing a local number, or 800 number, to reach the Internet access gateway and from there connect to anywhere in the world, all at a substantially reduced cost.
   To meet the growing demand for reliable, high-quality Internet telephony equipment, Brooktrout Technology released its new TR2001 Series IP telephony platform. The new fax and voice board can deliver higher densities with up to 60 channels of IP voice and IP fax in a single PCI slot. In addition, the TR2001 Series is a lower cost alternative including an integrated primary rate ISDN network interface and an ethernet port, eliminating the need for, and the cost of, stand-alone network interface boards.
   The TR2001 Series is a suite of standards-based software and hardware that enables customers to develop both Internet voice and Internet fax applications using common software and hardware platforms. It is based on Brooktrout's open-systems telephony architecture called BOSTon. BOSTon includes hardware products and software utilities that enable Brooktrout customers to develop their own unique messaging solutions. Its Universal Port approach makes it possible to combine voice and fax on the same platform, eliminating the need for separate system components for each function. And most important, BOSTon offers seamless migration from a customer's existing applications, allowing customers to enhance their existing applications without abandoning their software investment.
   During the year, several leading IP telephony suppliers, including Nortel Networks, introduced applications developed with Brooktrout Technology's TR2001 products. Nortel is now widely promoting its Internet Voice Button, a new web capability that lets consumers get immediate voice connections with online businesses simply by clicking a button on the company's web page; and Internet Call Waiting, a unique application for home users, that pops up on screen to notify them of an incoming voice call, and offers various options for handling the call. Several other companies including Inter-Tel, Voice & Data Systems, and InVADE announced new voice-over-IP and fax-over-IP applications developed using Brooktrout's IP Telephony products.


BROOKTROUT TECHNOLOGY DELIVERS HIGH PERFORMANCE VOICE TECHNOLOGY

VOICE TECHNOLOGY
With the acquisition of the Computer Telephony Products business from Lucent Technologies in December, Brooktrout Technology fulfilled its goal of offering customers a full line of voice, fax, and data products and services. This addition to the company's voice messaging business makes Brooktrout Technology a major provider of voice technology to the small business messaging segment of the market.
   Like the fax business, Brooktrout's voice technology products consist of the voice messaging board, the software that runs on it, the development environment, and the ability to support a variety of customers on different operating systems. The primary market is voice mail and messaging systems for large and small businesses.
   Most voice mail and messaging systems are sold at the same time a company is installing a new telephone switchboard or PBX. Consequently, many PBX manufacturers such as Inter-Tel and Comdial integrate Brooktrout voice messaging technology with their telephone switches. In addition, Brooktrout sells through distributors and value-added resellers, who provide added functionality to a switch at the customer's site. Customers can now offer fast-emerging applications such as unified messaging and response, digital recording, and computer telephony for call centers running on Brooktrout platforms.
   During the year, new products were added to the voice line to accommodate the new industry standard PCI bus, making the division the first manufacturer to ship PCI-bus voice products to its customers. The Vantage PCI Series boards provide developers and systems integrators with a 4 or 8-channel PCI voice board with optional standards-based switching on a single resource card. In addition, the company took steps to make its products more modular, allowing customers to easily embed key voice technology from Brooktrout into their product line. This provides customers more cost-effective and high-performance solutions than having to configure add-on systems.
   Earlier, the division introduced its RealCT(TM) Release 2, a high-level Application Programming Interface (API), that simplifies and speeds the development process by shielding developers from the complexities of telephone connection and computer telephony resource switching. Because RealCT makes it easy to develop computer telephony applications in a Windows environment, it is a valuable development tool for the growing number of customers now shifting to the Windows NT platform.
   Going forward, synergy between voice and fax, or voice and the Internet, will become an increasingly important part of the Brooktrout Technology business.


THE KEY TO NETWORK FAXING IS SECURE DELIVERY RIGHT TO THE DESKTOP.

FAX TECHNOLOGY
The market for network fax technology continued to expand rapidly during 1998, helped by a growing number of independent software applications that are now written for full compatibility with the Brooktrout Technology TR114 Series multichannel fax boards. More than a decade ago, Brooktrout first developed a way to receive faxes directly to individual users while keeping those faxes completely secure. Today, there are some 25 different fax applications that support Brooktrout boards running on the Windows 95/98, Windows NT, Unix, and OS2 operating systems. Millions of networked employees at companies around the world now use their own private fax numbers made possible by Brooktrout's inbound routing technology using DID, BRI, T1 and E1 PRI interfaces.
   Brooktrout continues to offer the broadest range of software support in the industry and has established technical partnerships with the leading makers of network fax software -- including Alcom, Computer Associates, Copia, Equisys, Esker, Fenestrae, Lane Telecom, Lotus, Open Port Technology, Optio, Optus, Omtool, RightFAX, and T4 Systems. This ensures that Brooktrout hardware runs smoothly with whichever major LAN fax or network fax software package our customers might select.
   In 1998, the company introduced the TR1000 Universal Port fax and voice boards. The TR1000 provides up to 60 ports of intelligent fax and voice in a single PCI slot. The TR1000 will support such new features as V.34 fax, new image and compression formats, and Kanji characters.
   During the year, Brooktrout Technology introduced its newest generation of advanced fax boards, the TR Series PCI line. These are the first commercially available multichannel fax and voice boards designed for the newly adopted PCI bus standard. The line has been very well received by customers.
   In addition to serving the network fax market, Brooktrout's fax boards meet the reliability demands for the enhanced fax market made up of large service providers such as Hong Kong Telecom, PR Newswire, JFax and others who provide fax services to business customers and individuals. Enhanced fax service combines computers with high-volume fax capabilities. It includes such applications as fax broadcasting, sending one fax to many addresses simultaneously; fax-on-demand, which lets callers request faxes for transmission; never-busy fax, which can successfully send faxes without regard for busy signals; personal fax mailboxes, which allow users to receive and store faxes for later use;

and store-and-forward faxing, which can hold faxes for transmission during off-peak hours when the toll charges are lower. These services are rapidly becoming more available in the marketplace and each is made possible by Brooktrout Technology TR Series boards.


ISDN TECHNOLOGY OFFERS RELIABLE, HIGH-SPEED ANALOG SERVICE FOR NETWORK USERS.

HIGH-SPEED ACCESS
Brooktrout's high-speed access technology is represented by its Netaccess operation which is now part of Brooktrout Technology. The Netaccess Division designs, manufactures, and supports wide area network access products for OEM Developers and remote access server solutions for PC server manufacturers using ISDN and modem technology.
   The company's strong heritage of creating technological advances produced the industry's first ISDN Primary Rate PC card, as well as the first multiport server modem card, and the first remote access server card that can handle analog and digital calls simultaneously.
   Today, Brooktrout's OEM developers are a constant source of innovative ideas. It is through these partnerships that exciting, new products are developed. Brooktrout's WAN Access ISDN boards and ISDN software make it very easy to integrate high-speed WAN Access solutions into a customized product. A wide-variety of applications use these cards as part of their product's infrastructure to achieve wireless communications, video/audio conferencing, remote access, computer telephony and gateways for voice, data and fax. A Brooktrout OEM partnership provides customers with the tools and technology to ensure a successful time to market.
   In leveraging the expertise gained from its OEM developers, Brooktrout Technology developed and announced a family of remote access products, the Instant RAS(R) product line. This product line is marketed to PC server manufacturers who want to offer remote access functionality to their customers. 1998 saw the introduction of five new remote access cards that let small to medium sized businesses connect their telecommuters, road warriors and branch offices to the corporate server. Worldwide remote access for the masses is here.
   In August, this division of Brooktrout Technology shipped its milestone 20,000th wide area network access card to Motorola's Internet and Networking Group in Mansfield, Massachusetts. Motorola ING has been a long-standing OEM partner since 1990 and this is a relationship of which we are extremely proud.
   For worldwide global access, OEM developers and PC server manufacturers look to Brooktrout for outstanding technology and partnerships.


INTERSPEED DSL TECHNOLOGY DELIVERS SUPER-FAST INTERNET ACCESS OVER EXISTING TELEPHONE LINES.

INTERSPEED
Brooktrout's newest company, Interspeed Inc., develops high-speed data access solutions for telephone companies, competitive local exchange carriers (CLECs) and Internet service providers (ISPs). Interspeed's products offer businesses the opportunity to take advantage of the power the Internet has to offer without the high cost associated with other access methods. The product line represents a new generation of carrier-class digital subscriber line solutions for use by companies that want faster Internet access at lower costs, as well as for office buildings, apartment and hotel complexes, campus environments, and government facilities.
   The demand for high-speed data access has created a significant problem for the regional telephone companies. The current infrastructure was designed to handle low-bandwidth voice traffic over copper wires. It was never designed to handle broadband data access. Nonetheless, the demand for faster, low cost data access is exploding and shows no sign of slowing down.
   Digital Subscriber Line (DSL) technology was originally developed to allow consumer access to pay-per-view movies and video-on-demand over standard copper wire. The market never developed, but the Internet did, and DSL has now been re-engineered to meet the needs of business for high-speed access over existing copper telephone lines.

   The Interspeed product line consists of two systems, the System 1000 and System 500 DSL Access Routers. These are the only DSL products to integrate all the components needed for complete DSL service including high-performance DSL modems, switches, and routers. This integrated approach results in significant cost savings over separate purchases for these devices. Interspeed's DSL technology operates at more than 20 times the speed of even today's fastest dial-up modems, and products are available in two sizes. System 500, about the size of a desktop computer, can handle up to 48 users or networks. The System 1000 handles 192 users.
   Depending on the customer, either model would be installed at the service provider's site or at the central office of the phone company. The products represent a technical breakthrough aimed at the millions of small businesses and branch offices of larger businesses that need fast Internet access for an entire network without the inconvenience of dial-up modems, or the cost of a high-speed T1 line.
   Early adopters of the new Interspeed systems include Log On America, a competitive local exchange carrier offering voice, data, Internet, and cable programming packages in Rhode Island; Waterville Online and Sterling Information Services, two Internet services in Maine; and the town of Sanford, Maine, which is using the equipment over its town-wide network.


BROOKTROUT SOFTWARE OFFERS SOLUTIONS AND PROFESSIONAL SERVICES TO FIT EACH CUSTOMER.

BROOKTROUT SOFTWARE
Brooktrout Software was established as a separate division in 1998 to focus on the interactive voice response and call management market with the Show N Tel and ActiveCall products. In addition to developing application tools, Brooktrout Software has a Professional Services Group that provides consulting services, application design and development support, application maintenance support, as well as the boards and systems to run voice response, call center, and unified messaging applications.

   The primary market for Brooktrout Software is the Fortune 1,000 list of global companies that use interactive voice response systems to automate such processes as customer order status, news distribution, product availability, automated attendant, and directory assistance. Brooktrout Software provides the whole solution.
   Show N Tel is the company's premier software product. It is a graphical user interface that allows developers to easily create custom computer telephony applications including audiotext, interactive voice response, fax-on-demand, fax broadcast, voice and fax messaging, and intelligent call routing. Developers can drag and drop more than 300 icons to create and apply a variety of messaging applications. This innovative easy-to-master approach gives companies and organizations of all sizes the flexibility to customize applications that would be too expensive and time-consuming to handle any other way.
   Computer Telephony magazine honored Show N Tel with a Judges' Choice Award, calling it "a clear winner for its superior functionality and performance." And "an excellent solution for developers building CT solutions."
   In 1998, the division introduced an important call management product called ActiveCall. ActiveCall complements Show N Tel with new features that allow operators to better handle incoming calls. Together, Show N Tel and ActiveCall are being widely adopted as standard development environments and integrated into customer systems.
   During the year, Brooktrout Software also announced new technology partnerships with the leading speech technology companies to further expand the capabilities of Show N Tel. The agreements with Lernout and Hauspie and Philips Speech Processing will add text-to-speech and advanced speech recognition technology to the Show N Tel development capability. The division also announced support for the widely used E1 and T1 voice boards and on-board pulse detection, offering computer telephony developers a cost-effective solution for developing and deploying worldwide solutions without changing applications for different countries.

Brooktrout Technology, Inc.
Selected Consolidated Financial Data
(In Thousands, Except Share Data)

                                                                          YEARS ENDED DECEMBER 31,
                                                                          ------------------------
STATEMENT OF OPERATIONS DATA                         1998            1997           1996           1995           1994
                                                   --------        -------        -------        -------        -------


Revenue ....................................       $100,851        $72,192        $58,827        $38,673        $24,888
 Costs and expenses:
   Cost of product sold ....................         40,884         32,381         26,059         17,759         12,055
   Research and development ................         22,106         13,627          7,175          4,822          3,523
   In-process research and development (1) .          9,786          3,746             --             --             --
   Selling, general and administrative .....         29,902         19,970         13,666          9,144          5,686
   Merger related charges ..................             --             --          1,236             --             --
                                                   --------        -------        -------        -------        -------
 Income (loss) from operations .............         (1,827)         2,468         10,691          6,948          3,624
 Other income (expense):
   Interest/other income ...................          1,893          1,688          1,283            967            604
   Interest expense ........................             (3)           (11)            (1)            (7)           (10)
                                                   --------        -------        -------        -------        -------
      Total other income ...................          1,890          1,677          1,282            960            594
                                                   --------        -------        -------        -------        -------
Income before income tax provision (benefit)             63          4,145         11,973          7,908          4,218
Income tax provision (benefit) .............           (270)         1,494          5,108          2,705          1,589
                                                   --------        -------        -------        -------        -------
Net income .................................       $    333        $ 2,651        $ 6,865        $ 5,203        $ 2,629
                                                   ========        =======        =======        =======        =======

Basic income per common share:
  Net income ...............................       $   0.03        $  0.25        $  0.69        $  0.54        $  0.27
  Shares for basic .........................         10,784         10,702          9,947          9,661          9,570

Diluted income per common share:
  Net income ...............................       $   0.03        $  0.23        $  0.63        $  0.52        $  0.26
  Shares for diluted .......................         11,483         11,300         10,901         10,077          9,843


                                                                     DECEMBER 31,
                                                                     ------------
                                             1998          1997          1996          1995          1994
                                             ----          ----          ----          ----          ----
BALANCE SHEET DATA
Cash and marketable securities .....       $12,355       $36,378       $39,714       $22,154       $18,951
Working capital ....................        21,225        41,741        43,408        24,823        19,825
Total assets .......................        73,209        65,415        58,366        34,581        25,461
Long-term debt, less current portion            --            --            --            --             6
Stockholders' equity ...............       $50,129       $50,444       $47,592       $26,445       $20,898


(1) In 1998 and 1997, the Company recorded charges of $9.8 million and $3.7 million, respectively, representing the portion of the purchase price allocated to in-process research and development efforts related to the acquisitions of the Computer Telephony Products business of Lucent Technologies Inc. and Netaccess, Inc., respectively.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995

     This Annual Report contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 (the "Act") and releases issued by the Securities and Exchange Commission. The words "believe," "expect," "anticipate," "intend," "estimate," and other expressions, which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

     The future operating results and performance trends of the Company may be affected by a number of factors, including, without limitation, the following:
(i) the Company's ability to respond to rapidly developing changes in its marketplace; (ii) the Company's ability to develop and market quality, innovative products; (iii) the Company's ability to protect its proprietary intellectual property; (iv) the Company's ability to integrate its recent acquisitions; and (v) the Company's ability to retain relationships with its major customers, including Lucent Technologies Inc. In addition to the foregoing, the Company's actual future results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth in the Company's various filings with the Securities and Exchange Commission and of changes in general economic conditions, changes in interest rates and/or exchange rates and changes in the assumptions used in making such forward-looking statements.

INTRODUCTION

Computer Telephony Products business of Lucent Technologies Inc.

     On December 17, 1998, the Company acquired the assets and assumed certain liabilities of the Computer Telephony Products (CTP) business of Lucent Technologies Inc. CTP provides technologies for the voice processing industry and manufactures hardware and software components that connect PCs and LANs with telephone networks. The purchase price was $29.4 million, paid in cash, plus $1.1 million of transaction costs, and the Company assumed certain liabilities aggregating $1.9 million.

     The acquisition has been accounted for as a purchase, and accordingly, the results of operations of the CTP business have been included in the Company's consolidated financial statements from the date of acquisition. The purchase price has been allocated to the assets acquired based upon their fair values using an independent appraisal. The fair value of the assets acquired and liabilities assumed exceeded the purchase price resulting in a pro rata reduction in identified non-current assets purchased.

     The valuation of the intangible assets acquired was based on management's estimates of the after tax net cash flows and gives explicit consideration to the SEC's views on purchased in- process technology as set forth in its September 9, 1998 letter to the American Institute of Certified Public Accountants. Specifically, the valuation gave consideration to the following:
(i) a fair market value premise was employed; (ii) comprehensive due diligence concerning all potential intangible assets including trademarks/tradenames, patents, copyrights, non-compete agreements, assembled workforce and customer relationships and sales channels; (iii) the value of core technology was explicitly addressed, with a view toward ensuring the relative allocations to core technology and in-process technology were consistent with the relative contributions of each to the final product; and (iv) the allocation to in-process technology was based on a calculation that considered only the efforts completed as of the transaction date, and only the cash flow associated with said completed efforts for one generation of the products currently in-process.

     The Company recorded a one-time charge of $9.8 million ($5.9 million, net of tax benefits) in the fourth quarter of 1998 for the purchased research and development for seven projects that had not yet reached technological feasibility, had no alternative future use, and for which successful development was uncertain.

     The seven projects include High Density (digital signal processor and software technology), Digital Recording (software and hardware), DSPM and DSP Fax (software and hardware), Asynchronous Software, PBX Integration, and VRS-32 fax on demand boards. At the time of acquisition, estimated costs to complete the seven projects were approximately $6.9 million. Management expects that all of the products being developed, except the PBX Integration which will be available in fiscal 2000, will become available for sale in fiscal 1999; however, no assurances can be given in this regard. The Company will begin to benefit from the acquired research and development related to these products once they begin shipping.

     Significant assumptions used to determine the value of in-process technology included several factors, including the following: First, a forecast of net cash flows was prepared illustrating cash flows that were expected to result from the development effort, using projections prepared by CTP management and reviewed by management of the Company. Second, a percentage complete for each project was estimated considering a number of factors, including the expenditures to date relative to the expected total cost of the development effort and the amount of progress completed as of the transaction date, an on importance-weighted basis, relative to the overall technological achievements required to achieve the intended functionality of the eventual product. The technological issues were addressed by engineering representatives from both CTP and the Company. Third, a discount rate of approximately 27.5% was used. The discount rate was derived based on a weighted-average cost of capital and takes into account the level of risk of the in-process technology.


Netaccess, Inc.

     On June 30, 1997, the Company acquired the assets and assumed certain liabilities of Netaccess, Inc. (Netaccess), a worldwide supplier of Primary Rate ISDN network interface products and multiport modem products for open, standards-based remote access and computer telephony systems. The purchase price was $9.9 million, paid in cash, and the Company agreed to assume certain liabilities aggregating $2.0 million.

     The acquisition has been accounted for as a purchase, and accordingly, the results of operations of Netaccess, Inc. have been included in the Company's consolidated financial statements from the date of acquisition. The purchase price has been allocated to the assets acquired based upon their fair values using an independent appraisal.

     The Company has recorded a charge of $3.7 million ($2.3 million, net of tax benefits) in 1997 representing the estimated value of Netaccess' research and development efforts in-process. Such efforts had not yet reached technological feasibility and did not possess alternative uses.

YEARS ENDED DECEMBER 31, 1998 AND 1997

     Revenue during the year ended December 31, 1998 increased by approximately 40%, to $100.9 million, up from $72.2 million in 1997. This growth was principally attributable to increased shipments of TR Series products and to the inclusion of sales of Primary Rate ISDN telephone network interface products acquired through the acquisition of Netaccess, Inc. on June 30, 1997.. Increased sales from the TR Series products reflect the growth in the local area network/fax market segment served by the Company.

     Cost of product sold was $40.9 million, or 41% of revenue in 1998, compared to $32.4 million, or 45% of revenue, in 1997. Gross profit percentage was 59% for 1998 and 55% for 1997. The increase in gross profit percentage is the result of the increased volume of TR Series and Primary Rate ISDN telephone network interface products sold as a proportion of total sales. In addition, the TR Series product family benefited from cost reduction efforts initiated by the Company.

     Research and development expense was $22.1 million, or 22% of revenue in 1998, compared with $13.6 million, or 19% of revenue in 1997. The increase reflects the Company's development efforts for Interspeed, Inc., the next generation of Netaccess products, and for continued development of the TR Series product family, Brooktrout Open Systems Telephony Architecture (BOSTon), OEM systems development as well as computer telephony software development tools. The Company intends to continue to commit significant resources to product development.

     Selling, general and administrative expense was $29.9 million in 1998, compared with $20.0 million in 1997. This higher expense level resulted from increased staffing, promotional activities and depreciation. As a percentage of revenue, selling, general and administrative expense was 30% of revenue for 1998 and 28% of revenue for 1997.

     On December 17, 1998, the Company recorded a charge of $9.8 million, representing the portion of the purchase price of the acquisition of Lucent Technologies' Computer Telephony Products division allocated to in-process research and development efforts as of the date of acquisition.

     On June 30, 1997, the Company recorded a charge of $3.7 million, representing the portion of the purchase price of Netaccess allocated to in-process research and development efforts as of the date of acquisition.

     Interest and other income was $1.9 million in 1998, compared with $1.7 million in 1997, reflecting higher investable cash balances prior to the purchase of CTP.

     The Company recorded a tax benefit of $270,000 for the year ended December 31, 1998 due to a permanent difference associated with the Company's foreign sales corporation and a change in the rate at which its deferred taxes are expected to reverse, offset by a permanent difference associated with travel and entertainment expense. For the year ended December 31, 1997 income tax expense was $1,494,000, an effective tax rate of 36%.

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

     Research and development expense was $13.6 million, or 19% of revenue in 1997, compared with $7.2 million, or 12% of revenue in 1996. The increase reflects the Company's development efforts for the next generation of Netaccess products and for continued development of the TR Series product family, computer telephony software development tools, Brooktrout Open Systems Telephony Architecture (BOSTon), Interspeed, Inc., as well as fax and OEM systems development. The Company intends to continue to commit significant resources to product development.

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

     Interest and other income was $1.7 million in 1997, compared with $1.3 million in 1996, reflecting higher investable cash balances prior to the purchase of Netaccess.

     The Company's effective tax rate was 36% for the year ended December 31, 1997 and 43% for the year ended December 31, 1996. The effective rate for 1997 decreased due to increased tax benefits derived from the use of a foreign sales corporation for certain export sales and certain nondeductible merger costs recorded in 1996 and not repeated in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     On December 17, 1998, the Company acquired the assets and assumed certain liabilities of the Computer Telephony Products (CTP) business of Lucent Technologies Inc. The CTP business provides technologies for the voice processing industry and manufactures hardware and software components that connect PCs and LANs with telephone networks. The purchase price was $29.4 million, paid in cash, plus $1.1 million in transaction costs, and the Company also assumed certain liabilities aggregating $1.9 million. Based upon an independent appraisal, the Company has recorded a charge of $9.8 million ($5.9 million, net of tax benefits) representing the portion of the purchase price allocated to CTP's research and development efforts in-process. The estimated cost to complete these product development efforts approximates $6.9 million and all work is expected to be completed and the products available for general release by the end of 1999, except for one product which will be available in 2000. In addition, the Company recorded an expense in the current year of approximately $957,000 reflecting a signing bonus paid to various employees of CTP, substantially all of which will be paid in the first quarter of fiscal 1999.

     On June 30, 1997, the Company acquired the assets and assumed certain liabilities of Netaccess, Inc., a worldwide supplier of Primary Rate ISDN network interface products and multiport modem products for open, standards-based remote access and computer telephony systems. The purchase price was $9.9 million, paid in cash, and the Company also assumed certain liabilities aggregating $2.0 million. Based upon independent appraisals, the Company has recorded a charge of $3.7 million ($2.3 million, net of tax benefits) representing the portion of the purchase price allocated to Netaccess' research and development efforts in-process.

     During 1998, 1997 and 1996, the Company funded its operations primarily through operating revenue. In August 1998, the Company renewed its working capital line of credit. Under the renewed line of credit the Company may borrow up to $10,000,000 on an unsecured basis, all of which may be used for issuance of letters of credit, subject to compliance with certain covenants. The line of credit will expire in July 1999 and at that time any outstanding balances would be payable in full. Any amounts borrowed under the line would be subject to interest at the bank's prime rate. At December 31, 1998 there were no commitments outstanding on letters of credit; no borrowings have been made during the three years presented.

     The Company's working capital decreased from $41.7 million at December 31, 1997 to $21.2 million at December 31, 1998. The decrease in working capital was primarily caused by the payment of $29.4 million in cash to acquire the assets of CTP.

     During 1998, 1997 and 1996, the Company purchased approximately $3,800,000, $2,700,000, and $3,400,000, respectively, in equipment. The Company currently has no material commitments for additional capital expenditures.

     The pricing of the Company's products and costs of its goods are generally determined by current market conditions. Market conditions can be impacted by inflation, however, the Company believes that inflation has not had a significant effect on its operations to date.

     The Company has operating lease commitments for its office and manufacturing facilities expiring through 2006. Certain lease agreements require the Company to pay all of the building's taxes, insurance and maintenance costs (see Note 7).

     The Company anticipates that cash flows from operations, together with current cash and marketable securities balances and funds available under the Company's line of credit, will be sufficient to meet the Company's working capital and capital equipment expenditure requirements for the foreseeable future.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company invests cash balances in excess of operating requirements in short-term securities, generally with maturities of 90 days or less. In addition, the Company's working capital line of credit agreement provides for borrowings which bear interest at a variable rate based on a prime rate. As of December 31, 1998 the Company did not have any borrowings outstanding pursuant to the credit agreement. The Company believes that the effects, if any, of possible near-term changes in interest rates on the Company's financial position, results of operations and cash flows should not be material. The Company owns publicly-traded corporate equity securities which are considered available-for-sale for accounting purposes and any unrealized gain or loss is deferred as a component of other comprehensive income (see Note 1).

     The Company has limited exposure to fluctuations in foreign currencies as it denominates substantially all sales in U.S. dollars and has limited expenses denominated in foreign currencies, mainly from its limited operations in Belgium and the United Kingdom. The Company, to date, has not attempted to hedge this limited foreign currency exposure. The Company does not enter into financial instrument transactions for trading or other speculative purposes.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for fiscal years beginning after June 15, 1999. The new standard requires that all companies record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Management is currently assessing the impact of SFAS No. 133 on the financial statements of the Company. The Company will adopt this accounting standard on January 1, 2000, as required.

YEAR 2000

     THE STATEMENTS IN THE FOLLOWING SECTION INCLUDE YEAR 2000 READINESS DISCLOSURE WITHIN THE MEANING OF THE YEAR 2000 INFORMATION AND READINESS DISCLOSURE ACT.

Year 2000 Readiness Disclosure

     This section contains certain statements that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's Year 2000 compliance, and the eventual affects of the Year 2000 on the Company may be materially different than currently projected. This may be due to, among other things, delays in the implementation of the Company's Year 2000 Plan and the failure of key third parties with whom the Company has a significant business relationship to achieve Year 2000 compliance.

     The Year 2000 issue relates to a complex of potential problems arising from the ways in which computer software can handle dates. Many older systems use a two digit date format which may create ambiguities in passing into a new century.

     The Year 2000 is a special case in the Gregorian calendar which can create problems with certain leap-year calculation routines. In addition, various contemporary computer operating systems, including systems on which many of the Company's and its suppliers' products are dependent, employ binary dating conventions which cannot currently manage dates falling after certain times after the year 2000 (e.g., the year 2038 in the case of most 32-bit Windows software.)

     The Company has a Year 2000 Plan, which it is actively pursuing to address the Company's Year 2000 issues. The Company's Year 2000 Plan focuses on each of the Company's internal systems, the Company's products, and third parties with which the Company has a significant business relationship. However, no assurance can be given that the Company or such third parties will successfully address its or their Year 2000 issues.

     The Company's Year 2000 Plan relating to its internal systems consists of three phases - assessment, testing and implementation. The Company is currently in the implementation phase and anticipates completing this phase during the second quarter of 1999. The Company believes that all material systems will be compliant by the Year 2000 and that the cost to address this issue is not material. The Company does not have any contingency plans in the event that its material systems are not Year 2000 compliant, however, if the Company determines that its systems may not be compliant prior to 2000, it shall create and implement contingency plans as necessary.

     The Company has gathered, tested and produced information about the Company's products impacted by the Year 2000 transition. Although the Company believes that most of its products are in or will be (through maintenance releases or patches) in Year 2000 compliance, the Company has determined that certain of its older products are not and will not be compliant, although customers generally will have upgrade paths available to move to the Company's newer compliant products, generally requiring some change in the operating environment. The Company is taking steps to inform such affected users of this issue.

     All organizations dealing with the Year 2000 must address the effect this issue will have on their significant business relationships with key third parties. The Company's significant business relationships which may be adversely impacted by the Year 2000 issue include certain contractual relationships with key suppliers of components for the Company's products, service providers for the Company's internal systems and major customers for the Company's products (including one such customer which accounts for more than 20% of the Company's revenue). The Company continues to work with key third parties to understand their ability to continue providing services, products and demand for the Company's products through the change to the Year 2000. If any significant Year 2000 problems are identified with key third parties, contingency plans will be developed.

     The Company continues to evaluate the estimated costs associated with achieving Year 2000 readiness. To date, costs associated with achieving Year 2000 readiness are $300,000. Based on current estimates, the remaining costs associated with the Company's Year 2000 Plan will be approximately $450,000.

     The Company anticipates that substantial litigation may be brought against vendors of all component products of systems that are unable to properly manage data related to the Year 2000. The Company has not received any threats of such litigation against it, but no assurance can be given that such litigation may not be threatened or brought in the future. The Company's agreements with customers typically contain provisions designed to limit the Company's liability for such claims. It is possible, however, that these measures will not provide protection from liability claims, as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. Furthermore, the failure of the Company or the Company's key suppliers and/or customers to be Year 2000 compliant may also result in litigation being brought against the Company in addition to making it more difficult and/or costly for the Company to manufacture and sell its products. Any such claims, with or without merit, or the failure of the Company, its suppliers or customers to be Year 2000 compliant could result in a material adverse affect on the Company's business, financial condition and results of operations, including increased warranty costs, customer satisfaction issues and potential lawsuits.



EURO ISSUE

     Some of the countries in which the Company sells its products are Member States of the Economic and Monetary Union (EMU). Beginning January 1, 1999 Member States of the EMU may begin trading in either their local currencies or the euro, the official currency of EMU participating Member States. Parties are free to choose the unit they prefer in contractual relationships during the transitional period, beginning January 1999 and ending June 2002. The new accounting system that the Company implemented can be upgraded to support the euro and process transactions in either a country's local currency or the euro. The Company does not anticipate a large demand from its customers to transact in euros, so this upgrade is not planned for implementation until the fourth quarter of 1999.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Brooktrout Technology, Inc.:

     We have audited the accompanying consolidated balance sheets of Brooktrout Technology, Inc. and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.






Deloitte & Touche LLP
Boston, Massachusetts
February 10, 1999

                           BROOKTROUT TECHNOLOGY, INC.

                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                   DECEMBER 31,
                                                                              ----------------------
                                                                                1998           1997
                                                                              -------        -------
ASSETS
Current assets:
   Cash and equivalents ...............................................       $ 8,518        $27,916
   Marketable securities ..............................................         3,837          8,462
   Accounts receivable (less allowance for doubtful accounts of
      $2,313 in 1998 and $1,164 in 1997 ...............................        15,837          9,804
   Inventory...........................................................        10,668          7,801
   Deferred tax assets ................................................         3,853          1,861
   Prepaid expenses ...................................................         1,242            613
                                                                              -------        -------
      Total current assets ............................................        43,955         56,457
                                                                              -------        -------

Equipment and furniture:
   Computer equipment .................................................         8,602          6,182
   Furniture and office equipment .....................................         6,336          3,696
                                                                              -------        -------
       Total ..........................................................        14,938          9,878
       Less accumulated depreciation and amortization .................        (5,973)        (3,253)
                                                                              -------        -------
      Equipment and furniture -- net ..................................         8,965          6,625
   Deferred tax assets ................................................         4,719          1,234
   Acquired technology and other intangible assets ....................        14,746             --
   Investments and other assets .......................................           824          1,099
                                                                              -------        -------
          Total .......................................................       $73,209        $65,415

                                                                              =======        =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable and other accruals ................................       $15,777        $10,510
   Accrued compensation and commissions ...............................         4,529          2,321
   Customer deposits ..................................................           614            325
   Accrued warranty costs .............................................         1,314            850
   Accrued taxes ......................................................           496            710
                                                                              -------        -------
      Total current liabilities .......................................        22,730         14,716
                                                                              -------        -------
Deferred rent .........................................................           350            255
Commitments and contingencies .........................................            --             --
Stockholders' equity:
   Preferred stock, $1.00 par value; authorized 100,000 shares;
      issued and outstanding, none ....................................            --             --
   Common stock, $.01 par value; authorized 25,000,000
      shares; issued and outstanding, 10,828,362 in 1998 and
      10,741,195 in 1997 ..............................................           108            107
   Additional paid-in capital .........................................        32,528         31,978
   Accumulated other comprehensive income (loss) ......................        (1,199)            --
   Retained earnings ..................................................        18,692         18,359
                                                                              -------        -------
   Total stockholders' equity .........................................        50,129         50,444
                                                                              -------        -------
Total .................................................................       $73,209        $65,415
                                                                              =======        =======

                 See notes to consolidated financial statements.

                           BROOKTROUT TECHNOLOGY, INC.

                        CONSOLIDATED STATEMENTS OF INCOME
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                          YEARS ENDED DECEMBER 31,
                                                   --------------------------------------
                                                     1998            1997           1996
                                                   --------        -------        -------

Revenue ....................................       $100,851        $72,192        $58,827

Cost and expenses:

     Cost of product sold ..................         40,884         32,381         26,059
     Research and development ..............         22,106         13,627          7,175
     In-process research and development ...          9,786          3,746             --
     Selling, general and administrative ...         29,902         19,970         13,666
     Merger related charges ................             --             --          1,236
                                                   --------        -------        -------

         Total cost and expenses ...........        102,678         69,724         48,136
                                                   --------        -------        -------
     Income (loss) from operations .........         (1,827)         2,468         10,691
Other income (expense):

   Interest and other income ...............          1,893          1,688          1,283
   Interest expense ........................             (3)           (11)            (1)
                                                   --------        -------        -------
         Total other income ................          1,890          1,677          1,282

                                                   --------        -------        -------

Income before income tax provision (benefit)             63          4,145         11,973
Income tax provision (benefit) .............           (270)         1,494          5,108
                                                   --------        -------        -------
Net income .................................       $    333        $ 2,651        $ 6,865
                                                   ========        =======        =======
Income per common share:
   Basic ...................................       $   0.03        $  0.25        $  0.69
                                                   ========        =======        =======
   Shares for basic ........................         10,784         10,702          9,947
                                                   ========        =======        =======
   Diluted .................................       $   0.03        $  0.23        $  0.63
                                                   ========        =======        =======
   Shares for diluted ......................         11,483         11,300         10,901
                                                   ========        =======        =======


                 See notes to consolidated financial statements.

                           BROOKTROUT TECHNOLOGY, INC.

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                                 (IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                           ----------------------------------
                                                             1998          1997         1996
                                                           -------        ------       ------

Net income .........................................       $   333        $2,651       $6,865
  Unrealized gains (losses) on marketable securities        (1,885)            8          (57)
  Foreign currency translation adjustment ..........           (49)           --           --
                                                           -------        ------       ------
Comprehensive income (loss) before income tax
  provision (benefit) ..............................        (1,601)        2,659        6,808
Income tax provision (benefit) related to items of
  comprehensive income .............................          (735)            3          (22)
                                                           -------        ------       ------
Comprehensive income (loss) ........................       $  (866)       $2,656       $6,830
                                                           =======        ======       ======


                 See notes to consolidated financial statements.

                           BROOKTROUT TECHNOLOGY, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                         ACCUMULATED
                                                                                            OTHER
                                                       COMMON STOCK         ADDITIONAL  COMPREHENSIVE
                                                  ----------------------      PAID-IN       INCOME         RETAINED
                                                    SHARES        AMOUNT      CAPITAL       (LOSS)         EARNINGS          TOTAL
                                                  ----------      ------    ----------  -------------      --------        --------

Balance, January 1, 1996 ..................        9,683,116       $ 97       $16,884       $    49        $  9,415        $ 26,445
Issuance of common stock for cash .........        1,000,236         10        12,718            --              --          12,728
Tax benefit of stock options ..............               --         --         2,183            --              --           2,183
Unrealized losses on marketable securities                --         --            --           (57)             --             (57)
Distributions to stockholders .............               --         --            --            --            (572)           (572)
Net income ................................               --         --            --            --           6,865           6,865
                                                  ----------       ----       -------       -------        --------        --------

Balance, December 31, 1996 ................       10,683,352        107        31,785            (8)         15,708          47,592
Issuance of common stock for cash .........           57,843         --           193            --              --             193
Tax benefit of stock options ..............               --         --            --            --              --              --
Unrealized gains on marketable securities .               --         --            --             8              --               8
Net income ................................               --         --            --            --           2,651           2,651
                                                  ----------       ----       -------       -------        --------        --------


Balance, December 31, 1997 ................       10,741,195        107        31,978            --          18,359          50,444
Issuance of common stock for cash .........           87,167          1           443            --              --             444
Tax benefit of stock options ..............               --         --           107            --              --             107
Unrealized losses on marketable securities,
     net of tax ...........................               --         --            --        (1,150)             --          (1,150)
Currency translation adjustment ...........               --         --            --           (49)             --             (49)
Net income ................................               --         --            --            --             333             333
                                                  ----------       ----       -------       -------        --------        --------
Balance, December 31, 1998 ................       10,828,362       $108       $32,528       ($1,199)       $ 18,692        $ 50,129
                                                  ==========       ====       =======       =======        ========        ========

                See notes to consolidated financial statements.

                           BROOKTROUT TECHNOLOGY, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                        YEARS ENDED DECEMBER 31,
                                                                ----------------------------------------
                                                                  1998            1997            1996
                                                                --------        --------        --------

Cash flows from operating activities:
Net income ..............................................       $    333        $  2,651        $  6,865
Adjustments to reconcile net income to cash
   provided by operating activities:
   Depreciation and amortization ........................          2,852           1,815             586
   Purchased research and development ...................          9,786           3,746              --
   Amortization of (premium) discount on
      marketable securities .............................            (47)            (44)             18
   Deferred income taxes ................................         (4,742)         (2,369)           (272)
   Increase (decrease) in cash from (net of acquisition):
      Accounts receivable ...............................         (2,208)          1,083          (1,010)
                                                                    (250)            957          (1,626)
      Inventory
      Other prepaid expenses ............................           (419)            346            (533)
      Accounts payable and other accruals ...............          5,098           1,368           2,694
                                                                --------        --------        --------
         Cash provided by operating
            activities ..................................         10,403           9,553           6,722
                                                                --------        --------        --------
Cash flows from investing activities:
   Expenditures for equipment and furniture .............         (3,797)         (2,717)         (3,413)
   Acquisition of subsidiary (net of
     cash acquired) .....................................        (29,400)         (9,909)             --
   Other assets .........................................             12            (258)             43
   Investment ...........................................             95            (250)             --
   Purchases of marketable securities ...................        (13,695)         (8,754)         (4,532)
   Sales of marketable securities .......................         16,433           9,320           3,405
                                                                --------        --------        --------
         Cash used for investing activities .............        (30,352)        (12,568)         (4,497)
                                                                --------        --------        --------
Cash flows from financing activities:
     Proceeds from the sale of common stock .............            444             193          12,728
     Tax benefit of stock options .......................            107              --           2,183
     Distributions to stockholders ......................             --              --            (572)
     Net proceeds from (repayments of) line
      of credit .........................................             --              --             (50)
   Repayment of long-term debt ..........................             --              --              (6)
                                                                --------        --------        --------
         Cash provided by financing activities ..........            551             193          14,283
                                                                --------        --------        --------
Increase (decrease) in cash and equivalents .............        (19,398)         (2,822)         16,508
Cash and equivalents, beginning of year .................         27,916          30,738          14,230
                                                                --------        --------        --------
Cash and equivalents, end of year .......................       $  8,518        $ 27,916        $ 30,738
                                                                ========        ========        ========

                 See notes to consolidated financial statements.

                           BROOKTROUT TECHNOLOGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business -- Brooktrout Technology, Inc. (the Company) supplies electronic communications products to system vendors, service providers, and VARs dependent on electronic information exchange.


     Use of Estimates -- The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.


     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.


     Revenue Recognition -- Revenue from product or software sales is recognized upon the shipment or delivery of product. Revenue from maintenance and support contracts is deferred and recognized ratably over the service period. Maintenance and support revenue included with an initial license fee is unbundled and recognized ratably over the service period.


     Concentration of Credit Risk -- The Company sells its products to various customers in several industries. The Company generally requires no collateral; however, to reduce credit risk the Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. At December 31, 1998 and 1997, 19% and 17%, respectively, of the Company's accounts receivable were from one customer (see Note 6).

                           BROOKTROUT TECHNOLOGY, INC.

     Inventory -- Inventory is carried at the lower of cost (first-in, first-out basis) or market and consisted of the following:

                                         DECEMBER 31,
                                 ----------------------------
                                     1998              1997
                                 -----------       ----------
Raw materials ............       $ 3,277,000       $3,268,000
Work in process ..........         2,164,000        1,606,000
Finished goods ...........         5,227,000        2,927,000
                                 ===========       ==========
       Total .............       $10,668,000       $7,801,000
                                 ===========       ==========


     Equipment and Furniture -- Purchased equipment and furniture is recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets (three or five years).


     Software Development Costs -- Certain software development costs are capitalized following attainment of technological feasibility. No such costs were incurred in 1998, 1997 or 1996.


     Research and Development Costs -- Research and development costs, other than software development costs, are expensed as incurred.


     Intangible Assets - Intangible assets include acquired technology, customer base, trademarks, and in-place workforce and are stated at acquisition cost. Acquired technology is being amortized on a straight line basis over 5 to 10 years while all other intangibles are being amortized over periods of 3 to 5 years. Total accumulated amortization for the years ended December 31, 1998 and December 31, 1997 was $100,000 and $25,000, respectively.


     Warranty Costs -- Estimated costs of warranty repairs are provided at the time of sale of the related product.


     Income Taxes -- Deferred tax assets and liabilities are provided to recognize temporary differences between the book and tax bases of the Company's assets and liabilities. These assets and liabilities are measured using currently enacted rates.

                           BROOKTROUT TECHNOLOGY, INC.

     Investments -- The Company has an investment in the common stock of a company operating in the computer telephony industry. The Company's investment aggregated $654,500 at December 31, 1998 and $500,000 at December 31,1997. The investment represents less than 20% of the voting interest. Because the common stock of the company is not readily marketable, the investment is carried at cost and periodically assessed for potential impairment in value.


     Cash Flow Information -- Cash equivalents include highly liquid securities with remaining maturities of three months or less at the time of purchase.

     Supplemental disclosure of cash flow information:

                                           YEARS ENDED DECEMBER 31,
                                 --------------------------------------------
                                    1998             1997             1996
                                 ----------       ----------       ----------
Cash paid for interest ...       $    3,000       $   11,000       $    1,000

Cash paid for income taxes        3,992,000        2,401,000        3,702,000


     Marketable Securities -- Marketable securities are classified as available-for-sale and are carried at fair market value using current market quotes. Unrealized gains or losses are included in comprehensive income (loss).

     Marketable securities consist of publicly-traded corporate equity securities and U.S. government securities with remaining maturities in excess of three months. At December 31, 1998 and 1997, the amortized cost of these securities was $0 and $8,461,000, respectively. Gross unrealized losses related to the equity securities at December 31, 1998 were $1.9 million. During the three years ended December 31, 1998, there were no significant realized gains or losses from sales of these securities.


     Income per Share - Basic income per share is computed using the weighted average number of common shares outstanding during each year. Diluted income per share reflects the effect of the Company's outstanding options (using the treasury stock method), except where such options would be antidilutive.

                           BROOKTROUT TECHNOLOGY, INC.

     A reconciliation of weighted average shares used for the basic and diluted computations is as follows:


                                                    YEARS ENDED DECEMBER 31,
                                          --------------------------------------------
                                              1998             1997             1996
                                          ----------       ----------       ----------

Weighted average shares for basic .       10,784,000       10,702,000        9,947,000
Dilutive effect of stock options ..          699,000          598,000          954,000
                                          ----------       ----------       ----------
Weighted average shares for diluted       11,483,000       11,300,000       10,901,000
                                          ==========       ==========       ==========


     Fair Value of Financial Instruments -- Financial instruments held or used by the Company consist of cash, marketable securities, accounts receivable, accounts payable and letters of credit issued under the Company's line of credit (see Note 3). Marketable securities are carried at fair value at each balance sheet date. Management estimates that carrying value approximates fair value for all other financial instruments.


     Stock-Based Compensation -- Compensation expense associated with awards of stock or options to employees is measured using the intrinsic value method of Accounting Principles Board Opinion No. 25.


     Reporting Comprehensive Income -- Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, Reporting Comprehensive Income. This standard requires companies to report and display comprehensive income and its components in a full set of general-purpose financial statements. A Statement of Comprehensive Income (Loss) has been prepared to reflect the implementation of this statement.


     Disclosures about Segments of an Enterprise and Related Information -- Effective January 1, 1998, the Company adopted the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The standard requires the reporting of certain information about operating segments including the basis for the presentation, geographic information and segment profit or loss (see Note 11).

                           BROOKTROUT TECHNOLOGY, INC.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for fiscal years beginning after June 15, 1999. The new standard requires that all companies record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Management is currently assessing the impact of SFAS No. 133 on the financial statements of the Company. The Company will adopt this accounting standard on January 1, 2000, as required.

2. ACQUISITIONS

Computer Telephony Products business of Lucent Technologies Inc.

     On December 17, 1998, the Company acquired the assets and assumed certain liabilities of the Computer Telephony Products (CTP) business of Lucent Technologies Inc. CTP provides technologies for the voice processing industry and manufactures hardware and software components that connect PCs and LANs with telephone networks. The purchase price was $29.4 million, paid in cash, plus $1.1 million of transaction costs, and the Company assumed certain liabilities aggregating $1.9 million.

     The acquisition has been accounted for as a purchase, and accordingly, the results of operations of the CTP business have been included in the Company's consolidated financial statements from the date of acquisition. The purchase price has been allocated to the assets acquired based upon their fair values using an independent appraisal. The fair value of the assets acquired and liabilities assumed exceeded the purchase price resulting in a pro rata reduction in identified non-current assets purchased. This has been reflected in the amounts presented in the table below. The following is a summary of the purchase price allocation.

                           BROOKTROUT TECHNOLOGY, INC.

     Cash paid                                           $29,400,000
     Transaction costs                                     1,148,000
                                                         ------------

     Total purchase price                                $30,548,000
                                                         ============


     Allocated to tangible assets acquired                $7,915,000

     Allocated to liabilities assumed                    (1,863,000)

       Purchased research and development                  9,786,000
       Existing technology                                12,157,000
       Customer base                                       1,276,000
       Trademark                                             304,000
       In-place workforce                                    973,000
                                                         ------------

     Total                                               $30,548,000
                                                         ============


     The Company recorded a one-time charge of $9.8 million in the fourth quarter of 1998 for purchased in-process technology related to seven development projects that had not reached technological feasibility, had no alternative future use, and for which successful development was uncertain.


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

     The acquisition has been accounted for as a purchase, and accordingly, the results of operations of Netaccess, Inc. have been included in the Company's consolidated financial statements from the date of acquisition. The purchase price has been allocated to the assets acquired based upon their fair values using an independent appraisal.

     The Company has recorded a charge of $3.7 million ($2.3 million, net of tax benefits) in 1997 representing the estimated value of Netaccess' research and development efforts in-process. Such efforts had not yet reached technological feasibility and did not possess alternative uses.

                           BROOKTROUT TECHNOLOGY, INC.

     The following table represents pro forma information as if the acquisitions described had taken place at the beginning of each respective period.

                                                                           YEARS ENDED DECEMBER 31,
                                                            ---------------------------------------------------------
                                                              1998 (1)               1997 (2)               1996 (3)
                                                            ------------           ------------           -----------

     Revenue                                                $130,068,000           $108,106,000           $84,943,000

     Net income                                             $  4,438,000           $  5,417,000           $ 7,383,000

     Basic income per share                                 $       0.41           $       0.51           $      0.74

     Diluted income per share                               $       0.39           $       0.48           $      0.68



     (1) Pro forma reflects the acquisition of CTP as if the acquisition had taken place at the beginning of the period.

     (2) Pro forma reflects the acquisitions of CTP and Netaccess as if both acquisitions had taken place at the beginning of the period.

     (3) Pro forma reflects the acquisition of Netaccess as if the acquisition had taken place at the beginning of the period.


Technically Speaking, Inc. (TSI)

     On May 29, 1996, the Company acquired TSI. In connection with the acquisition, the Company issued 713,000 shares of common stock to TSI stockholders in exchange for all of their interest in TSI. The acquisition was accounted for as a pooling-of-interests. In connection with the acquisition, the Company recorded a charge of $1,236,000 representing costs associated with this transaction.

3. BANK LINE OF CREDIT

     The Company has a line of credit with a bank. The Company may borrow up to $10,000,000 on an unsecured basis, all of which may be used for issuance of letters of credit, subject to compliance with certain covenants. At December 31, 1998, there were no commitments outstanding on letters of credit; no borrowings have been made during any period presented. Any amounts outstanding under the line of credit would bear interest at the bank's prime rate. The line is subject to annual renewal and expires in July 1999.

                           BROOKTROUT TECHNOLOGY, INC.

4. INCOME TAXES

     The provision (benefit) for income taxes is approximately as follows:

                                                     YEARS ENDED DECEMBER 31,
                                        -------------------------------------------------
                                            1998               1997               1996
                                        -----------        -----------        -----------
Federal--current ................       $ 3,456,000        $ 3,092,000        $ 2,428,000
State--current ..................           857,000            771,000            769,000
Foreign--current ................            53,000                 --                 --
Federal--deferred ...............        (4,312,000)        (1,886,000)          (207,000)
State--deferred .................          (431,000)          (483,000)           (65,000)
Tax benefit of disqualifying
    dispositions of stock options           107,000                 --          2,183,000
                                        -----------        -----------        -----------
Provision (benefit) .............       $  (270,000)       $ 1,494,000        $ 5,108,000
                                        ===========        ===========        ===========


     A reconciliation of the statutory federal rate to the effective tax rate is as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                         ----------------------------
                                                         1998         1997       1996
                                                         ----         ----       ----
Statutory tax rate ...............................         35%         34%        34%
State taxes, net of federal benefit ..............          4           6          6
Acquisition related charges not deductible for tax         --          --          3
Foreign sales corporation ........................       (400)         (4)        --
Meals and entertainment ..........................        152          --         --
Research and development credits .................       (220)         --         --
                                                         ----         ---         --
Effective tax rate ...............................       (429%)        36%        43%
                                                         ====         ===         ==

                           BROOKTROUT TECHNOLOGY, INC.

     The tax effects of significant items comprising the Company's net deferred tax asset as of December 31, 1998 and 1997 are as follows:

                                                               1998             1997
                                                            ----------       ----------
Deferred Tax Assets:
  Current:
     Reserves and accruals not currently deductible
        for tax purposes ............................       $3,505,000       $1,861,000
      Purchased research and development, capitalized
        for tax but expensed for book ...............          348,000               --
                                                            ----------       ----------
  Current tax assets ................................        3,853,000        1,861,000

  Long-Term:
      Purchased research and development, capitalized
        for tax but expensed for book ...............        4,719,000        1,234,000
                                                            ----------       ----------
Long-term tax assets ................................        4,719,000        1,234,000
                                                            ----------       ----------
Net deferred tax asset ..............................       $8,572,000       $3,095,000
                                                            ==========       ==========


5. STOCKHOLDERS' EQUITY

     Stock Option Plans -- The Company has three stock option plans in place providing for the granting of options to purchase up to 3,814,000 shares of common stock: the 1984 Plan, the Executive Plan and the 1992 Plan. No further options are being granted under the 1984 Plan and the Executive Plan. Exercise prices are at fair value at the date of grant, in the case of incentive stock options, or at the discretion of the Board of Directors in the case of nonqualified options. Options generally vest over five years; in some instances, vesting can accelerate upon the completion of certain defined milestones set by the Compensation Committee at the date of grant. There have been no option grants at exercise prices different from fair value.

                           BROOKTROUT TECHNOLOGY, INC.

     The following is a summary of stock option activity under all plans:

                                                      WEIGHTED AVERAGE
                                    NUMBER OF SHARES   EXERCISE PRICE
                                    ----------------------------------
Outstanding at January 1, 1996 .        1,312,253          $ 5.31
    Granted ....................          565,875          $22.50
    Exercised ..................         (367,078)         $ 5.63
    Expired ....................           (1,687)         $ 4.56
                                        ---------

Outstanding at December 31, 1996        1,509,363          $11.61
    Granted ....................          478,875          $11.80
    Exercised ..................          (40,249)         $ 0.82
    Expired ....................          (19,851)         $17.07
                                        ---------

Outstanding at December 31, 1997        1,928,138          $11.92
    Granted ....................          637,625          $14.14
    Exercised ..................          (53,959)         $ 3.46
    Expired ....................          (20,500)         $11.11
                                        ---------

Outstanding at December 31, 1998        2,491,304          $12.68
                                        =========

                           BROOKTROUT TECHNOLOGY, INC.

         The following table sets forth information regarding options outstanding at December 31, 1998:

                                                                                             WEIGHTED
                                                                                             AVERAGE
                                              WEIGHTED        WEIGHTED                      EXERCISE
       RANGE OF                                AVERAGE         AVERAGE        NUMBER        PRICE FOR
       EXERCISE              NUMBER OF        EXERCISE        REMAINING      CURRENTLY      CURRENTLY
        PRICES                SHARES            PRICE       LIFE (YEARS)    EXERCISABLE    EXERCISABLE


     $  0.20-$6.11            170,625          $ 2.05           3.08        166,912          $ 2.00

     $        6.33            576,179          $ 6.33           5.20        576,179          $ 6.33

     $ 6.56-$10.63            394,745          $ 9.39           7.93        193,373          $ 8.94

     $10.75-$12.94            261,480          $12.13           9.06         17,000          $11.54

     $13.00-$14.50             50,625          $13.74           8.87         12,356          $13.19

     $       14.56            385,500          $14.56           9.96             --              --

     $14.88-$22.00            121,775          $18.71           8.24         28,261          $18.77

     $       22.50            487,500          $22.50           7.47        365,625          $22.50

     $23.50-$29.91             38,875          $26.39           7.76         19,931          $27.05

            $31.50              4,000          $31.50           7.92          1,600          $31.50
     -------------          ---------          ------           ----      ---------          ------

     $ 0.20-$31.50          2,491,304          $12.68           7.34      1,381,237          $11.16
     =============          =========          ======           ====      =========          ======



     At December 31, 1997 and 1996, options to purchase 1,164,233 and 630,371 shares were exercisable.

     Stock Purchase Plan -- In August 1992, the Board of Directors adopted and the stockholders approved the Company's 1992 Employee Stock Purchase Plan (the Purchase Plan). The Purchase Plan provides for sales to participating employees of up to 212,500 shares of common stock, at prices not less than 85% of fair market value on the beginning or ending date of the six month offering period provided for purchase, whichever is lower. Through December 31, 1998, 105,869 shares had been issued.

                           BROOKTROUT TECHNOLOGY, INC.

     Pro Forma Disclosure -- As described in Note 1, the Company uses the intrinsic value method to measure compensation expense associated with grants of stock options or awards to employees. Had the Company used the fair value method to measure compensation, reported net income and earnings per share would have been as follows:

                                                 1998             1997            1996


Net income (loss)                            $(2,249,000)       $855,000       $5,078,000

Basic income (loss) per common share         $     (0.21)          $0.08            $0.51

Diluted income (loss) per common share       $     (0.21)          $0.08            $0.47



     For purposes of determining the disclosure required by Statement of Financial Accounting Standards No. 123, the fair value of options on their grant date was measured using the Black/Scholes option pricing model. Key assumptions used to apply this pricing model were as follows:

                                                                    1998              1997             1996

     Risk-free interest rate                                        4.5%              5.2%             5.6%
     Expected life of option grants                              5.0 years         5.0 years        5.0 years
     Expected volatility of underlying stock                        73%               82%              68%



     The pro forma presentation only includes the effects of grants made subsequent to January 1, 1995. The estimated weighted average fair value of option grants made during 1998, 1997 and 1996 was $8.91, $8.29, and $13.71, respectively, per option. The estimated weighted average fair value of grants made under the Purchase Plan during 1998, 1997, and 1996 was $3.46, $3.64, and $7.61, respectively, computed using the assumptions described above with an expected life of 6 months for the option feature present in the Purchase Plan awards.


     Reserved Shares -- The Company has reserved 3,051,696 shares of common stock for issuance upon the exercise of stock options and purchase of stock under the Purchase Plan.

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

                                                         MAXIMUM
                                                       DILUTION TO
                                                        COMPANY'S            CURRENTLY            MAXIMUM
                                                       INTEREST IN          OUTSTANDING          AVAILABLE
                                                        SUBSIDIARY            OPTIONS             OPTIONS
                                                       -----------          -----------          ---------
     Subsidiary
      A (Weighted exercise price of $1.20)                 14%                694,000            1,620,000

      B (Weighted exercise price of $0.50)                 17%                360,000              400,000


     The options of Subsidiary A and Subsidiary B vest over a period of 5 years. At December 31, 1998, 138,800 of the options of Subsidiary A were exercisable and 93,537 options of Subsidiary B were exercisable.

     To date, neither of these plans has been dilutive to the Company's interest in the earnings of the affected subsidiaries.


6. MAJOR CUSTOMER

     One customer accounted for 22%, 30%, and 33% of net revenue for the years ended December 31, 1998, 1997 and 1996, respectively.

                           BROOKTROUT TECHNOLOGY, INC.

7. LEASE COMMITMENTS

     The Company has various operating lease commitments for office and manufacturing facilities expiring through October 2006. Some of the leases contain renewal options ranging from 3 to 10 years.

     Rent expense under all operating leases aggregated $2,106,000, $1,547,000, and $660,000 for each of the years ended December 31, 1998, 1997 and 1996, respectively.

     Minimum Lease Payments Under Non-Cancelable Operating Leases

          YEARS ENDING DECEMBER 31,
          -------------------------
                 1999 .........       $1,872,000
                 2000 .........        1,935,000
                 2001 .........        1,250,000
                 2002 .........        1,274,000
                 2003 .........        1,107,000
                 Thereafter ...        1,712,000
                                      ----------
                          Total       $9,150,000
                                      ==========


8. INTERNATIONAL SALES

     International sales, principally exports from the United States, accounted for approximately 20%, 19%, and 18% of revenue for the years ended December 31, 1998, 1997 and 1996, respectively.


9. CONTINGENCIES

     The Company is a party to a number of legal actions which arise in the normal course of business. The Company, taking into account advice of counsel, does not believe the eventual outcome of these matters will have a material effect on the Company's consolidated financial condition or results of operations. No provision for any losses that might result from the resolution of these matters has been made in the accompanying consolidated financial statements.


10. RETIREMENT PLANS

     The Company has a 401(k) retirement plan available to qualified employees. Employees are allowed to contribute up to 18% of their salary to the plan. The Company matches contributions equal to $.25 per dollar contributed up to a maximum of 6% of a participant's salary. The Company contributed $209,000, $121,000 and $0 to the plan in 1998, 1997 and 1996, respectively.

                           BROOKTROUT TECHNOLOGY, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


11. SEGMENT REPORTING

     The Company is organized and reports the results of its operations in three business segments (Brooktrout Technology, Inc., Brooktrout Software and Interspeed, Inc.) based on the products and services provided to the marketplace, customers served by each segment and distribution channels. Brooktrout Technology, Inc. provides enabling technologies for customers to deliver voice, fax and data solutions for the electronic communications market. Brooktrout Software provides Windows NT Computer Telephony (CT) solutions, services and rapid application development platforms that reduce the cost, complexity, and time to market for developing CT applications. Interspeed, Inc. develops single system, high-speed Internet access solutions for telephone companies and Internet Service Providers (ISPs). The Company evaluates performance and allocates resources based on revenue, gross margin and income or loss from operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1).


                                      1998               1997              1996
                                  ------------       -----------       -----------

REVENUE:

Brooktrout Technology, Inc.       $ 94,959,000       $67,558,000       $54,948,000
Brooktrout Software .......          5,828,000         4,634,000         3,879,000
Interspeed, Inc. ..........             64,000                --                --
                                  ------------       -----------       -----------
Consolidated revenue ......       $100,851,000       $72,192,000       $58,827,000
                                  ============       ===========       ===========


GROSS MARGIN:

Brooktrout Technology, Inc.       $ 56,934,000       $37,339,000       $30,294,000
Brooktrout Software .......          3,007,000         2,472,000         2,474,000
Interspeed, Inc. ..........             26,000                --                --
                                  ------------       -----------       -----------
Consolidated gross margin .       $ 59,967,000       $39,811,000       $32,768,000
                                  ============       ===========       ===========

                           BROOKTROUT TECHNOLOGY, INC.

                                           1998                1997                1996
                                       ------------        ------------        ------------

INCOME (LOSS) FROM OPERATIONS:

Brooktrout Technology, Inc.(1) .       $  6,309,000        $  4,795,000        $ 10,447,000
Brooktrout Software ............         (3,759,000)           (924,000)            276,000
Interspeed, Inc. ...............         (4,377,000)         (1,403,000)            (32,000)
                                       ------------        ------------        ------------

Consolidated income (loss) from
  operations ...................         (1,827,000)          2,468,000          10,691,000

Other income (expense) .........          1,890,000           1,677,000           1,282,000
                                       ------------        ------------        ------------

Consolidated income before
  income tax provision (benefit)       $     63,000        $  4,145,000        $ 11,973,000
                                       ============        ============        ============

DEPRECIATION AND AMORTIZATION
  EXPENSE:

Brooktrout Technology, Inc. ....       $  2,149,000        $  1,476,000        $    449,000
Brooktrout Software ............            488,000             247,000             135,000
Interspeed, Inc. ...............            215,000              92,000               2,000
                                       ------------        ------------        ------------

Consolidated depreciation and
  amortization expense .........       $  2,852,000        $  1,815,000        $    586,000
                                       ============        ============        ============


ASSETS:

Brooktrout Technology, Inc. ....       $ 70,195,000        $ 64,043,000        $ 57,844,000
Brooktrout Software ............          1,141,000             936,000             468,000
Interspeed, Inc. ...............          1,138,000             436,000              54,000
                                       ------------        ------------        ------------
Consolidated assets ............       $ 72,474,000        $ 65,415,000        $ 58,366,000
                                       ============        ============        ============



(1) Included in Brooktrout Technology, Inc. are certain marketing and general and administrative efforts, the cost of which have not been allocated for internal reporting purposes.

                           BROOKTROUT TECHNOLOGY, INC.

12. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                       FIRST            SECOND               THIRD             FOURTH
                                      QUARTER           QUARTER             QUARTER            QUARTER
                                    -----------       ------------        -----------       -------------
1998
Revenue .....................       $24,176,000       $ 26,104,000        $25,246,000       $25,325,000
Gross profit ................        14,191,000         15,189,000         14,742,000        15,845,000
Income (loss) from operations         2,269,000          2,588,000          2,320,000        (9,004,000)
Net income (loss) ...........         1,713,000          1,988,000          1,764,000        (5,132,000)
Basic income (loss) per
   common share .............       $      0.16       $       0.18        $      0.16       $     (0.47)
Diluted income (loss) per
   common share .............       $      0.15       $       0.17        $      0.15       $     (0.47)

1997
Revenue .....................       $15,070,000       $ 14,725,000        $19,493,000       $22,904,000
     Gross profit ...........         8,548,000          8,182,000         10,689,000        12,392,000
Income (loss) from operations         2,117,000         (2,936,000)         1,020,000         2,267,000
Net income (loss) ...........         1,560,000         (1,475,000)           816,000         1,750,000
Basic income (loss) per
   common share .............       $      0.15       $      (0.14)       $      0.08       $      0.16
Diluted income (loss) per
   common share .............       $      0.15       $      (0.14)       $      0.07       $      0.15

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

W. Brooke Tunstall
President
Brooke Tunstall Associates

David L. Chapman
President
NorthPoint Software Ventures, Inc.

EXECUTIVE OFFICERS

Eric R. Giler
President
Brooktrout Technology, Inc.

David W. Duehren
Vice President of Research and Development
Brooktrout Technology, Inc.

Stephen A. Ide
President, Interspeed, Inc.
Senior Vice, President, Brooktrout Technology, Inc.

Robert C. Leahy
Vice President of Finance and Operations, and Treasurer
Brooktrout Technology, Inc.

Jonathan J. Sirota
President, Salem Division
Vice President, Brooktrout Technology, Inc.

DIRECTORS & EXECUTIVE OFFICERS (CONTINUED.)

R. Andrew O'Brien
Vice President of Business Development
Brooktrout Technology, Inc.

Patrick T. Hynes
Vice President of Advanced Product Engineering
Brooktrout Technology, Inc.

Mark Flanagan
President, Brooktrout Software
Vice President, Brooktrout Technology, Inc.

M. Kenneth Lavine
President, Los Gatos Division
Vice President, Brooktrout Technology, Inc.

Stock Price Information

                                      1998                                                 1997

QUARTER ENDED               HIGH      LOW      CLOSE   QUARTER ENDED             HIGH       LOW      CLOSE

March 31                    $18.88    $11.50   $18.88  March 31                  $27.75     $14.50    $14.88

June 30                     $21.50    $12.94   $13.88  June 30                   $16.88     $10.00    $11.88

September 30                $18.38     $9.75   $13.59  September 30              $17.38      $9.50    $15.88

December 31                 $17.88    $10.75   $17.13  December 31               $16.75      $9.50    $11.56





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

PLEASE ADDRESS REQUESTS TO:
Investor Relations
Robert C. Leahy
Vice President of Finance and Operations, and Treasurer
Brooktrout Technology, Inc.
410 First Avenue
Needham, Massachusetts  02494-2722

ANNUAL MEETING
Thursday, May 13, 1999 at 9:30 a.m.
Fleet Bank
75 State Street
Boston, Massachusetts  02109

OFFICES


CORPORATE HEADQUARTERS

Brooktrout Technology, Inc.
410 First Avenue
Needham, MA  02494-2722
info@brooktrout.com
www.brooktrout.com
Phone 781-449-4100
Fax 781-449-3171

Brooktrout Software
333 Turnpike Road
Southborough, MA 01772
info@brooksoft.com
www.brooksoft.com
Phone 508-229-7777
Fax 508-229-8777

SUBSIDIARIES

Netaccess, Inc.
18 Keewaydin Drive
Salem, NH  03079
info@netacc.com
www.netacc.com
Phone 603-898-1800
Fax 603-894-4545

Interspeed, Inc.
39 High Street
North Andover, MA 01845
info@interspeed.com
www.interspeed.com
Phone 978-688-6164
Phone 978-688-6327
Fax 978-688-4798

Brooktrout Networks Group, Inc.
Arapaho Creek Business Park
1350 East Arapaho Road
Suite 234
Richardson, TX  75081
Phone 972-907-0885
Fax 972-907-0889

OFFICES (CONTINUED.)

Brooktrout Technology, Inc. - Los Gatos Division
151 Albright Way
Los Gatos, CA  95032-1801
Phone 408-370-0881
Fax 408-370-1171

Brooktrout Technology Europe, Ltd.
Hoeilaart Office Center
Vandammestraat 5, Box 2
1560 Hoeilaart
Belgium
Phone +32-2-658-0170
Fax +32-2-658-0180

SALES & SUPPORT OFFICES

EAST COAST OFFICES

Brooktrout Technology, Inc.
410 First Avenue
Needham, MA  02494-2722
Phone 781-449-4100
Fax 781-449-3171

Brooktrout Technology, Inc.
2008 South Main Street
Suite 306
Wake Forest, NC  27587
Phone 919-562-8684
Fax 919-562-5709

Interspeed, Inc.
39 High Street
North Andover, MA  01845
Phone 978-688-6164
Fax 978-688-4798

Netaccess, Inc.
18 Keewaydin Drive
Salem, NH  03079
Phone 603-898-1800
Fax 603-894-4545

OFFICES (CONTINUED.)

Brooktrout Technology, Inc. - Los Gatos Division
850 Dogwood Road
Suite A-400
Lawrenceville, GA  30044
Phone 770-985-6822
Fax 770-972-1482

Brooktrout Technology, Inc. - Los Gatos Division
532 Old Marlton Pike
Marlton, NJ  08053
Phone 609-489-5050
Fax 609-489-5050 x18

Brooktrout Technology, Inc. - Los Gatos Division
4060 Peachtree Road
Suite D-153
Atlanta, GA  30319
Phone 404-814-0019
Fax 404-814-0904

Brooktrout Technology, Inc. - Los Gatos Division
1297 N.W. 112 Way
Coral Springs, FL  33071
Phone 954-345-2424
Fax 954-341-3134

OFFICES (CONTINUED.)

CENTRAL OFFICES

Brooktrout Technology, Inc.
1600 Golf Road, Suite 1200
Rolling Meadows, IL  60008
Phone 847-981-5062
Fax 847-981-5063


WEST COAST OFFICES

Brooktrout Technology, Inc.
2890 Zanker Road, Suite 107
San Jose, CA  95134
Phone 408-232-0300
Fax 408-232-0795

Brooktrout Technology, Inc. - Los Gatos Division
19900 MacArthur Blvd
Suite 1000
Irvine, CA  92612
Phone 949-253-2678
Fax 949-757-2078

INTERNATIONAL OFFICES

Brooktrout Technology Europe, Ltd.
Hoeilaart Office Center
Vandammestraat 5, Box 2
1560 Hoeilaart
Belgium
Phone +32-2-658-0170
Fax +32-2-658-0180

Brooktrout Technology, Inc.
UK Office
Stonebridge House
28-32 Bridge Street
Leatherhead, Surrey
United Kingdom KT22 8BZ
Phone +44-0-1372-379111
Fax +44-0-1372-379373

INTERNATIONAL OFFICES (CONTINUED.)


Brooktrout Technology, Inc. - Los Gatos Division
Centennial Court
Easthampstead Road
Bracknell, Berkshire
United Kingdom RG12 1YQ
Phone +44-1344-380280
Fax +44-1344-380288

Brooktrout Technology, Inc.
International Plaza
10 Anson Road, #19-06A
Singapore  079903
Phone +65-224-0313
Fax +65-224-0337