Form 10-K405, Exhibit 13
period 1999-12-31
BROOKTROUT TECHNOLOGY INC
filed 2000-03-30
CIK 754516

                                                                      Exhibit 13

1999 Brooktrout, Inc. Annual Report

Your Hook into the New Network


1999 Achievements
Sales and earnings grew to the highest levels in the Company's history.
Expanded support for a wide range of operating systems including support for the LynxOS, QNX Neutrino, and Linux operating systems.
Initiated new partnerships with Motorola, Lotus, and Panasonic to offer customers joint messaging solutions that incorporate Brooktrout products. Continued to expand sales and distribution activities into the global markets of Latin America, Asia, Europe, and Canada.
Introduced RealComm(TM) 100, an open standards-based platform to help developers speed time-to-market and protect their software investment.
Strengthened the position of Brooktrout Software in the e-Business marketplace as a major provider of specialized software and services that enable companies to merge traditional telephone commerce systems with the Web.
Announced a Stock Repurchase Plan for up to one million shared of Brooktrout's outstanding common stock.
Completed an initial public offering of Brooktrout's Interspeed subsidiary, receiving approximately $20 million in cash. Brooktrout owns 57% of the shares of Interspeed as of December 31st, 1999.

Shareholder Letter:


Dear fellow shareholder:
It was an exciting year for Brooktrout in 1999. We firmly established a leadership position as a true partner in creating innovative solutions for the New Network. We achieved record sales and the highest earnings in the Company's history and successfully completed an initial public offering for our Interspeed operation that delivered a substantial investment return for shareholders.

Financially, it was a year for the record books. Brooktrout's core revenues grew by approximately 35 percent in 1999 to $135.7 million compared with $100.8 million in 1998. Net income from core activity was approximately $13.7 million or $1.18 per share. This compares with pro forma net income from core activity of $10.3 million or $0.90 per share in 1998. Brooktrout's core activity excludes the results from its investment in Interspeed and other investment activity.

During the year, we broadened our customer base significantly due, in part, to the December 1998 acquisition of the Computer Telephony Products business of Lucent Technologies Inc., with 26 customers at the million dollar level in 1999, nearly double the 14 customers at that level in 1998. Also in 1999, there were 218 customers that did more than $100,000 in business with Brooktrout, an 80 percent increase over the 121 customers at that level in 1998.

A STRATEGIC VIEW OF THE MARKETPLACE
As the communications market has evolved in the past year, it has become clear to us that Brooktrout is very well positioned to address two opportunities with different dynamics. The first area, what we're calling Today's Network, consists of current technologies such as products for fax, LAN fax, and voice mail. It remains a significant business, and we anticipate it will remain so for the near future. In the second area, which we call the New Network, we believe there are several exciting growth opportunities. This business consists of the products we supply for today's most promising, in our view, new communication technologies:
IP telephony, voice-over-DSL, wireless, unified messaging, and e-Business. Our revenues in this New Network category grew by more than 80 percent in 1999, while revenues in the Today's Network category grew by 15 percent. The New Network is an exciting opportunity for Brooktrout since most of the Company's major product introductions over the past two years have been aimed at these new types of applications. We feel this focus has given Brooktrout a strong position in this new marketplace.

BECOMING A ONE-STOP COMMUNICATIONS PROVIDER
The Company's largest business, Brooktrout Technology, develops and manufactures component-level circuit boards and software that enable our customers to build products with any combination of voice messaging, data access, fax, and IP telephony capabilities. Among the new products released in 1999 was a higher density version of the TR2001(TM) IP telephony platform that can now support as many as 60 channels in a single PCI slot. The TR2001 enables developers to create reliable, scalable, service provider-level IP telephony gateways and applications for the New Network. Also, Brooktrout extended its high-density Netaccess intelligent WAN Access products to support the LynxOS and QNX Neutrino operating systems, making the products available to a broader segment of developers' of carrier-grade and high density network infrastructure equipment. The Company also announced support for the Linux operating system on the TR114(TM) Series intelligent fax and voice boards. By providing continuing support for a variety of operating systems, Brooktrout is committed to addressing developers needs to be able to choose the best operating system for their application requirements. In December, Brooktrout Technology introduced RealComm(TM) 100, an open standards-based platform that allows developers to build next-generation communications solutions. The RealComm 100 communications server helps developers reduce time to market and provides them with protection of their software investment.

In addition to new product releases, Brooktrout also established new partnerships. We became a Gold Partner of the Motorola Computer Group. Brooktrout and Motorola are now working together to provide solutions to customers working on applications for the New Network. In the intelligent fax area, Brooktrout TruFax(R) and TR114 Series intelligent fax boards were selected by Lotus for bundling with Lotus Fax for Domino R4.0. These bundles enable Lotus Notes users to send and receive faxes directly from their desktops or send faxes from within any Microsoft Windows application as easily as sending and receiving e-mail.

FORGING AN IMPORTANT E-BUSINESS OPPORTUNITY
During 1999, Brooktrout Software has become a very focused business with what we believe to be a bright future in the area of voice-enabling Web applications. The basis of Brooktrout Software is the Company's award-winning Show N Tel(TM) graphical user interface software and application development tools for creating interactive voice messaging and call management systems. Using Show N Tel and ActiveCall(TM) software, Brooktrout Software customers can standardize and consolidate their Web catalog and e-Business activities with their existing 800-number phone-ordering system and bring it all together into a single integrated call center. Using the same software tools to build and maintain both commerce systems offers Brooktrout Software customers great cost advantages and much faster time-to-market.

COMPLETING A SUCCESSFUL PUBLIC OFFERING
A major 1999 event and a milestone for Brooktrout occurred in the Fall with the initial public offering of our Interspeed subsidiary. Interspeed develops high-speed data access equipment based on DSL or digital subscriber line technology. The Interspeed business was developed from within Brooktrout over the past three years, and marks the first time the Company has spun off part of its business through an IPO. Brooktrout sold 1.5 million shares in that offering, generating a pretax gain of $16.1 million, net of offering related costs, in the third quarter of 1999, and in the fourth quarter, another $3.8 million through an additional sale of 425,000 shares, pursuant to the underwriters' over allotment option; totaling $19.9 million. In addition, Brooktrout now holds 6.1 million shares of Interspeed's common stock (NASD:
ISPD), representing approximately 57 percent of the outstanding shares of Interspeed as of December 31, 1999.

MILLION-SHARE STOCK REPURCHASE PLAN
On October 1, 1999, we announced a Stock Repurchase Plan under which the Company is authorized to repurchase up to one million shares of its common stock in the open market or in private transactions over a 12 month period. Brooktrout plans to use the repurchased shares for general corporate purposes including the Company's stock option plans, employee stock purchase plans and other stock benefit plans. As of December 31, Brooktrout had repurchased approximately 250,000 shares under the plan for an aggregate purchase price of $3.4 million. Overall, we are pleased with the company's performance and progress in each of our businesses during 1999. As we begin the new millennium, we believe Brooktrout is well positioned to support Today's Network as well as the rapid-growth business areas of the New Network. We offer leading technologies for voice messaging systems, voice-over-IP, voice-over-DSL, high-speed net access, wireless and mobile switching, and unique solutions for unified messaging and voice-enabled web commerce. Financially, we are stronger than ever and we have never been better equipped to shape our own destiny.



Sincerely,


Eric Giler
President

Welcome to the New Network

Years from now when we look back on the turn of the century, we will be even more amazed at the pace of change. Technology is driving change at such an extraordinary pace that in just a few years, the 1980s and the 1990s will seem quaint.
     The world of electronic communications is setting the pace. Networks are expanding far beyond the walls of any organization. As companies connect to customers, suppliers, employees, and each other, everyone wins. If Today's Network reflects the communication technologies of the recent past, then the changes we're just beginning to experience represent a New Network for a new century, and a future about to explode with opportunity.
     In the next few years, we expect to see the convergence of voice and data, of telephones and computers. The New Network will set us free from the desktop and bring the Internet to wireless devices in our homes, offices, schools, stores, virtually anywhere we choose.
     For Brooktrout, the opportunities created by this New Network are exciting. Our technologies are already enabling corporate customers, communication companies, and service providers to create new applications in many of the hottest business areas including: wireless communications, unified messaging, Internet telephony, voice-over-DSL, and defining the very infrastructure of the New Network itself.


Net Infrastructure

The first task for builders of the New Network is to develop its infrastructure, weaving together the many disparate systems and applications that already exist with the new and emerging technologies that will define the future. The challenge for the enterprise and the systems developer is to bridge those gaps as smoothly and efficiently as possible. What results is a new communications paradigm, a New Network that brings together data, voice, wireless, and the Internet. A New Network that is seamless and user-driven.
     Companies today have significant investments in hardware, software, and systems. For most, the move to the technologies of a New Network needs to be evolutionary. They need reliable systems and equipment that will provide a path for upgrading their network infrastructure on their own terms, products that will help them route voice traffic over less expensive Internet lines or allow them to create user-friendly unified messaging as they need it. This convergence of communications holds the promise of new applications for business and consumers at home, in the office, on the road, and around the globe.


At the Threshold of the New Network

Today, Brooktrout is a world leader in enabling technology for the New Network and a full-line supplier providing equipment for voice, fax, data, and IP telephony. We are at the crossroads of this New Network, building the links that connect these communications platforms. Our circuit boards make it possible for corporations, Internet service providers, and telecommunications companies to communicate effortlessly between standard, circuit-switched telephone networks and the new generation of packet-switched digital IP networks that carry wireless and Internet traffic.

Brooktrout is enabling high-growth applications

Brooktrout voice boards enable growing companies like World Telecom Labs to make voice-over-IP technology a reality, driving down the cost of telephone service to anywhere in the world. Brooktrout helps Nortel offer Internet Call Waiting to notify single-line subscribers of incoming phone calls with a pop-up screen, while they surf the Internet. Brooktrout mobile switching equipment is fueling the growth in wireless communications, providing the key link between the satellite signal and the land-based connection. Brooktrout fax boards have helped make NetMoves Corp. a leader in Internet fax and document delivery, allowing companies to leverage existing network and Internet connections in order to deliver email-to-fax, Web-to-fax, PC-to-fax, and broadcast fax.
     In short, the Internet is changing everything, and fast. Many households in North America are already online. The time they spend on the Internet is increasing. Connection speeds are faster and access costs are lower. New applications are exploding faster than anyone could have forecast and with them, a whole new marketplace thirsty for innovation. The first major challenge of the new century is to meet that growth with an infrastructure that can expand right along with it. Brooktrout technologies are helping build that infrastructure for today and tomorrow.


Voice-over-DSL:

Jetstream Communication
Voice-over-DSL is the newest of the new communications technologies. Pioneered by Brooktrout customer Jetstream Communications, voice-over-DSL is a combination of high-speed data and Internet access with as many as 16 digital phone lines. Jetstream Communications is the leading provider of voice-over-DSL equipment to local carriers. The company's JetPowered(TM) voice-over-broadband solution is rapidly becoming the standard for integrated voice and data service delivery to the small business and high-end residential communications markets. With the addition of the Jetstream CPX-1000 multi-service platform, both voice and data services may be simultaneously carried on the customer's existing copper telephone lines. With revenue currently dwarfing that for data services, voice-over-broadband is the killer application for service providers looking to add value to the small and medium-enterprise community.


Unified Messaging

In just a few years, electronic messaging has evolved to become a critical tool. It has helped small firms and large corporations to increase productivity, bring improvements to customer service, supplier relations, marketing, and just about every facet of business. In that time, messaging has grown to include e-mail, voice mail, fax, even pagers and a new generation of subscriber services all travelling across company networks, the Internet, wireless systems, or standard phone lines. Electronic messaging gives us the flexibility to communicate with the timeliness of the telephone and the accuracy of print.
     But this rapid growth of messaging has brought with it a virtual maze of different and competing systems. Voice mail travelling on the phone network, e-mail on the Internet, faxes on separate phone lines. The challenge of the New Network is to consolidate the many different message types and provide every user with a single, easy-to-use mailbox that can handle all of it. This is unified messaging, the convergence of voice mail, fax, and e-mail into one compatible system.

A single point of communications

The business opportunities are unlimited for companies providing unified messaging solutions to their customers or for Internet service providers offering unified messaging services to their subscribers. Travelling employees can check for voice mail, e-mail, and important faxes all with a single phone call or from the browser on their laptop. Text readers and voice recognition are even enabling users to have their e-mail or faxes read to them by phone or forwarded to a local fax number. The bottom line is greater productivity and the market is rapidly embracing unified messaging.
     At Brooktrout, we build the equipment to bring it all together: voice boards to handle voice input from standard telephone lines, multi-port fax boards to manage and convert fax traffic, remote access boards and IP telephony equipment for network and Internet traffic. Brooktrout customers include corporations upgrading the enterprise, equipment manufacturers that integrate system components and provide total solutions, and service providers that offer direct access to individual and business clients.


Enabling high-growth applications

Brooktrout fax, voice, and universal port boards are helping scores of companies like Lucent and Mitel build some of the most innovative universal messaging products on the market. The Unified Messenger from Lucent supports users on the road or in the office, allowing them to receive, forward, and store voice messages just as they do e-mail. Mitel's OnePoint Messenger lets users access their inbox by using a Web browser and Microsoft Outlook to log in from any location with Web access. Unified messaging is an application ideally suited to the New Network and Brooktrout technologies are helping to make it happen.


Unified Messaging:
Inter-Tel
For the average user, all this talk about convergence doesn't mean much if you still need to make four different phone calls just to check your messages. Now, a whole new type of application has emerged to make sending and receiving messages much simpler, and Brooktrout is helping make it possible. Unified messaging, being pioneered by such companies as Inter-Tel, simplifies communications by enabling users to check one inbox for e-mail, fax, and voice messages. The system even lets users organize fax and voice mail messages in the same folders they organize e-mail. Inter-Tel is using Brooktrout boards to integrate fax and voice processing with its AXXESS and AXXENT systems and its AXXESSORY Talk Central unified messaging solution. With AXXESSORY Talk Central, users can hear voice mail messages over any multimedia computer and read faxes and e-mail on the PC screen.


E-Business Solutions

E-Business is an exciting transformation of the consumer and business marketplace. Online shopping, travel reservations, finding a new job, selling at auction, choosing a movie, even buying books are simple marketplace tasks that have all been redefined almost overnight. E-Business is not so much a new category of business as it is a completely different way of seeing the relationship between buyers, sellers, manufacturers, marketers, and distributors.

     As e-Business models emerge, they bring a new set of rules. Businesses are discovering the efficiencies of using the Internet to reinvent every aspect of their operations and they are reshaping their companies to take advantage of these opportunities. Customers, on the other hand, are streaming online in ever-increasing numbers, connecting at constantly faster speeds, and spending more and more time online. We believe the potential for continued growth of one-to-one e-Business is tremendous.


Technology to enhance the customer relationship

Success in this New Network environment lies in a company's ability to change not just its methods, but its character. A successful e-Business is customer-focused and service-driven. It creates a relationship with customers from the first contact and builds on that relationship at every click, using the latest technology to keep pace with and outperform the competition. For Brooktrout, an opportunity lies in the growth of voice-enabling Web applications. That is the convergence of the Internet and the telephone - the merger of online sales convenience and personalized voice service. Brooktrout provides the software tools and voice technology to help companies and Internet providers combine real-time voice traffic with an online Web session to strengthen the connection between buyer and seller. Effective customer service is critical to building a strong e-Business relationship and the telephone offers the easiest, fastest way to connect buyer and seller. A consumer shopping online for software or a summer suit can simply click on-screen to make a live voice connection with a sales agent. The agent views the order and can answer whatever questions the buyer might have. Our customers feel that this has resulted in a higher percentage of successful sales and increased customer satisfaction.


Brooktrout is enabling high-growth applications

Brooktrout's expertise is enabling major companies to provide unique solutions for linking interactive voice response to the Internet. With the press of a button on a Web page, Nortel's Internet Voice Button, lets customers visiting a business Web site call the business to place an order, request service or ask for more information. Tapestry Integration Specialist, Inc. uses Brooktrout Software's application development environment to provide their customers with speech-enabled e-Business solutions. Brooktrout is also helping service organizations such as Universal Pensions combine voice and computer access to large databases, enabling employees from thousands of different 401(k) retirement plans to check their accounts and make changes daily by phone or on the Web. We anticipate e-Business is an exciting growth area for Brooktrout, now and in the future.


Voice-enabled Web:

Healtheon/WebMD
Healtheon/WebMD is one of the most innovative success stories on the Internet. Its mission is challenging, to say the least - use the Internet to bring together doctors, patients, hospitals, insurers, drug companies, and help them exchange information and conduct business by cutting through the maze of healthcare paperwork. Healtheon operates an Internet-based platform that manages distributed applications and data for clients in the healthcare community. These applications integrate with an insurer's database, a drug company's intranet, or any user's private system, giving members a single, integrated, easily accessible healthcare resource. Using Brooktrout's Show N Tel(TM) software, Healtheon worked with value-added reseller ATI to develop an open enrollment system that allows doctors or clinics to enroll in Healtheon services on the Web or by phone, with the data then fully integrated with the Web site.

Brooktrout, Inc.
Selected Consolidated Financial Data
(In Thousands, Except Per Share Data)

                                                                       YEARS ENDED DECEMBER 31,
                                                                       ------------------------
STATEMENT OF INCOME DATA                                    1999       1998      1997      1996     1995
                                                          --------   --------   -------  -------  -------
Revenue ................................................  $140,745   $100,851   $72,192  $58,827  $38,673
 Costs and expenses:
   Cost of product sold ................................    54,517     40,884    32,381   26,059   17,759
   Research and development ............................    28,753     22,106    13,627    7,175    4,822
   In-process research and development(1) ..............        --      9,786     3,746       --       --
   Selling, general and administrative .................    46,275     29,868    19,970   13,666    9,144
   Non-cash compensation (2) ...........................     2,730         34        --       --       --
   Merger related charges ..............................        --         --        --    1,236       --
                                                          --------   --------   -------  -------  -------
 Income (loss) from operations .........................     8,470     (1,827)    2,468   10,691    6,948
 Other income:
   Interest income, net ................................       878      1,890     1,677    1,282      960
   Net gain on investment activity (3) .................    21,738         --        --       --       --
                                                          --------   --------   -------  -------  -------
      Total other income ...............................    22,616      1,890     1,677    1,282      960
                                                          --------   --------   -------  -------  -------
Income before income tax provision (benefit) ...........    31,086         63     4,145   11,973    7,908
Income tax provision (benefit) .........................    13,287       (270)    1,494    5,108    2,705
Minority interest in loss of subsidiary (3).............    (1,355)        --        --       --       --
                                                          --------   --------   -------  -------  -------
   Net income ..........................................  $ 19,154   $    333   $ 2,651  $ 6,865  $ 5,203
                                                          ========   ========   =======  =======  =======
Basic income per common share:
  Net income ...........................................  $   1.76   $   0.03   $  0.25  $  0.69  $  0.54
  Shares for basic .....................................    10,882     10,784    10,702    9,947    9,661
Diluted income per common share:
  Net income ...........................................  $   1.65   $   0.03   $  0.23  $  0.63  $  0.52
  Shares for diluted ...................................    11,582     11,483    11,300   10,901   10,077

                                                                            DECEMBER 31,
                                                                            ------------
                                                            1999       1998      1997     1996     1995
                                                          --------   --------   -------  -------  -------
BALANCE SHEET DATA
Cash and marketable securities .........................  $ 50,033   $ 12,355   $36,378  $39,714  $22,154
Working capital ........................................    65,131     21,225    41,741   43,408   24,823
Total assets ...........................................   115,435     73,209    65,415   58,366   34,581
Long-term debt, less current portion ...................        --         --        --       --       --
Stockholders' equity ...................................  $ 77,383   $ 50,129   $50,444  $47,592  $26,445


---------------------------------------------------------------------------------------------------------

(1) In 1998 and 1997, the Company recorded charges of $9.8 million and $3.7 million, respectively, representing the portion of the purchase price allocated to in-process research and development efforts related to the acquisitions of the Computer Telephony Products business of Lucent Technologies Inc. and Netaccess, Inc., respectively.

(2) In 1999, the Company recorded a charge of $2.7 million reflecting non-cash compensation expenses as a result of stock option grants by Interspeed, Inc.

(3) Net gain on investment activity represents the gains of $19.9 million, net of offering related costs, on the sale of 1.925 million shares of Interspeed, Inc. by the Company associated with Interspeed's initial public offering, a gain of $2.5 million from the sale of marketable securities, and a loss of $655, representing the book value of a separate investment that was written off in the third quarter of 1999.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995

     This Annual Report contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the Securities and Exchange Commission. The words "believe," "expect," "anticipate," "intend," "estimate," and other expressions, which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward-looking statements. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brooktrout, Inc. (the "Company"), which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on information, plans, and estimates at the date of this Annual Report and the Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

     The future operating results and performance trends of the Company may be affected by a number of factors, including, without limitation, the following:
(i) the Company's ability to respond to rapidly developing changes in its marketplace; (ii) the Company's ability to develop and market quality, innovative products; (iii) the Company's ability to protect its proprietary intellectual property; and (iv) the Company's ability to retain relationships with its major customers, including Lucent Technologies Inc. In addition to the foregoing, the Company's actual future results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth in the Company's various filings with the Securities and Exchange Commission and of changes in general economic conditions and changes in the assumptions used in making such forward-looking statements.

INTRODUCTION

     The Company supplies electronic communications products to system vendors, service providers, and value added resellers, or VARs, developing applications for the new global communications network. During 1999, the Company reorganized its lines of business and changed its name from Brooktrout Technology, Inc. to Brooktrout, Inc. The Company is organized and reports the results of its operations in the following three business segments: Brooktrout Technology, Brooktrout Software, Inc. ("Brooktrout Software") and Interspeed, Inc. ("Interspeed"). These segments are differentiated based upon the products and services provided to the marketplace, the customers served, and the distribution channels. Brooktrout Technology provides enabling technologies for customers to deliver voice, fax and data solutions for the electronic communications market. Brooktrout Software provides specialized e-Business software and services that enable companies to merge traditional telephone commerce systems with web-based commerce systems. Interspeed develops single system, high-speed Internet access solutions for telephone companies and Internet Service Providers.

Interspeed, Inc.

     On September 24, 1999, Interspeed sold 2 million shares of its common stock in an initial public offering (the "Offering") at a price of $12 per share pursuant to a registration statement on Form S-1 (333-81071), as amended, under the Securities Act of 1933, as amended. In the Offering, the Company sold an additional 1.5 million shares of Interspeed common stock that it owned. Due to the sale of the 2 million shares of stock by Interspeed, the Company recorded additional paid-in capital of approximately $7.0 million, net of deferred tax, reflecting the increase in its investment in Interspeed resulting from the receipt by Interspeed of proceeds from the Offering of $21 million. In October, the Company sold an additional 425,000 shares of common stock of Interspeed at a price of $12 per share pursuant to the underwriters' over allotment option. After these transactions, the Company owns approximately 6.1 million shares of Interspeed's outstanding common stock, or approximately 57% of Interspeed's common shares outstanding as of December 31, 1999. The Company realized a gain of $19.9 million, net of offering related expenses, on these stock sales.

Computer Telephony Products business of Lucent Technologies Inc.

     On December 17, 1998, the Company acquired the assets and assumed certain liabilities of the Computer Telephony Products ("CTP") business of Lucent Technologies Inc. CTP provides technologies for the voice processing industry and manufactures hardware and software components that connect PCs and LANs with telephone networks. The purchase price was $29.4 million, paid in cash, plus $1.1 million of transaction costs, and the Company assumed certain liabilities aggregating $1.9 million.

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

     The seven projects include High Density (digital signal processor and software technology), Digital Recording (software and hardware), DSPM and DSP Fax (software and hardware), Asynchronous Software, PBX Integration, and VRS-32 boards. At the time of acquisition, estimated costs to complete the seven projects were approximately $6.9 million. The majority of these projects have been completed and several of the products that were developed started to be shipped to customers in 1999.


Netaccess, Inc.

     On June 30, 1997, the Company acquired the assets and assumed certain liabilities of Netaccess, Inc. ("Netaccess"), a worldwide supplier of Primary Rate ISDN network interface products and multiport modem products for open, standards-based remote access and computer telephony systems. The purchase price was $9.9 million, paid in cash, and the Company assumed certain liabilities aggregating $2.0 million.

     The acquisition has been accounted for as a purchase, and accordingly, the results of operations of Netaccess have been included in the Company's consolidated financial statements from the date of acquisition. The purchase price has been allocated to the assets acquired based upon their fair values using an independent appraisal.

     The Company recorded a charge of $3.7 million ($2.3 million, net of tax benefits) in 1997 representing the estimated value of Netaccess' research and development efforts in-process. Such efforts had not yet reached technological feasibility and did not possess alternative uses.

YEARS ENDED DECEMBER 31, 1999 AND 1998

     Revenue during the year ended December 31, 1999 increased by approximately 39%, to $140.7 million, up from $100.9 million in 1998. The majority of this growth was from the Company's Brooktrout Technology subsidiary and was primarily attributable to an increase in voice technology products driven by the acquisition of CTP. The voice technology products generated revenue of approximately $36 million in 1999. In addition, Primary Rate ISDN telephone network interface product revenue increased. These increases in revenue were partially offset by a decline in voice mail systems sold. The Company's Interspeed subsidiary also contributed to the increased revenue in 1999.

     Cost of product sold was $54.5 million, or 39% of revenue, in 1999, compared to $40.9 million, or 41% of revenue, in 1998. Gross profit percentage was 61% for 1999 as compared to 59% for 1998. The increase in gross profit percentage was primarily generated by Brooktrout Technology and was the result of the increase in voice technology products sold and the corresponding profit that was generated from these higher margin products. These higher margin products replaced the margin lost on the decline in the lower margin voice mail systems sold.

     Research and development expense was $28.8 million, or 20% of revenue, in 1999, compared with $22.1 million, or 22% of revenue, in 1998. This increase primarily is attributable to the inclusion of CTP and the related development efforts on the voice technology products combined with the development of the digital subscriber line ("DSL") products of Interspeed. The Company intends to continue to commit significant resources to product development. The Company's continuing development efforts are focused on the computer telephony software development tools, the next generation of Primary Rate ISDN telephone network interface products, the TR Series product family, as well as the Brooktrout Open Systems Telephony Architecture ("BOSTon").

     Selling, general and administrative expense was $46.3 million in 1999, compared with $29.9 million in 1998. This higher expense level resulted from the inclusion of CTP in Brooktrout Technology together with increased staffing, promotional activities and travel related expenses. In addition, there was an increase in selling, general and administrative expense at Interspeed and Brooktrout Software due to increased staffing and marketing initiatives. As a percentage of revenue, selling, general and administrative expense was 33% of revenue for 1999 and 30% of revenue for 1998.

     The Company recorded a charge of $2.7 million in 1999 representing non-cash compensation expense as a result of stock options granted to employees of Interspeed.

     The Company recorded a net gain on investment activity of $21.7 million in 1999, representing gains of $19.9 million, net of offering related costs, on the sale of 1.925 million shares of common stock of Interspeed by the Company associated with Interspeed's initial public offering, a gain of $2.5 million from the sale of marketable securities, and a loss of $655,000 representing the book value of a separate investment that was written off during the year.

     On December 17, 1998, the Company recorded a charge of $9.8 million, representing the portion of the purchase price of the acquisition of CTP allocated to in-process research and development efforts as of the date of acquisition.

     Interest and other income was $.9 million in 1999, compared with $1.9 million in 1998. This decrease is due to less cash available for investment.

     The Company's effective tax rate was 43% in 1999. The effective tax rate is greater than the statutory tax rates due to the non-deductible compensation charge of $2.7 million related to stock option grants at Interspeed along with the non-deductible Interspeed operating losses from September 24, 1999 to December 31, 1999. The Company recorded a tax benefit of $270,000 for the year ended December 31, 1998.

     Minority interest in loss of subsidiary was $1.4 million for the year ended December 31, 1999, which represents the minority shareholders' portion of the losses of Interspeed from September 24, 1999, the date of Interspeed's Offering, until December 31, 1999.

YEARS ENDED DECEMBER 31, 1998 AND 1997

     Revenue during the year ended December 31, 1998 increased by approximately 40%, to $100.9 million, up from $72.2 million in 1997. This growth was principally attributable to increased shipments of TR Series products and to the inclusion of sales of Primary Rate ISDN telephone network interface products acquired through the acquisition of Netaccess on June 30, 1997. Increased sales from the TR Series products reflected the growth in the local area network/fax market segment served by the Company.

     Cost of product sold was $40.9 million, or 41% of revenue in 1998, compared to $32.4 million, or 45% of revenue, in 1997. Gross profit percentage was 59% for 1998 and 55% for 1997. The increase in gross profit percentage was the result of the increased volume of TR Series and Primary Rate ISDN telephone network interface products sold as a proportion of total sales. In addition, the TR Series product family benefited from cost reduction efforts initiated by the Company.

     Research and development expense was $22.1 million, or 22% of revenue, in 1998, compared with $13.6 million, or 19% of revenue, in 1997. The increase reflected the Company's development efforts for Interspeed, the next generation of Netaccess products, and for continued development of the TR Series product family, BOSTon Architecture, OEM systems development as well as computer telephony software development tools.

     Selling, general and administrative expense was $29.9 million in 1998, compared with $20.0 million in 1997. This higher expense level resulted from increased staffing, promotional activities and depreciation. As a percentage of revenue, selling, general and administrative expense was 30% of revenue for 1998 and 28% of revenue for 1997.

     On December 17, 1998, the Company recorded a charge of $9.8 million, representing the portion of the purchase price of the acquisition of CTP allocated to in-process research and development efforts as of the date of acquisition.

     On June 30, 1997, the Company recorded a charge of $3.7 million, representing the portion of the purchase price of Netaccess allocated to in-process research and development efforts as of the date of acquisition.

     Interest and other income was $1.9 million in 1998, compared with $1.7 million in 1997, reflecting higher cash balances available for investment prior to the purchase of CTP.

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

LIQUIDITY AND CAPITAL RESOURCES

     On September 24, 1999, Interspeed sold 2 million shares of its common stock in the Offering at a price of $12 per share pursuant to a registration statement on Form S-1 (333-81071), as amended, under the Securities Act of 1933, as amended. In the Offering, the Company sold 1.5 million shares of Interspeed common stock it owned. In October , the Company sold an additional 425,000 shares of common stock of Interspeed at a price of $12 per share pursuant to the underwriters' over allotment option. After this transaction, the Company owns approximately 6.1 million shares of Interspeed's outstanding common stock or approximately 57% of the shares outstanding as of December 31, 1999. These transactions generated $42.2 million of cash in 1999.

     On October 1, 1999, the Company's Board of Directors approved the purchase of up to one million shares of the Company's common stock for the twelve month period ending September 30, 2000. Through December 31, 1999, the Company had repurchased a total of 247,582 shares for a total cash purchase of $3.4 million.

     In August 1999, the Company renewed its working capital line of credit. Under the renewed line of credit the Company may borrow up to $10 million on an unsecured basis, all of which may be used for issuance of letters of credit, subject to compliance with certain covenants. The line of credit will expire in July 2000 and at that time any outstanding balances would be payable in full. Any amounts borrowed under this line of credit would be subject to interest at the lender's prime rate. At December 31, 1999 there were no commitments outstanding on letters of credit; no borrowings have been made during the three years presented in this Annual Report.

     The Company's working capital increased from $21.2 million at December 31, 1998 to $65.1 million at December 31, 1999. The increase was attributable primarily to higher cash balances due to the proceeds from the sale of Interspeed common stock by both Interspeed and the Company. Interspeed's cash balance at December 31, 1999 was $14.6 million and is solely available for use by Interspeed. In 1999, cash used in operating activities was $3.5 million compared to cash provided by operating activities of $10.4 million in 1998. The primary reasons that cash was used in operating activities in 1999 were because of changes in the Company's current assets and current liabilities and, to a lesser extent, increased cash requirements to fund Interspeed's operations prior to the Offering.

     During 1999, 1998 and 1997, the Company purchased approximately $3,5 million, $3,8 million, and $2,7 million, respectively, in equipment. The Company currently has no material commitments for additional capital expenditures.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company invests cash balances in excess of operating requirements in short-term securities, generally with maturities of 90 days or less. These securities consist of U.S. government notes and bonds, commercial paper, and certificates of deposit. The company invests in marketable securities which consist of notes and bonds of various Federal agencies with maturities greater than 90 days. If the Company were to experience a 1% increase in the effective interest rate, the effect on the marketable securities carrying value would be a decrease of $36,000. The Company's securities are considered available-for-sale for accounting purposes and any unrealized gain or loss is deferred as a component of other comprehensive income. In addition, the Company's working capital line of credit agreement provides for borrowings which bear interest at a variable rate equal to the lender's prime rate. As of December 31, 1999, the Company did not have any borrowings outstanding under the credit agreement. The Company believes that the effects, if any, of possible near-term changes in interest rates on the Company's financial position, results of operations and cash flows should not be material.

     The Company denominates substantially all sales in U.S. dollars and has limited expenses denominated in foreign currencies, generally from its limited operations in Belgium and the United Kingdom. Consequently, the Company has limited exposure to fluctuations in foreign currencies. The Company, to date, has not attempted to hedge this limited foreign currency exposure. The Company does not enter into financial instrument transactions for trading or other speculative purposes.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The new standard requires that all companies record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Management is currently assessing the impact of SFAS No. 133 on the financial statements of the Company. The Company expects to adopt this accounting standard for the fiscal year commencing January 1, 2001, as required.


CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None

YEAR 2000 READINESS DISCLOSURE

     The statements in the following section include Year 2000 readiness disclosure within the meaning of the Year 2000 Information and Readiness Disclosure Act. This section contains certain statements that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's Year 2000 compliance, and the eventual effects of the Year 2000 on the Company may be materially different than currently projected. This may be due to, among other things, the failure of key third parties with whom the Company has a significant business relationship to address Year 2000 issues.

     The Year 2000 issue relates to a complex group of potential problems arising from the ways in which computer software can handle dates. Many older systems use a two digit date format which may create ambiguities in passing into a new century. The Year 2000 is a special case in the Gregorian calendar which can create problems with certain leap-year calculation routines. In addition, various contemporary computer operating systems, including systems on which many of the Company's and its suppliers' products are dependent, employ binary dating conventions which cannot currently manage dates falling after certain times after the year 2000 (e.g., the year 2038 in the case of most 32-bit Windows software.)

     The Company implemented a Year 2000 Plan to address the Company's Year 2000 issues. The Company's Year 2000 Plan focused on each of the Company's internal systems, the Company's products, and third parties with which the Company has a significant business relationship. However, no assurance can be given that such third parties successfully addressed their Year 2000 issues.

     The Company's Year 2000 Plan relating to its internal systems consisted of three phases - assessment, testing and implementation. The Company completed the implementation phase, the last phase of its Year 2000 Plan, during the fourth quarter of 1999. The Company believes that all material systems are compliant for the Year 2000. To date, the Company has not experienced any Year 2000 issues.

     The Company has gathered, tested and produced information about the Company's products impacted by the Year 2000 transition. Although the Company believes that most of its products are in (through maintenance releases or patches) Year 2000 compliance, the Company has determined that certain of its older products are not and will not be compliant. However, with respect to these older products, customers generally will have upgrade paths available to move to the Company's newer compliant products, which generally will require some change in the operating environment. The Company has taken steps to inform such affected users of this issue.

     All organizations dealing with the Year 2000 must address the effect this issue had and may continue to have on their significant business relationships with key third parties. The Company's significant business relationships which may be adversely impacted by the Year 2000 issue include certain contractual relationships with key suppliers of components for the Company's products, service providers for the Company's internal systems and major customers for the Company's products (including one such customer which accounted for more than 10% of the Company's revenue in 1999). The Company continues to work with key third parties to understand their ability to continue providing services, products and demand for the Company's products through the Year 2000. If any significant Year 2000 problems are identified with key third parties, contingency plans will be developed. The Company is unaware of any Year 2000 problems that may have affected its significant suppliers.

     To date, costs associated with achieving Year 2000 readiness were $750,000 and the Company does not anticipate incurring any additional significant costs.

     The Company anticipates that substantial litigation may be brought against vendors of all component products of systems that are unable to properly manage data related to the Year 2000. The Company has not received any threats of such litigation against it, but no assurance can be given that such litigation may not be threatened or brought in the future. The Company's agreements with customers typically contain provisions designed to limit the Company's liability for such claims. It is possible, however, that these measures will not provide protection from liability claims, as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. Furthermore, the failure of the Company or the Company's key suppliers and/or customers to be Year 2000 compliant or address Year 2000 issues may also result in litigation being brought against the Company in addition to making it more difficult and/or costly for the Company to manufacture and sell its products. Any such claims, with or without merit, or the failure of the Company, its suppliers or customers to be Year 2000 compliant could result in a material adverse affect on the Company's business, financial condition and results of operations, including increased warranty costs, customer satisfaction issues and potential lawsuits.


EURO ISSUE

Some of the countries in which the Company sells its products are Member States of the Economic and Monetary Union (EMU). Beginning January 1, 1999 Member States of the EMU were able to begin trading in either their local currencies or the euro, the official currency of EMU participating Member States. Parties are free to choose the unit they prefer in contractual relationships during the transitional period, beginning January 1999 and ending June 2002. The new accounting system that the Company implemented can be upgraded to support the euro and process transactions in either a country's local currency or the euro. The Company does not anticipate a large demand from its customers to transact in euros, so this upgrade is not planned for implementation until the second quarter of 2000.

                                           INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Brooktrout, Inc.:

     We have audited the accompanying consolidated balance sheets of Brooktrout, Inc. and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.






Deloitte & Touche LLP
Boston, Massachusetts
February 3, 2000

                                BROOKTROUT, INC.
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     DECEMBER 31,
                                                                 ------------------
                                                                    1999      1998
                                                                 --------   -------

ASSETS
Current assets:
   Cash and equivalents .......................................  $ 48,541   $ 8,518
   Marketable securities ......................................     1,492     3,837
   Accounts receivable (less allowance for doubtful accounts of
    $2,466 in 1999 and $2,313 in 1998) ........................    22,232    15,837
Inventory .....................................................    14,202    10,668
Deferred tax assets ...........................................     5,121     3,853
Prepaid expenses ..............................................     1,975     1,242
                                                                 --------   -------
      Total current assets ....................................    93,563    43,955
                                                                 --------   -------
Equipment and furniture:
   Computer equipment .........................................     9,785     8,602
   Furniture and office equipment .............................     8,628     6,336
                                                                 --------   -------
   Total equipment and furniture ..............................    18,413    14,938
   Less accumulated depreciation and amortization .............    (9,694)   (5,973)
                                                                 --------   -------
   Total equipment and furniture -- net .......................     8,719     8,965
Deferred tax assets ...........................................        --     4,719
Acquired technology and other intangible assets ...............    12,973    14,746
Investments and other assets ..................................       180       824
                                                                 --------   -------
        Total assets ..........................................  $115,435   $73,209
                                                                 ========   =======

LIABILITIES AND STOCKHOLDERS' EQUITY Current liabilities:
   Accounts payable and other accruals ........................  $ 18,158   $15,777
   Accrued compensation and commissions .......................     5,573     4,529
   Customer deposits ..........................................       661       614
   Accrued warranty costs .....................................     1,304     1,314
   Accrued taxes ..............................................     2,736       496
                                                                 --------   -------
      Total current liabilities ...............................    28,432    22,730
                                                                 --------   -------
Deferred rent .................................................       469       350
Deferred tax liabilities ......................................       479        --
Minority interest .............................................     8,672        --
Commitments and contingencies (Note 8)
Stockholders' equity:
   Preferred stock, $1.00 par value; authorized 100,000 shares;
      issued and outstanding, none ............................        --        --
   Common stock, $.01 par value; authorized 25,000,000
      shares; issued and outstanding, 11,004,019 in 1999 and
      10,828,362 in 1998 ......................................       110       108
   Additional paid-in capital .................................    42,991    32,528
   Accumulated other comprehensive income (loss) ..............      (117)   (1,199)
   Retained earnings ..........................................    37,846    18,692
   Treasury stock, 247,582 shares in 1999 .....................    (3,447)       --
                                                                 --------   -------
   Total stockholders' equity .................................    77,383    50,129
                                                                 --------   -------
           Total liabilities and stockholders' equity .........  $115,435   $73,209
                                                                 ========   =======


                 See notes to consolidated financial statements.

                                BROOKTROUT, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                        1999       1998       1997
                                                      --------   --------    ------

Revenue ............................................  $140,745   $100,851   $72,192
Cost and expenses:
  Cost of product sold .............................    54,517     40,884    32,381
  Research and development .........................    28,753     22,106    13,627
  In-process research and development ..............        --      9,786     3,746
  Selling, general and  administrative .............    46,275     29,868    19,970
  Non-cash compensation ............................     2,730         34        --
                                                      --------   --------   -------
       Total cost and expenses .....................   132,275    102,678    69,724
                                                      --------   --------   -------
 Income (loss) from operations .....................     8,470     (1,827)    2,468
Other income:
  Interest income, net .............................       878      1,890     1,677
  Net gain on investment activity (See Note 1 and 2)    21,738         --        --
                                                      --------   --------   -------
       Total other income ..........................    22,616      1,890     1,677
                                                      --------   --------   -------
Income before income tax provision (benefit) .......    31,086         63     4,145
Income tax provision (benefit) .....................    13,287       (270)    1,494
Minority interest in loss of subsidiary ............    (1,355)        --        --
                                                      --------   --------   -------
Net income .........................................  $ 19,154   $    333   $ 2,651
                                                      ========   ========   =======
Income per common share:
   Basic ...........................................  $   1.76   $   0.03   $  0.25
                                                      ========   ========   =======
   Shares for basic ................................    10,882     10,784    10,702
                                                      ========   ========   =======
   Diluted .........................................  $   1.65   $   0.03   $  0.23
                                                      ========   ========   =======
   Shares for diluted ..............................    11,582     11,483    11,300
                                                      ========   ========   =======




                 See notes to consolidated financial statements.

                                BROOKTROUT, INC.
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                                 (IN THOUSANDS)


                                                        YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                       1999      1998      1997
                                                      -------   -------   ------

Net income .........................................  $19,154   $   333   $2,651


  Unrealized gains (losses) on marketable securities    1,885    (1,885)       8
  Foreign currency translation adjustment ..........      (68)      (49)      --
                                                      -------   -------   ------

Comprehensive income (loss) before income tax
  provision (benefit) ..............................   20,971    (1,601)   2,659

Income tax provision (benefit) related to items of
  comprehensive income .............................      735      (735)       3
                                                      -------   -------   ------

Comprehensive income (loss) ........................  $20,236   $  (866)  $2,656
                                                      =======   =======   ======




                 See notes to consolidated financial statements.

                                BROOKTROUT, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (IN THOUSANDS, EXCEPT SHARE DATA)



                                                                                               ACCUMULATED
                                                                                                  OTHER
                                             COMMON  STOCK      TREASURY STOCK    ADDITIONAL  COMPREHENSIVE
                                          -------------------  -----------------    PAID-IN       INCOME     RETAINED
                                            SHARES    AMOUNT    SHARES   AMOUNT     CAPITAL       (LOSS)     EARNINGS    TOTAL
                                          ----------  -------  -------   -------  ----------  -------------  ---------  -------
January 1, 1997.......................... 10,683,352     $107       --   $    --     $31,785            ($8)   $15,708  $47,592
  Issuance of common stock for cash......     57,843       --       --        --         193             --         --      193
  Unrealized gains on marketable
   securities, net of tax................         --       --       --        --          --              8         --        8
  Net income.............................         --       --                             --             --      2,651    2,651
                                          ----------  -------  -------   -------  ----------  -------------  ---------  -------
December 31, 1997........................ 10,741,195      107       --        --      31,978             --     18,359   50,444
  Issuance of common stock for cash......     87,167        1       --        --         443             --         --      444
  Tax benefit of stock options...........         --       --       --        --         107             --         --      107
  Unrealized losses on marketable
   securities, net of tax................         --       --       --        --          --         (1,150)        --   (1,150)
  Currency translation adjustment........         --       --       --        --          --            (49)        --      (49)
  Net income.............................         --       --       --        --          --             --        333      333
                                          ----------  -------  -------   -------  ----------  -------------  ---------  -------
December 31, 1998........................ 10,828,362      108       --        --      32,528         (1,199)    18,692   50,129
  Issuance of common stock for cash......    175,657        2       --        --       1,273             --         --    1,275
  Impact of Interspeed stock option
    exercises............................         --       --       --        --       2,136             --         --    2,136
  Increase resulting from sale of stock
   by Interspeed.........................         --       --       --        --       6,980             --         --    6,980
  Purchase of treasury stock.............         --       --  247,582   $(3,447)         --             --         --   (3,447)
  Tax benefit of stock options...........         --       --       --        --          74             --         --       74
  Unrealized gains on marketable
   securities, net of tax................         --       --       --        --          --          1,150         --    1,150
  Currency translation adjustment........         --       --       --        --          --            (68)        --      (68)
  Net income.............................         --       --       --        --          --             --     19,154   19,154
                                          ----------  -------  -------   -------  ----------  -------------  ---------  -------
December 31, 1999.......................  11,004,019     $110  247,582   $(3,447)    $42,991          ($117)   $37,846  $77,383
                                          ==========  =======  =======   =======  ==========  =============  =========  =======

                 See notes to consolidated financial statements.

                                BROOKTROUT, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEARS ENDED DECEMBER 31,
                                                           ------------------------------
                                                             1999       1998       1997
                                                           --------   --------   --------
Cash flows from operating activities:
Net income ..............................................  $ 19,154   $    333   $  2,651

Adjustments to reconcile net income to cash
   provided by operating activities:
   Gain on Brooktrout's sale of Interspeed stock ........   (19,252)        --         --
   Gain on sale of investment ...........................    (2,486)        --         --
   Non-cash compensation expense ........................     2,730         --         --
   Minority interest ....................................    (1,355)        --         --
   Depreciation and amortization ........................     5,494      2,852      1,815
   Purchased research and development ...................        --      9,786      3,746
   Amortization of (premium) discount on
      marketable securities .............................        --        (47)       (44)
   Deferred income taxes ................................      (625)    (4,742)    (2,369)
   Increase (decrease) in cash from (net of acquisition):
      Accounts receivable ...............................    (6,395)    (2,208)     1,083
      Inventory .........................................    (3,534)      (250)       957
      Other prepaid expenses ............................      (733)      (419)       346
      Accounts payable and other accruals ...............     3,446      5,098      1,368
                                                           --------   --------   --------
         Cash (used in) provided by operating
          activities ....................................    (3,556)    10,403      9,553
Cash flows from investing activities:
   Expenditures for equipment and furniture .............    (3,475)    (3,797)    (2,717)
   Acquisition of subsidiary (net of
     cash acquired) .....................................        --    (29,400)    (9,909)
   Investment and other assets ..........................       (79)       107       (508)
   Brooktrout's sale of Interspeed stock, net of
      related expenses ..................................    21,483         --         --
   Purchases of marketable securities ...................    (1,492)   (13,695)    (8,754)
   Sales of marketable securities .......................     8,208     16,433      9,320
                                                           --------   --------   --------
         Cash provided by (used for)
          investing activities ..........................    24,645    (30,352)   (12,568)
Cash flows from financing activities:
   Proceeds from the sale of common stock ...............     1,275        444        193
   Tax benefit of stock options .........................        74        107         --
   Proceeds from exercise of Interspeed options .........       217         --         --
   Purchase of treasury stock ...........................    (3,447)        --         --
   Proceeds from Interspeed's sale of stock,
      net of offering expenses ..........................    20,815         --         --
                                                           --------   --------   --------
         Cash provided by financing activities ..........    18,934        551        193
                                                           --------   --------   --------
Increase (decrease) in cash and equivalents .............    40,023    (19,398)    (2,822)
  Cash and equivalents, beginning of year ...............     8,518     27,916     30,738
                                                           --------   --------   --------
Cash and equivalents, end of year .......................  $ 48,541   $  8,518   $ 27,916
                                                           ========   ========   ========


                 See notes to consolidated financial statements.

                                BROOKTROUT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business - During 1999, Brooktrout, Inc. (the "Company") reorganized its lines of business and changed its name from Brooktrout Technology, Inc. to Brooktrout, Inc. The Company supplies electronic communications products to system vendors, service providers, and value added resellers, or VARs, developing applications for the new global communications network. The Company is organized and reports the results of its operations in the following three business segments: Brooktrout Technology, Brooktrout Software, Inc. ("Brooktrout Software"), and Interspeed, Inc. ("Interspeed"). These segments are differentiated based upon the products and services provided to the marketplace, the customers served, and the distribution channels.


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


     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and Interspeed, its majority-owned subsidiary. As of December 31, 1999, the Company owned approximately 57% of the outstanding common stock of Interspeed due to Interspeed's initial public offering (the "Offering") on September 24, 1999. For the year ended December 31, 1998, the consolidated results of operations reflect Interspeed as a wholly-owned subsidiary of the Company. All significant intercompany balances and transactions have been eliminated.


     Revenue Recognition -- Revenue from product or software sales is recognized upon the shipment or delivery of product. Revenue from maintenance and support contracts is deferred and recognized ratably over the service period. Maintenance and support revenue included with an initial license fee is unbundled and recognized ratably over the service period.


     Concentration of Credit Risk -- The Company sells its products to various customers in several industries. The Company generally requires no collateral; however, to reduce credit risk the Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. At December 31, 1999 and 1998, 10% and 19%, respectively, of the Company's accounts receivable were from one customer (see Note 10).

                                BROOKTROUT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     Inventory -- Inventory is carried at the lower of cost (first-in, first-out basis) or market and consisted of the following:

                                                          DECEMBER 31,
                                               --------------------------------
                                                   1999                 1998
                                               -----------          -----------
     Raw materials...........................  $ 7,254,000          $ 3,277,000
     Work in process.........................    1,658,000            2,164,000
     Finished goods..........................    5,290,000            5,227,000
                                               ===========          ===========
              Total..........................  $14,202,000          $10,668,000
                                               ===========          ===========


     Equipment and Furniture -- Purchased equipment and furniture is recorded at cost. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the related assets (three or five years).


     Software Development Costs -- Certain software development costs are capitalized following attainment of technological feasibility. No such costs were incurred in 1999, 1998, or 1997.


     Research and Development Costs -- Research and development costs, other than software development costs, are expensed as incurred.


     Intangible Assets - Intangible assets include acquired technology, customer base, trademarks, and in-place workforce and are stated at acquisition cost. Acquired technology is being amortized on a straight line basis over 5 to 10 years while all other intangibles are being amortized over periods of 3 to 5 years. Total accumulated amortization at December 31, 1999 and 1998 was $1,940,000 and $157,000, respectively.


     Warranty Costs -- Estimated costs of warranty repairs are provided at the time of sale of the related product.


     Income Taxes -- Deferred tax assets and liabilities are recorded to recognize temporary differences between the book and tax bases of the Company's assets and liabilities. These assets and liabilities are measured using the enacted rates and laws that will be in effect when the differences are expected to reverse.

                                BROOKTROUT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     Investments -- The Company had an investment in the common stock of a company operating in the computer telephony industry. The investment represented less than 20% of the voting interest. Because the common stock of this company was not readily marketable, the investment was carried at cost and periodically assessed for potential impairment in value. During 1999, the Company concluded that its investment had been fully impaired and therefore the investment was reduced to $0. The Company's investment aggregated $655,000 at December 31, 1998.


     Cash Flow Information -- Cash equivalents include highly liquid securities with remaining maturities of three months or less at the time of purchase.

     Supplemental disclosure of cash flow information:

                                                   YEARS ENDED DECEMBER 31,
                                             -----------------------------------
                                                 1999        1998        1997
                                             -----------  ----------  ----------
     Cash paid for interest................  $     8,000  $    3,000  $   11,000
     Cash paid for income taxes............   12,603,000   3,992,000   2,401,000


     Marketable Securities -- Marketable securities are classified as available-for-sale and are carried at fair market value using current market quotes. Unrealized gains or losses are included in comprehensive income (loss).

     Marketable securities at December 31, 1999 consist of U.S. government notes and bonds, commercial paper, and certificates of deposit. Gross unrealized losses related to the equity securities were $1.9 million at December 31, 1998. During the year ended December 31, 1999, the Company realized a gain on the sale of securities of $2.5 million. During the years ended December 31, 1998 and 1997, there were no significant realized gains or losses from sales of these securities.


     Income per Share - Basic income per share is computed using the weighted average number of common shares outstanding during each year. Diluted income per share reflects the effect of the Company's outstanding options (using the treasury stock method), except where such options would be antidilutive.

                                BROOKTROUT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



     A reconciliation of weighted average shares used for the basic and diluted computations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                --------------------------------------
                                                   1999          1998          1997
                                                ----------    ----------    ----------

Weighted average shares for basic               10,882,000    10,784,000    10,702,000
Dilutive effect of stock options                   700,000       699,000       598,000
                                                ----------    ----------    ----------
Weighted average shares for diluted             11,582,000    11,483,000    11,300,000
                                                ==========    ==========    ==========





     Fair Value of Financial Instruments -- Financial instruments held or used by the Company consist of cash, marketable securities, accounts receivable, accounts payable and letters of credit issued under the Company's line of credit (see Note 4). Marketable securities are carried at fair value date. Management estimates that carrying value approximates fair value for all other financial instruments.


     Stock-Based Compensation -- Compensation expense associated with awards of stock or options to employees is measured using the intrinsic value method of Accounting Principles Board Opinion No. 25.


     Staff Accounting Bulletin No. 51 - The Company has adopted a Staff Accounting Bulletin No. 51 ("SAB 51") policy to record gains as a result of equity transactions by its subsidiaries in the Consolidated Statement of Income, except for any transactions which must be credited directly to equity in accordance with the provisions of SAB 51. During 1999, the Company recorded additional paid-in capital of approximately $7.0 million, net of deferred tax, as a result of subsidiary equity transactions.


RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The new standard requires that all companies record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Management is currently assessing the impact of SFAS No. 133 on the financial statements of the Company. The Company expects to adopt this accounting standard for the fiscal year commencing January 1, 2001, as required.

                                BROOKTROUT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


2. INTERSPEED, INC.

On September 24, 1999, Interspeed sold 2 million shares of its common stock in an initial public offering at a price of $12 per share pursuant to a registration statement on Form S-1 (333-81071), as amended, under the Securities Act of 1933, as amended. In the Offering, the Company sold 1.5 million shares of Interspeed common stock that it owned. Due to the sale of the 2 million shares of stock by Interspeed, the Company recorded additional paid-in capital of approximately $7.0 million, net of deferred tax, reflecting the increase in its investment in Interspeed. In October, the Company sold an additional 425,000 shares of Interspeed common stock at a price of $12 per share pursuant to the underwriters' over allotment option. After these transactions, the Company owns approximately 6.1 million shares of Interspeed's outstanding common stock, or approximately 57% of the common shares outstanding as of December 31, 1999. These transactions resulted in a pre-tax gain of $19.9 million, net of offering related costs.


3. ACQUISITIONS

Computer Telephony Products business of Lucent Technologies Inc.

     On December 17, 1998, the Company acquired the assets and assumed certain liabilities of the Computer Telephony Products ("CTP") business of Lucent Technologies Inc. CTP provides technologies for the voice processing industry and manufactures hardware and software components that connect PCs and LANs with telephone networks. The purchase price was $29.4 million, paid in cash, plus $1.1 million of transaction costs, and the Company assumed certain liabilities aggregating $1.9 million.

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

                                BROOKTROUT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)




     Cash paid                                        $29,400,000
     Transaction costs                                  1,148,000
                                                      -----------

     Total purchase price                             $30,548,000
                                                      ===========


     Allocated to tangible assets acquired             $7,915,000

     Allocated to liabilities assumed                  (1,863,000)

       Purchased research and development               9,786,000
       Existing technology                             12,157,000
       Customer base                                    1,276,000
       Trademark                                          304,000
       In-place workforce                                 973,000
                                                      -----------

     Total                                            $30,548,000
                                                      ===========


     The Company recorded a one-time charge of $9.8 million in the fourth quarter of 1998 for purchased in-process technology related to seven development projects that had not reached technological feasibility, had no alternative future use, and for which successful development was uncertain.


Netaccess, Inc.

     On June 30, 1997, the Company acquired the assets and assumed certain liabilities of Netaccess, Inc. ("Netaccess"), a worldwide supplier of Primary Rate ISDN network interface products and multiport modem products for open, standards-based remote access and computer telephony systems. The purchase price was $9.9 million, paid in cash, and the Company agreed to assume certain liabilities aggregating $2.0 million.

     The acquisition has been accounted for as a purchase, and accordingly, the results of operations of Netaccess have been included in the Company's consolidated financial statements from the date of acquisition. The purchase price has been allocated to the assets acquired based upon their fair values using an independent appraisal.

     The Company has recorded a charge of $3.7 million ($2.3 million, net of tax benefits) in 1997 representing the estimated value of Netaccess' research and development efforts in-process. Such efforts had not yet reached technological feasibility and did not possess alternative uses.

                                BROOKTROUT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     The following table represents pro forma information as if the acquisitions described had taken place at the beginning of each respective period.

                                          YEARS ENDED DECEMBER 31,
                                          1998 (1)        1997 (2)
                                       ------------     ------------

     Revenue                           $130,068,000     $108,106,000

     Net income                        $  4,438,000     $  5,417,000

     Basic income per share            $       0.41     $       0.51

     Diluted income per share          $       0.39     $       0.48



     (1) Pro forma reflects the acquisition of CTP as if the acquisition had taken place at the beginning of the period.

     (2) Pro forma reflects the acquisitions of CTP and Netaccess as if both acquisitions had taken place at the beginning of the period.


4. BANK LINE OF CREDIT

     The Company has a line of credit with a bank. The Company may borrow up to $10,000,000 on an unsecured basis, all of which may be used for issuance of letters of credit, subject to compliance with certain covenants. At December 31, 1999, there were no commitments outstanding on letters of credit; no borrowings have been made during any period presented. Any amounts borrowed under the line of credit would be subject to interest at the lender's prime rate. The line is subject to annual renewal and expires in July 2000.

                                BROOKTROUT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



5. INCOME TAXES

     The provision (benefit) for income taxes is approximately as follows:

                                               YEARS ENDED DECEMBER 31,
                                     -------------------------------------------
                                         1999           1998            1997
                                     ------------   ------------    ------------
Federal--current ................    $11,210,000    $ 3,456,000     $ 3,092,000
State--current ..................      2,482,000        857,000         771,000
Foreign--current ................        146,000         53,000            --
Federal--deferred ...............       (487,000)    (4,312,000)     (1,886,000)
State--deferred .................       (138,000)      (431,000)       (483,000)
Tax benefit of disqualifying
  dispositions of stock options..         74,000        107,000            --
                                     -----------    -----------     -----------
Provision (benefit) .............    $13,287,000    ($  270,000)    $ 1,494,000
                                     ===========    ===========     ===========


     A reconciliation of the statutory federal rate to the effective tax rate is as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                     ---------------------------
                                                       1999      1998       1997
                                                     ------    -------    ------
 Statutory tax rate...............................      35%       35%       34%
 State taxes, net of federal benefit..............       6         4         6
 Losses from subsidiary, not tax deductible.......       2        --        --
 Non-deductible non-cash compensation.............       3
 Foreign sales corporation........................      (2)     (400)       (4)
 Meals and entertainment..........................       1       152        --
 Research and development credits.................      (2)     (220)       --
                                                     ------    -------    ------
 Effective tax rate                                     43%     (429)%      36%
                                                     ======    =======    ======

                                BROOKTROUT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     The tax effects of significant items comprising the Company's net deferred tax position as of December 31, 1999 and 1998 are as follows:

                                                            1999           1998
                                                         ----------     ----------
Deferred Taxes:
  Current:
     Reserves and accruals not currently deductible
        for tax purposes ............................    $4,773,000     $3,505,000
      Purchased research and development, capitalized
        for tax but expensed for book ...............       348,000        348,000
                                                         ----------     ----------
  Current tax assets ................................    $5,121,000     $3,853,000
                                                         ==========     ==========

  Long-term assets:
      Purchased research and development, capitalized
        for tax but expensed for book ...............    $4,371,000     $4,719,000
  Long-term liabilities:
      Unrealized gain on Interspeed
        investment ..................................     4,850,000             --
                                                         ----------     ----------
Net long-term tax (liabilities) assets ..............    $ (479,000)    $4,719,000
                                                         ==========     ==========



6. STOCKHOLDERS' EQUITY

     Brooktrout Inc. Stock Option Plans -- The Company has four stock option plans in place providing for the grant of options to purchase up to 4,364,000 shares of common stock: the 1984 Stock Incentive Plan (the "1984 Plan"), the 1991 Executive Stock Incentive Plan (the "Executive Plan"), the 1992 Stock Incentive Plan (the "1992 Plan") and the 1999 Stock Incentive Plan (the "1999 Plan"). No further options are being granted under the 1984 Plan and the Executive Plan. Exercise prices are at fair value at the date of grant, in the case of incentive stock options, or at the discretion of the Board of Directors in the case of nonqualified options. Options generally vest over five years; in some instances, vesting can accelerate upon the completion of certain defined milestones set by the Compensation Committee at the date of grant. There have been no option grants at exercise prices different from fair value from these plans.

                                BROOKTROUT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     The following is a summary of stock option activity under all Brooktrout, Inc. plans:

                                                               WEIGHTED AVERAGE
                                           NUMBER OF SHARES     EXERCISE PRICE
                                           -------------------------------------
     Outstanding at January 1, 1997               1,509,363         $11.61
         Granted                                    478,875         $11.80
         Exercised                                  (40,249)        $ 0.82
         Expired                                    (19,851)        $17.07
                                                  ---------

     Outstanding at December 31, 1997             1,928,138         $11.92
         Granted                                    637,625         $14.14
         Exercised                                  (53,959)        $ 3.46
         Expired                                    (20,500)        $11.11
                                                  ---------

     Outstanding at December 31, 1998             2,491,304         $12.68
                                                  ---------

         Granted                                    916,925         $13.66
         Exercised                                 (126,737)        $ 4.89
         Expired                                   (222,052)        $18.02
                                                  ---------

     Outstanding at December 31, 1999             3,059,440         $12.92
                                                  =========

                                BROOKTROUT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


         The following table sets forth information regarding Brooktrout, Inc. options outstanding at December 31, 1999:

                                                                                              WEIGHTED
                                                                                               AVERAGE
                                                 WEIGHTED        WEIGHTED                     EXERCISE
         RANGE OF                                AVERAGE         AVERAGE       NUMBER         PRICE FOR
         EXERCISE               NUMBER OF        EXERCISE       REMAINING     CURRENTLY       CURRENTLY
          PRICES                 SHARES           PRICE        LIFE (YEARS)  EXERCISABLE     EXERCISABLE

      $ 0.20 - $ 6.11            114,017          $ 2.85           2.48        114,017          $ 2.85
               $ 6.33            545,807          $ 6.33           4.27        545,807          $ 6.33
      $ 6.56 - $10.63            375,285          $ 9.29           6.98        258,819          $ 9.48
      $10.63 - $11.81            489,281          $11.37           9.18        126,421          $11.39
      $11.88 - $14.19            291,875          $12.82           8.54         82,131          $12.86
      $14.31 - $14.56            327,700          $14.56           8.96         64,490          $14.56
      $14.75 - $17.50            335,975          $16.20           9.50          9,941          $15.95
      $17.83 - $22.00            124,125          $18.60           8.25         32,606          $18.48
               $22.50            412,500          $22.50           6.47        412,500          $22.50
      $23.50 - $31.50             42,875          $27.23           6.78         29,075          $26.86
      ---------------          ---------          ------           ----      ---------          ------
      $ 0.20 - $31.50          3,059,440          $12.21           7.30      1,675,807          $12.92
      ===============          =========          ======           ====      =========          ======



     At December 31, 1998 and 1997 options to purchase 1,381,237 and 1,164,233 shares, respectively, were exercisable.

     Brooktrout Inc. Stock Purchase Plan -- The Company's 1992 Employee Stock Purchase Plan (the "Purchase Plan") provides for sales to participating employees of up to 212,500 shares of common stock, at prices not less than 85% of fair market value on the beginning or ending date of the six month offering period provided for purchase, whichever is lower. Through December 31, 1999, common stock shares totaling 154,707 had been issued to employees under the Purchase Plan.

                                BROOKTROUT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     Pro Forma Disclosure -- As described in Note 1, the Company uses the intrinsic value method to measure compensation expense associated with grants of stock options or awards to employees. Had the Company used the fair value method to measure compensation, reported net income and earnings per share would have been as follows:

                                               1999          1998         1997
                                           -----------   ------------   --------


Net income (loss)                          $11,223,000   $(2,249,000)   $855,000

Basic income (loss) per common share       $      1.03   $     (0.21)   $   0.08

Diluted income (loss) per common share     $       .97   $     (0.21)   $   0.08



     For purposes of determining the disclosure required by Statement of Financial Accounting Standards No. 123, the fair value of options on their grant date was measured using the Black/Scholes option pricing model. Key assumptions used to apply this pricing model were as follows:

                                             1999           1998          1997
                                          ---------      ---------     ---------
Risk-free interest rate                      6.2%           4.5%          5.2%
Expected life of option grants            5.0 years      5.0 years     5.0 years
Expected volatility of underlying stock   76% - 89%         73%           82%



     The estimated weighted average fair value of option grants made during 1999, 1998 and 1997 was $9.03, $8.91, and $8.29, respectively, per option. The estimated weighted average fair value of grants made under the Purchase Plan during 1999, 1998, and 1997 was $4.54, $3.46, and $3.64, respectively, computed using the assumptions described above with an expected life of 6 months for the option feature present in the Purchase Plan awards.


     Reserved Shares -- The Company has reserved 3,346,233 shares of common stock for issuance upon the exercise of stock options and purchase of stock under the Purchase Plan.


     Treasury Stock -- Under a stock repurchase program announced in October 1999, the Company is authorized to purchase up to 1 million shares from time to time on the open market or pursuant to negotiated transactions. The authorization expires in September 2000. The Company purchased 247,582 shares of common stock in 1999 at an aggregate cost of $3.4 million.

                                BROOKTROUT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     Subsidiary Stock Option Plans -- The Company has subsidiary stock plans in place at Interspeed, Brooktrout Software, and Beacon Networks, Inc. providing for the grant of options to employees of that subsidiary. None of these options are convertible into or can be settled in Company stock. Prior to the Offering, Interspeed granted options at exercise prices below fair market values. The difference between the exercise price and the fair market value was recorded as compensation expense, totaling $2.7 million, for the options that vested during 1999. The following table demonstrates the dilutive effect of these plans on the Company's ownership interest in each subsidiary assuming all options outstanding at December 31, 1999 in each category were exercised:

                             Maximum
                           Dilution to        Weighted
     Outstanding            Company's          Average        Maximum
       Options             Interest in        Exercise       Available
at December 31, 1999      Interspeed (1)        Price         Options
--------------------      --------------      --------       ---------

      1,776,706                 8%              $4.55        3,000,868



(1) Assuming exercise of all outstanding options.

     Interspeed's options generally vest over a period of 5 years and at December 31, 1999, 189,681 of the options were exercisable.

     At December 31, 1999, no options had been granted under the Brooktrout Software plan and the Beacon Networks, Inc. plan. During 1999, the Company terminated a different subsidiary stock plan that had been in place in 1998.


7. LEASE COMMITMENTS

     The Company has various operating lease commitments for office and manufacturing facilities expiring through October 2006. Some of the leases contain renewal options ranging from 3 to 10 years.

     Rent expense under all operating leases aggregated $2,374,000, $2,106,000, and $1,547,000 for each of the years ended December 31, 1999, 1998 and 1997, respectively.

     Minimum Lease Payments Under Non-Cancelable Operating Leases

        YEARS ENDING DECEMBER 31,
        -------------------------
                  2000..........................................     $2,277,000
                  2001..........................................      1,513,000
                  2002..........................................      1,408,000
                  2003..........................................      1,212,000
                  2004..........................................        661,000
                  Thereafter....................................      1,052,000
                                                                     -----------
                           Total................................     $8,123,000
                                                                     ===========

                                BROOKTROUT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


8. CONTINGENCIES

     The Company is a party to a number of legal actions which arise in the normal course of business. The Company, taking into account advice of counsel, does not believe the eventual outcome of these matters will have a material effect on the Company's consolidated financial condition or results of operations


9. RETIREMENT PLANS

     The Company has a 401(k) retirement plan available to qualified employees. Employees are allowed to contribute up to 18% of their salary to the plan. The Company matches contributions equal to $.25 per dollar contributed up to a maximum of 6% of a participant's salary. The Company contributed $314,000, $209,000 and $121,000 to this plan in 1999, 1998 and 1997, respectively.


10. SEGMENT REPORTING

     Segment Reporting -- The Company is organized and reports the results of its operations in the following three business segments: Brooktrout Technology, Brooktrout Software and Interspeed. These segments are differentiated based upon the products and services provided to the marketplace, the customers served, and the distribution channels. Brooktrout Technology provides enabling technologies for customers to deliver voice, fax and data solutions for the electronic communications market. Brooktrout Software provides specialized e-Business software and services that enable companies to connect traditional telephone commerce systems with web-based commerce systems. Interspeed develops single system, high-speed Internet access solutions for telephone companies and Internet Service Providers. The Company evaluates performance and allocates resources based on revenue, gross margin and income or loss from operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1).


                                        1999            1998          1997
                                    ------------    ------------   -----------

REVENUE:

Brooktrout Technology               $128,045,000    $ 94,959,000   $67,558,000
Brooktrout Software                    7,634,000       5,828,000     4,634,000
Interspeed                             5,066,000          64,000            --
                                    ------------    ------------   -----------
Consolidated revenue                $140,745,000    $100,851,000   $72,192,000
                                    ============    ============   ===========


GROSS MARGIN:

Brooktrout Technology               $ 79,792,000    $ 56,932,000   $37,339,000
Brooktrout Software                    4,468,000       3,007,000     2,472,000
Interspeed                             1,968,000          28,000            --
                                    ------------    ------------   -----------
Consolidated gross margin           $ 86,228,000    $ 59,967,000   $39,811,000
                                    ============    ============   ===========

                                BROOKTROUT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                           1999              1998              1997
                                      -------------      ------------      ------------

INCOME (LOSS) FROM OPERATIONS: (1)

Brooktrout Technology                 $ 23,822,000       $ 7,151,000       $ 5,155,000
Brooktrout Software                     (3,726,000)       (3,759,000)         (924,000)
Interspeed (2)                         (11,626,000)       (5,219,000)       (1,763,000)
                                      ------------       -----------       -----------

Consolidated income (loss) from
  operations                             8,470,000        (1,827,000)        2,468,000

Interest income, net                       878,000         1,890,000         1,677,000

Net gain on investment activity         21,738,000                --                --
                                      ------------       -----------       -----------

Consolidated income before
  income tax provision (benefit)      $ 31,086,000       $    63,000       $ 4,145,000
                                      ============       ===========       ===========


DEPRECIATION AND AMORTIZATION
  EXPENSE:

Brooktrout Technology                 $  4,596,000       $ 2,149,000       $ 1,476,000
Brooktrout Software                        484,000           488,000           247,000
Interspeed                                 414,000           215,000            92,000
                                      ------------       -----------       -----------

Consolidated depreciation and
  amortization expense                $  5,494,000       $ 2,852,000       $ 1,815,000
                                      ============       ===========       ===========


ASSETS:

Brooktrout Technology                 $ 90,106,000       $70,063,000       $64,043,000
Brooktrout Software                      2,376,000         1,141,000           936,000
Interspeed                              22,953,000         1,270,000           436,000
                                      ------------       -----------       -----------
Consolidated assets                   $115,435,000       $72,474,000       $65,415,000
                                      ============       ===========       ===========


--------------------------------------------------------------------------------------

(1) Amounts previously reported in 1998 and 1997 have been revised to reflect an allocation of certain marketing and administrative expenses to the segments. Prior segment disclosure reflected the expenses in Brooktrout Technology.

(2) Included in the Interspeed loss from operations in 1999 is a charge of $2,7 million reflecting non-cash compensation expenses as a result of stock option grants.

                                BROOKTROUT, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)



     Major Customer -- One customer accounted for 12%, 22%, and 30% of net revenue for the years ended December 31, 1999, 1998 and 1997, respectively.


     International Sales -- International sales, principally exports from the United States, accounted for approximately 23%, 20%, and 19% of revenue for the years ended December 31, 1999, 1998 and 1997, respectively.


11. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                               FIRST            SECOND             THIRD            FOURTH
                                              QUARTER           QUARTER           QUARTER           QUARTER
                                            -----------      ------------       -----------      ------------
1999
Revenue ..............................      $32,218,000       $33,791,000       $34,406,000       $40,330,000
Gross profit .........................       19,261,000        20,578,000        21,560,000        24,829,000
Income (loss) from operations ........        2,321,000           671,000         2,145,000         3,333,000
Net income (loss) ....................        1,584,000          (109,000)       10,664,000         7,015,000
Basic income (loss) per common
  share ..............................      $      0.15       $     (0.01)      $      0.97       $      0.64
Diluted income (loss) per common
  share ..............................      $      0.14       $     (0.01)      $      0.91       $      0.61

1998
Revenue ..............................      $24,176,000       $26,104,000       $25,246,000       $25,325,000
Gross profit .........................       14,191,000        15,189,000        14,742,000        15,845,000
Income (loss) from operations ........        2,269,000         2,588,000         2,320,000        (9,004,000)
Net income (loss) ....................        1,713,000         1,988,000         1,764,000        (5,132,000)
Basic income (loss) per common
  share ..............................      $      0.16       $      0.18       $      0.16       $     (0.47)
Diluted income (loss) per common
  share ..............................      $      0.15       $      0.17       $      0.15       $     (0.47)


DIRECTORS & EXECUTIVE OFFICERS

DIRECTORS

Eric R. Giler
President
Brooktrout, Inc.

David W. Duehren
Vice President of Research & Development
Brooktrout, Inc.

Patrick T. Hynes
Vice President of Advanced Product Engineering
Brooktrout, Inc.

Robert G. Barrett
General Partner
Battery Ventures, Inc.

W. Brooke Tunstall
President
Brooke Tunstall Associates

David L. Chapman
President
NorthPoint Software Ventures, Inc.

EXECUTIVE OFFICERS

Eric R. Giler
President
Brooktrout, Inc.

David W. Duehren
Vice President of Research and Development
Brooktrout, Inc.

Patrick T. Hynes
Vice President of Advanced Product Engineering
Brooktrout, Inc.

Robert C. Leahy
Vice President of Finance and Operations, and Treasurer
Brooktrout, Inc.

R. Andrew O'Brien
Vice President of Business Development
Brooktrout, Inc.

DIRECTORS & EXECUTIVE OFFICERS (CONTINUED.)

Jonathan J. Sirota
General Manager, Data Technology Division
Vice President, Brooktrout, Inc.

Michael Donoghue
General Manager, IP/Fax Technology Division
Vice President, Brooktrout, Inc.

John Ison
General Manager, Voice Technology Division
Vice President, Brooktrout, Inc.

Heather Magliozzi
Vice President of Corporate Communications, Brooktrout, Inc.

John M. Faiman
Senior Vice President of Worldwide Sales, Brooktrout Technology

Mark Flanagan
President, Brooktrout Software, Inc.
Vice President, Brooktrout, Inc.

Stephen A. Ide
President, Interspeed, Inc.

Jean Dubois
President, Beacon Networks, Inc.

Stock Price Information - NASDAQ National Market System ("BRKT")

                                      1999                                                 1998

QUARTER ENDED               HIGH      LOW      CLOSE   QUARTER ENDED             HIGH       LOW      CLOSE

March 31                    $17.00    $10.25   $10.50  March 31                  $18.88     $11.50    $18.88

June 30                     $20.38    $10.19   $16.06  June 30                   $21.50     $12.94    $13.88

September 30                $19.00    $13.38   $13.88  September 30              $18.38     $ 9.75    $13.59

December 31                 $19.00    $11.69   $18.56  December 31               $17.88     $10.75    $17.13




GENERAL COUNSEL
Goodwin, Procter & Hoar LLP
Boston, MA

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Boston, MA

SHAREHOLDER INFORMATION

     The Company has never paid cash dividends on its common stock. The Company presently does not anticipate paying any cash dividends in the foreseeable future. On March 8, 2000, there were 432 holders of record of the Company's common stock and the closing price of the common stock on the NASDAQ National Market System was $48.00 per share.

TRANSFER AGENT
State Street Bank & Trust Company
c/o EquiServe, Limited Partnership
P.O. Box 8040
Boston, MA  02266-8040
781-575-3400
www.equiserve.com

INFORMATION REQUESTS
A COPY OF THE FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION MAY BE OBTAINED WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY.

PLEASE ADDRESS REQUESTS TO:
Investor Relations
Robert C. Leahy
Vice President of Finance and Operations, and Treasurer
Brooktrout, Inc.
410 First Avenue
Needham, MA  02494-2722

ANNUAL MEETING
Thursday, May 11, 2000 at 9:30 a.m.
Fleet National Bank
1 Federal Street
Boston, MA  02109

OFFICES


CORPORATE HEADQUARTERS

Brooktrout, Inc.
410 First Avenue
Needham, MA  02494-2722
info@brooktroutinc.com
www.brooktroutinc.com
Phone 781-449-4100
Fax 781-449-3171


SUBSIDIARIES

Brooktrout Technology, Inc.
410 First Avenue
Needham, MA  02494-2722
info@brooktrout.com
www.brooktrout.com
Phone 781-449-4100
Fax 781-449-3171

Brooktrout Software, Inc.
333 Turnpike Road
Southborough, MA  01772
info@brooksoft.com
www.brooksoft.com
Phone 508-229-7777
Fax 508-229-8777

Interspeed, Inc.
39 High Street
North Andover, MA  01845
info@interspeed.com
www.interspeed.com
Phone 978-688-6164
Fax 978-688-4798

Beacon Networks, Inc.
260 Cedar Hill Street
Marlborough, MA.  01752
www.beaconnetworks.com
Phone 508-480-3600
Fax  508-485-7635