Form 10-K405, Exhibit 13
period 2000-12-31
BROOKTROUT INC
filed 2001-03-19
CIK 754516

                                BROOKTROUT, INC.
                        CONSOLIDATED FINANCIAL STATEMENTS

BROOKTROUT, INC.
SELECTED CONSOLIDATED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                    YEARS ENDED DECEMBER 31,

  STATEMENT OF OPERATIONS DATA                     2000        1999          1998          1997           1996
                                             -------------- ------------ ------------- -------------- ---------------

  Revenue..................................    $ 141,748    $  128,036     $  94,959       $ 67,558       $ 54,948

  Costs and expenses:

    Cost of product sold...................       52,925        48,262        38,037         30,219         24,654

    Research and development...............       23,508        19,236        13,565          9,400          5,848

    In-process research and
       development (1), (2)................        2,550            --         9,786          3,746             --

    Selling, general and administrative....       39,921        36,882        26,420         19,038         12,763
                                             ------------- ------------- -------------- ------------- --------------
         Total costs and expenses                118,904       104,380        87,808        62,403          43,265
                                             ------------- ------------- -------------- ------------- --------------

  Operating income.........................       22,844        23,656         7,151          5,155         11,683

  Other income (expense):

    Interest income, net...................        2,081           645         1,890          1,677          1,282

    Net gain on investment activity (3)....           --        21,738            --             --             --

    Equity in loss of affiliates (4).......       (3,298)           --            --             --             --
                                             ------------- ------------- -------------- ------------- --------------

     Total other income (expense)..........       (1,217)       22,383         1,890          1,677          1,282
                                             ------------- ------------- -------------- ------------- --------------

  Income before income tax provision ......       21,627        46,039         9,041          6,832         12,965

  Income tax provision ....................        8,717        17,700         3,380          2,462          5,531

  Income from continuing operations........    $  12,910      $ 28,339    $    5,661        $ 4,370        $ 7,434
                                             ============= ============= ============== ============= ==============

  Diluted income per common share:

    Income from continuing operations......    $    1.02      $   2.45    $     0.49        $  0.39        $  0.68

    Shares for diluted.....................       12,684        11,582        11,483         11,300         10,901


                                                                          DECEMBER 31,
                                                 2000          1999         1998           1997           1996
                                             ------------- ------------- -------------- ------------- --------------

  BALANCE SHEET DATA
  Cash and marketable securities...........       $25,987      $50,033       $12,355        $36,378         $39,714
  Working capital..........................        52,344       65,131        21,225         41,741          43,408
  Total assets.............................       109,213      115,435        73,209         65,415          58,366
  Long-term debt...........................            --           --            --             --              --
  Stockholders' equity.....................        82,259       77,383        50,129         50,444          47,592


-------------------------------------------------------------------------------

(1) In 2000, the Company acquired rights to in-process research and development for voice over broadband STS-1 technology.

(2) In 1998 and 1997, the Company recorded charges of $9,786 and $3,746, respectively, representing the portion of the purchase price allocated to in-process research and development efforts related to the acquisitions of the Computer Telephony Products business of Lucent Technologies Inc. and Netaccess, Inc., respectively.

(3) Net gain on investment activity represents a gain of $19,900, net of offering related costs, on the sale of 1,925 shares of Interspeed, Inc. by the Company associated with Interspeed's initial public offering, a gain of $2,500 from the sale of marketable securities, and a loss of $655, representing the book value of a separate investment that was written off in the third quarter of 1999.

(4) Equity in loss of affiliates includes the Company's share of its equity losses in Pelago Networks, Inc. and Telchemy, Inc.

                                BROOKTROUT, INC.
                           CONSOLIDATED BALANCE SHEETS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                         DECEMBER 31,
                                                                                -------------------------------
                                                                                     2000            1999
                                                                                --------------- ---------------

                                     ASSETS
Current assets:
   Cash and cash equivalents...............................................      $    23,294     $    48,541
   Marketable securities...................................................            2,693           1,492
   Accounts receivable (less allowances of  $2,647 in 2000 and $2,466 in
   1999, respectively) ....................................................           21,820          22,232
   Inventory...............................................................           19,609          14,202
   Deferred tax assets.....................................................            7,873           5,121
   Prepaid taxes and expenses..............................................            3,749           1,975
                                                                                --------------- ---------------


        Total current assets...............................................           79,038          93,563
                                                                                --------------- ---------------


Equipment and furniture, less accumulated depreciation and amortization....            7,574           8,719
Deferred tax assets........................................................            6,584              --
Intangible assets, less accumulated amortization...........................           11,186          12,973
Investments................................................................            2,660              --
Other assets...............................................................            2,171             180
                                                                                --------------- ---------------

      Total assets.........................................................       $  109,213      $  115,435
                                                                                =============== ===============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable and other accruals.....................................      $    15,171     $    18,158
   Accrued compensation and commissions....................................            3,442           5,573
   Customer deposits.......................................................              558             661
   Accrued warranty costs..................................................            1,499           1,304
   Accrued taxes...........................................................               --           2,736
   Net liabilities of discontinued operations..............................            6,024              --
                                                                                --------------- ---------------

      Total current liabilities............................................           26,694          28,432

Deferred rent..............................................................              260             469
Deferred tax liabilities...................................................               --             479
Minority interest..........................................................               --           8,672

Commitments and contingencies (note 14)
contingencies........................................................

Stockholders' equity:
   Preferred stock, $1.00 par value; authorized 100,000 shares; issued and
     outstanding, none.....................................................               --              --
   Common stock, $0.01 par value; authorized 40,000,000 shares; issued and
     outstanding, 12,366,927 in 2000 and 11,004,019 in 1999................              124             110
   Additional paid-in capital..............................................           63,348          42,991
   Accumulated other comprehensive loss....................................             (188)           (117)
   Notes receivable - officers.............................................          (11,760)             --
   Retained earnings.......................................................           34,495          37,846
   Treasury stock, 255,384 shares in 2000 and 247,582 shares in 1999.......           (3,760)         (3,447)
                                                                                --------------- ---------------

      Total stockholders' equity...........................................           82,259          77,383
                                                                                --------------- ---------------

      Total liabilities and stockholders' equity...........................       $  109,213      $  115,435
                                                                                =============== ===============

          See accompanying notes to consolidated financial statements.

                                BROOKTROUT, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                              YEARS ENDED DECEMBER 31,
                                                                  -------------------------------------------------
                                                                      2000              1999             1998
                                                                  --------------    -------------    --------------

Revenue....................................................       $    141,748       $ 128,036         $   94,959

Cost and expenses:

   Cost of product sold....................................             52,925          48,262             38,037

   Research and development................................             23,508          19,236             13,565

   In-process research and development.....................              2,550              --              9,786

   Selling, general and administrative.....................             39,921          36,882             26,420
                                                                  --------------    -------------    --------------

         Total cost and expenses...........................            118,904         104,380             87,808
                                                                  --------------    -------------    --------------

Operating income...........................................             22,844          23,656              7,151

Other income (expense):

   Net gain on investment activity.........................                 --          21,738                 --

   Interest income, net....................................              2,081             645              1,890

   Equity in loss of affiliates............................             (3,298)             --                 --
                                                                  --------------    -------------    --------------

         Total other income (expense)......................             (1,217)         22,383              1,890
                                                                  --------------    -------------    --------------

Income before tax provision................................             21,627          46,039              9,041

Income tax provision.......................................              8,717          17,700              3,380
                                                                  --------------    -------------    --------------

Income from continuing operations..........................             12,910          28,339              5,661

Discontinued operations:
    Loss from discontinued operations, net of income tax
      benefit of $4,285 in 2000, $4,413 in 1999, and $2,706
      in 1998..............................................            (18,174)         (9,185)            (5,328)
    Loss on disposal of discontinued operations, net of
      income tax benefit of $7,400.........................              1,913              --                 --
                                                                  --------------    -------------    --------------

         Total loss from discontinued operations...........            (16,261)         (9,185)            (5,328)
                                                                  --------------    -------------    --------------

Net income (loss) .........................................       $     (3,351)      $  19,154        $       333
                                                                  --------------    -------------    --------------

Income (loss) per common share:

    Continuing operations, basic...........................       $       1.09       $    2.60        $      0.52

    Continuing operations, diluted.........................       $       1.02       $    2.45        $      0.49

    Net income (loss), basic...............................       $      (0.28)      $    1.76        $      0.03

    Net income (loss), diluted.............................       $      (0.26)      $    1.65        $      0.03

    Shares for basic.......................................             11,827          10,882             10,784
    Shares for diluted.....................................             12,684          11,582             11,483

          See accompanying notes to consolidated financial statements.

                                BROOKTROUT, INC.
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                                 (IN THOUSANDS)


                                                                             YEARS ENDED DECEMBER 31,
                                                                     ------------------------------------------
                                                                        2000           1999            1998
                                                                     ------------   ------------    -----------

Net income (loss)..........................................            $ (3,351)       $ 19,154        $   333



Unrealized gains (losses) on marketable securities.........                  38           1,885         (1,885)

Foreign currency translation adjustment....................                 (97)            (68)           (49)
                                                                     ------------   ------------    -----------

Comprehensive income (loss) before income tax
  provision (benefit)......................................              (3,410)         20,971         (1,601)


Income tax provision (benefit) related to items of
  comprehensive income.....................................                  12             735           (735)
                                                                     ------------   ------------    -----------

Comprehensive income (loss)................................            $ (3,422)       $ 20,236        $  (866)
                                                                     ============   ============    ===========


          See accompanying notes to consolidated financial statements.

                                BROOKTROUT, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (IN THOUSANDS, EXCEPT SHARE DATA)



                                                          COMMON STOCK          TREASURY STOCK       ADDITIONAL    NOTES
                                                     ---------------------- -----------------------   PAID-IN     RECEIVABLE-
                                                        SHARES      AMOUNT     SHARES     AMOUNT      CAPITAL     OFFICERS
                                                     ----------- ---------- ----------- ----------- ----------- --------------

  January 1, 1998..................................    10,741,195     $ 107         --  $      --      $31,978    $     --

  Issuance of common stock for cash................        87,167         1         --         --          443          --

  Tax benefit of stock options.....................            --        --         --         --          107          --

  Unrealized losses on marketable securities, net of
      tax .........................................            --        --         --         --           --          --

  Currency translation adjustment..................            --        --         --         --           --          --

  Net income.......................................            --        --         --         --           --          --
                                                      ----------- ---------- ----------- ----------- ----------- -------------
  December 31, 1998................................    10,828,362       108         --         --       32,528          --

  Issuance of common stock for cash................       175,657         2         --         --        1,273          --

  Impact of Interspeed stock option exercises......            --        --         --         --        2,136          --

  Increase resulting from sale of stock by Interspeed          --        --         --         --        6,980          --

  Purchase of treasury stock.......................            --        --    247,582     (3,447)          --          --

  Tax benefit of stock options.....................            --        --         --         --           74          --

  Unrealized gains on marketable securities, net of
      tax..........................................            --        --         --         --           --          --

  Currency translation adjustment..................            --        --         --         --           --          --

  Net income.......................................            --        --         --         --           --          --
                                                     ----------- ---------- ----------- ----------- ----------- --------------
  December 31, 1999................................    11,004,019       110    247,582     (3,447)      42,991          --

  Issuance of common stock for cash................     1,362,908        14         --         --       16,899          --

  Impact of Interspeed stock option exercises......            --        --         --         --        1,580          --

  Notes receivable - officers......................            --        --         --         --           --     (11,760)

  Purchase of treasury stock.......................            --        --      7,802       (313)          --          --

  Tax benefit of stock options.....................            --        --         --         --        1,878          --

  Unrealized gains on marketable securities, net of
       tax.........................................            --        --         --         --           --          --

  Currency translation adjustment..................            --        --         --         --           --          --

  Net loss.........................................            --        --         --         --           --          --
                                                     ----------- ---------- ----------- ----------- ----------- --------------
  December 31, 2000................................    12,366,927     $ 124    255,384  $  (3,760)     $63,348   $ (11,760)
                                                     =========== ========== =========== =========== =========== ==============



                                                      ACCUMULATED
                                                         OTHER
                                                     COMPREHENSIVE     RETAINED
                                                     INCOME (LOSS)     EARNINGS       TOTAL
                                                    ---------------    --------      ------

  January 1, 1998..................................      $    --       $ 18,359     $ 50,444

  Issuance of common stock for cash................           --             --          444

  Tax benefit of stock options.....................           --             --          107

  Unrealized losses on marketable securities, net of
     tax ..........................................       (1,150)            --       (1,150)

  Currency translation adjustment..................          (49)            --          (49)

  Net income.......................................           --            333          333
                                                      -----------    ----------    ---------
  December 31, 1998................................       (1,199)        18,692       50,129

  Issuance of common stock for cash................           --             --        1,275

  Impact of Interspeed stock option exercises......           --             --        2,136

  Increase resulting from sale of stock by
     Interspeed....................................           --             --        6,980

  Purchase of treasury stock.......................           --             --       (3,447)

  Tax benefit of stock options.....................           --             --           74

  Unrealized gains on marketable securities, net of
     tax...........................................        1,150             --        1,150

  Currency translation adjustment..................          (68)            --          (68)

  Net income.......................................           --         19,154       19,154
                                                      -----------    ----------    ---------
  December 31, 1999................................         (117)        37,846       77,383

  Issuance of common stock for cash................           --             --       16,913

  Impact of Interspeed stock option exercises......           --             --        1,580

  Notes receivable - officers......................           --             --      (11,760)

  Purchase of treasury stock.......................           --             --         (313)

  Tax benefit of stock options.....................           --             --        1,878

  Unrealized gains on marketable securities, net of
     tax...........................................           26             --           26

  Currency translation adjustment..................          (97)            --          (97)

  Net loss.........................................           --         (3,351)      (3,351)
                                                      -----------    ----------    ---------
  December 31, 2000................................      $  (188)      $ 34,495     $ 82,259
                                                      ===========    ==========    =========

          See accompanying notes to consolidated financial statements.

                                BROOKTROUT, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                 YEARS ENDED DECEMBER 31,
                                                                     -------------------------------------------------
                                                                         2000               1999             1998
                                                                     --------------    ---------------    ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)..........................................       $  (3,351)        $  19,154         $     333
         Adjustments to reconcile net income (loss) to cash
           provided by operating activities:
              Loss on disposal of discontinued operations.......           5,487                --                --
              Depreciation and amortization.....................           5,647             5,494             2,852
              Equity in loss of affiliates......................           1,898                --                --
              Tax benefit of stock options......................           1,878                74               107
              Purchased research and development................              --                --             9,786
              Deferred income taxes.............................         (12,583)             (625)           (4,742)
              Minority interest.................................          (7,945)           (1,355)               --
              Non-cash compensation expense.....................             818             2,730                --
              Gain on sale of investments.......................              --           (21,738)               --
              Increase (decrease) in cash from (net of
                acquisition):
                  Accounts receivable...........................            (406)           (6,395)           (2,208)
                  Inventory.....................................         (10,618)           (3,534)             (250)
                  Prepaid expenses and other changes............          (1,697)             (733)             (419)
                  Accounts payable and other accruals...........           1,362             3,446             5,051
                  Other changes in working capital..............           1,146                --                --
                                                                     --------------    ---------------    ------------
Cash provided by (used in) operating activities.................         (18,364)           (3,482)           10,510

CASH FLOWS FROM INVESTING ACTIVITIES:
     Expenditures for equipment and furniture...................          (4,865)           (3,475)           (3,797)
     Acquired software and other investing......................          (2,479)              (79)              107
     Purchases of marketable securities.........................          (1,163)           (1,492)          (13,695)
     Purchases of investments...................................          (4,558)               --                --
     Brooktrout's sale of Interspeed stock, net of related expenses           --            21,483                --
     Sales of marketable securities.............................              --             8,208            16,433
     Acquisition of subsidiary (net of cash acquired)...........              --                --           (29,400)
                                                                     --------------    ---------------    ------------
Cash provided by (used in) investing activities.................         (13,065)           24,645           (30,352)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from the sale of common stock.....................           5,153             1,275               444
     Proceeds from exercise of Interspeed options...............           1,342               217                --
     Purchase of treasury stock.................................            (313)           (3,447)               --
     Proceeds from Interspeed's sale of stock, net of offering
       expenses.................................................              --            20,815                --
                                                                     --------------    ---------------    ------------
Cash provided by financing activities...........................           6,182            18,860               444
                                                                     --------------    ---------------    ------------

Increase (decrease) in cash and cash equivalents................         (25,247)           40,023           (19,398)

Cash and cash equivalents, beginning of year....................          48,541             8,518            27,916
                                                                     --------------    ---------------    ------------
Cash and cash equivalents, end of year..........................       $  23,294         $  48,541         $   8,518
                                                                     ==============    ===============    ============

          See accompanying notes to consolidated financial statements.

                                BROOKTROUT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

(A)  DESCRIPTION OF BUSINESS

     Brooktrout, Inc. (the "Company" or "Brooktrout") delivers communications hardware and software products that enable the development of applications ranging from Internet Protocol ("IP") telephony and embedded voicemail to wireless messaging for the new global communications network. The Company sells its products to system vendors, service providers, enterprise customers, original equipment manufacturers ("OEMs"), and value-added resellers ("VARs") through a direct sales force and a two-tiered distribution system. Prior to February 8, 2001, the Company was organized and reported the results of its operations in the following three business segments: Brooktrout Technology, Inc. ("Brooktrout Technology"), Brooktrout Software, Inc. ("Brooktrout Software"), and Interspeed, Inc. ("Interspeed"). These segments were differentiated based upon the products provided to the marketplace, the customers served, and the distribution channels utilized. Two of these segments have been classified as discontinued operations for the years presented in the consolidated financial statements (see note 2). As a result of the discontinuance of the Brooktrout Software and Interspeed segments, the Company's operations consist of one reportable segment, Brooktrout Technology.

(B)  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(C)  DISCONTINUED OPERATIONS

     The consolidated statements of operations for years prior to 2000 have been reclassified to separately report the results of discontinued operations and the results of continuing operations. Disclosures included herein pertain to the Company's continuing operations unless noted otherwise. The amounts in the 1999 balance sheet have not been reclassified to separately state assets and liabilities of discontinued operations (see note 2).

(D)  CASH AND CASH EQUIVALENTS

     Cash equivalents include highly liquid securities with remaining maturities of three months or less at the time of purchase.

(E)  MARKETABLE SECURITIES

     Marketable securities at December 31, 2000 consist of U.S. government notes and bonds, corporate debt and marketable equity securities. The Company classifies its debt and equity securities as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

                                BROOKTROUT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

(E) MARKETABLE SECURITIES (CONTINUED)

     A decline in the market value of an available-for-sale security below cost, which is deemed to be other than temporary, would result in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. There was no such impairment recorded in the statement of operations for any of the periods presented. Dividend and interest income are recognized when earned.

(F)  INVENTORY

     Inventory is carried at the lower of cost or market. Cost is determined using the first-in, first-out method for all inventories.

(G)  EQUIPMENT AND FURNITURE

     Purchased equipment and furniture is recorded at cost. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the related assets (three or five years).

(H)  INVESTMENTS

     Investments consist of equity securities of other high technology companies. Investments in which the Company owns between 20% and 50% of the outstanding voting stock or has the ability to otherwise exercise significant influence, are accounted for under the equity method. Investments in privately held companies, in which the Company owns less than 20% of the outstanding voting stock and cannot otherwise exercise significant influence, are accounted for under the cost method. Investments accounted for under the cost method are recorded at cost and the Company regularly reviews the financial condition of the investee to determine potential impairment of the carrying value.

     The Company adopted a Securities and Exchange Commission Staff Accounting Bulletin No. 51 ("SAB 51") policy to record gains as a result of equity transactions by its subsidiaries in the consolidated statements of operations, except for any transactions which must be credited directly to equity in accordance with the provisions of SAB 51.

(I)  INTANGIBLE ASSETS

     Intangible assets include acquired technology, customer base, trademarks, in-place workforce, and goodwill associated with purchase business combinations. Acquired technology is being amortized on a straight-line basis over 5 to 10 years, while all other intangibles are being amortized over periods of 3 to 5 years. Accumulated amortization at December 31, 2000 and 1999 was $3,727 and $1,940, respectively.

(J)  RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred. The Company incurred no development costs which qualified for capitalization under SFAS No. 86 in any of the periods presented.

                                BROOKTROUT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

(K)  INCOME TAXES

     Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These assets and liabilities are measured using the enacted rates and laws that are expected to be in effect when the differences reverse.

(L)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial instruments held or used by the Company consist of cash, marketable securities, accounts receivable, accounts payable and letters of credit issued under the Company's line of credit (see note 8). Marketable securities are carried at fair value. Management believes that carrying value approximates fair value for all other financial instruments.

(M)  STOCK-BASED COMPENSATION

     The Company applies the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for stock options awards granted to employees. The Company accounts for stock options and awards to non-employees in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," and EITF 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

(N)  EARNINGS PER SHARE

     Basic earnings per common share is computed using the weighted average number of common shares outstanding during each year. Diluted earnings per common share is calculated by dividing net income by the sum of the weighted average number of common shares outstanding, plus all additional common shares that would have been outstanding if potentially dilutive securities had been issued using the treasury method.

     In 2000, the Company is utilizing net income from continuing operations as the "control number" for purposes of determining whether potential common shares are dilutive for all per share calculations in accordance with SFAS 128. As a result, the net loss per share in 2000 includes antidilutive potential common stock in the calculation.

     A reconciliation of weighted average shares used for the basic and diluted computations is as follows:

                                                                      YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------------------------
                                                            2000                 1999                 1998
                                                      -----------------    ------------------    ----------------

Weighted average shares for basic                          11,827,000          10,882,000           10,784,000
Dilutive effect of stock options                              857,000             700,000              699,000
                                                      -----------------    ------------------    ----------------
Weighted average shares for diluted                        12,684,000          11,582,000           11,483,000
                                                      =================    ==================    ================

                                BROOKTROUT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

(O) USE OF ESTIMATES AND CONCENTRATION OF CREDIT RISK

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

     The Company sells its products to various customers in the high technology industry. The Company generally requires no collateral; however, to reduce credit risk, the Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. At December 31, 2000 and 1999, 35% and 10%, respectively, of the Company's accounts receivable were from one customer (see note 13).

(P)  REVENUE RECOGNITION

     Revenue from product sales is recognized upon shipment provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, and the collection is considered probable. The Company provides for estimated costs of warranty repairs at the time of sale of the related product. Revenue from sales to distributors is recognized on a "sell-through" basis, that is, when the distributor reports to the Company that resale of the product has occurred.

(Q)  RECLASSIFICATIONS

     Certain amounts in the 1999 and 1998 consolidated financial statements have been reclassified to conform with the 2000 presentation.

(R)  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivative instruments be recorded on the balance sheet at their fair value. The Company has adopted SFAS 133, as amended by SFAS 137, for the year beginning January 1, 2001. Management has determined that there is no material impact on its results of operations or financial position resulting from the adoption of SFAS 133.

2.   DISCONTINUED OPERATIONS

     On February 8, 2001 (the "measurement date"), the Company's Board of Directors adopted formal plans to discontinue its Brooktrout Software and Interspeed segments. Accordingly, the accompanying consolidated financial statements have been reclassified to present these segments as discontinued operations.

                                BROOKTROUT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


2.   DISCONTINUED OPERATIONS (CONTINUED)

     BROOKTROUT SOFTWARE, INC. - The Company's plan of disposition is to cease new product development, satisfy customer commitments and contractual obligations, and wind down the operations. The estimated net loss on disposal includes the write-off of certain tangible assets, employee severance costs, and recognition of other disposal costs totaling $2,900, and also includes estimated operating losses from the measurement date to the anticipated disposal date of $1,686 (net of applicable income taxes of $1,766). The Company expects to complete the plan of disposal within 12 months of the measurement date.

     At December 31, 2000, assets of Brooktrout Software consisted of accounts receivable, inventory, and equipment and furniture totaling approximately $2,494; and liabilities totaling $6,863 including the estimated operating losses to the anticipated disposal date and other anticipated disposal costs. The net liabilities related to Brooktrout Software as of December 31, 2000 have been classified as part of "Net liabilities of discontinued operations" on the consolidated balance sheets.

     INTERSPEED, INC. - In January 2001, the Board of Directors of Interspeed announced that it was curtailing operations and liquidating the remaining assets for the benefit of creditors. The 2000 loss from discontinued operations includes the Company's share of operating losses up to the amount of its investment, and its commitment under a $2,500 line of credit.

     The estimated net loss on disposal includes amounts the Company expects to incur for legal costs and rent payments related to the Interspeed facility lease, net of a tax benefit of $5,633. Liabilities totaling $1,655, including the remaining commitment of approximately $800 under the line of credit as of December 31, 2000, have been classified as part of "Net liabilities of discontinued operations" on the consolidated balance sheets.

     SUMMARIZED FINANCIAL INFORMATION FOR DISCONTINUED SEGMENTS -

                                                                        YEARS ENDED DECEMBER 31,
                                                       -------------------------------------------------------------
                                                             2000                 1999                  1998
                                                       -----------------    ------------------    ------------------
Revenue:
    Brooktrout Software...........................      $      9,487            $     7,634           $   5,828
    Interspeed....................................             1,149                  5,066                  64
                                                       -----------------    ------------------    ------------------
Total revenue.....................................       $    10,636             $   12,700           $   5,892
                                                       =================    ==================    ==================

Loss from discontinued operations:

    Brooktrout Software, net of income taxes......        $   (4,212)            $   (1,946)         $   (2,218)
    Interspeed, net of income taxes...............           (13,962)                (7,239)             (3,110)
                                                       -----------------    ------------------    ------------------
Net loss..........................................         $ (18,174)             $  (9,185)         $   (5,328)
                                                       =================    ==================    ==================


     The effect on basic and diluted earnings per share for both of these discontinued segments is as follows:

                                                                            YEARS ENDED DECEMBER 31,
                                                         -----------------------------------------------------------
                                                             2000                  1999                  1998
                                                         ---------------     -------------------    ----------------
Discontinued operations loss per common share:
    Basic.......................................             $    (1.37)         $    (0.84)               $     (0.49)
    Diluted.....................................             $    (1.28)         $    (0.79)               $     (0.46)

                                BROOKTROUT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


2.   DISCONTINUED OPERATIONS (CONTINUED)

     The following is a summary of selected assets and liabilities related to discontinued operations that are included in the Company's consolidated balance sheets. The December 31, 2000 balances have been aggregated and reported as "Net liabilities of discontinued operations."

                                                                DECEMBER 31,
                                                     ------------------------------------
                                                           2000                1999
                                                     ------------------    --------------

Cash............................................       $          --         $   14,634
Accounts receivable, net........................               1,050              4,095
Inventory.......................................                 930              4,048
Total assets....................................               2,494             25,329
Total liabilities...............................               8,518              3,401
Net assets (liabilities)........................              (6,024)            21,928

     During 1999, Interspeed sold 2,000,000 shares of its common stock in an initial public offering. Due to the sale of these shares of stock by Interspeed, the Company recorded additional paid-in capital of approximately $7,000, net of deferred tax, reflecting the increase in its investment in Interspeed in accordance with the SAB No. 51 policy. In the offering, the Company sold 1,925,000 shares of Interspeed common stock that it owned. This transaction resulted in a pre-tax gain of $19,900, net of offering related costs, in 1999.

3.   ACQUISITION

      During 1998, the Company acquired the assets and assumed certain liabilities of the Computer Telephony Products ("CTP") business of Lucent Technologies Inc. CTP provides technologies for the voice processing industry and manufactures hardware and software components that connect PCs and LANs with telephone networks. The purchase price was $29,400, paid in cash, plus $1,100 of transaction costs, and the Company assumed certain liabilities aggregating $1,900.

     In connection with this acquisition, the Company recorded a one-time charge of $9,800 in the fourth quarter of 1998 for purchased in-process technology related to seven development projects that had not reached technological feasibility, had no alternative future use, and for which successful development was uncertain. The majority of the acquired projects were completed on time and within the estimates to complete used at the time of the in-process research and development charge, and the resulting products began shipping to customers in 1999.

     Pro forma revenue, net income, and diluted income per share in 1998 would have been $124,176, $4,438, and $0.39, respectively, had this acquisition taken place on January 1, 1998.

4.   MARKETABLE SECURITIES

At December 31, 2000, marketable securities consist of $1,496 in U.S. government notes and bonds, $1,000 of corporate bonds, and $197 of marketable corporate equity securities. Management of the Company has classified all of these securities as available-for-sale. There were no material realized or

                                BROOKTROUT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

4.   MARKETABLE SECURITIES (CONTINUED)

unrealized gains recognized during the year ended December 31, 2000. During the year ended December 31, 1999, the Company realized a gain on the sale of available-for-sale securities of $2,500. During the year ended December 31, 1998, the Company had unrealized losses related to equity securities of $1,885.

5.   INVESTMENTS

     Investments consist of investments in Pelago Networks, Inc. ("Pelago", formerly known as Beacon Networks, Inc.) and Telchemy, Inc. ("Telchemy"), which are accounted for under the equity method. The Company also has one investment recorded under the cost method. The Company's ownership interest in Pelago and Telchemy was 28% and 25%, respectively, as of December 31, 2000.

     During the first quarter of 2000, the Company owned 100% of Pelago and accounted for its investment under the consolidation method. As a result of the subsequent issuance of Pelago shares in an equity financing on June 29, 2000, the Company's ownership percentage in Pelago was reduced to 28%. Accordingly, the Company accounts for its investment under the equity method of accounting beginning in the second quarter of 2000.

6.   INVENTORY

     Inventory is summarized as follows:

                                                                                   DECEMBER 31,
                                                                       --------------------------------------
                                                                             2000                 1999
                                                                       -----------------     ----------------
     Raw materials..........................................            $        3,008        $       4,780
     Work in process........................................                     1,576                  620
     Finished goods.........................................                    15,025                8,802
                                                                       -----------------     ----------------
                         Total..............................            $       19,609         $     14,202
                                                                       =================     ================

7.   EQUIPMENT AND FURNITURE

     Equipment and furniture is summarized as follows:

                                                                                    DECEMBER 31,
                                                                        -------------------------------------
                                                                             2000                 1999
                                                                        ----------------    -----------------

   Computer equipment...............................................     $   9,172            $   9,785
   Furniture and office equipment...................................         8,933                8,628
                                                                       -----------------   ------------------

   Total equipment and furniture....................................        18,105               18,413
   Less accumulated depreciation and amortization...................       (10,531)              (9,694)
                                                                       -----------------   ------------------
      Total equipment and furniture, net............................     $   7,574            $   8,719
                                                                       =================   ==================

                                BROOKTROUT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


8.   BANK LINE OF CREDIT

     The Company has a line of credit with a bank. The Company may borrow up to $10,000 on an unsecured basis, all of which may be used for issuance of letters of credit, subject to compliance with certain covenants. At December 31, 2000, there were no commitments outstanding on letters of credit; and no borrowings have been made during any period presented. Any amounts borrowed under the line of credit would be subject to interest at the lender's prime rate. The line is subject to annual renewal and expires in July 2001.

9.   INCOME TAXES

     The provision for income taxes on continuing operations is as follows:

                                                                     YEARS ENDED DECEMBER 31,
                                                     ----------------------------------------------------------
                                                          2000                  1999                1998
                                                     ----------------      ----------------     ---------------
Federal--current..................................       $   5,785             $  13,798           $   5,973
State--current....................................           1,672                 3,493               1,549
Foreign--current..................................             186                   146                   -
Federal--deferred.................................            (964)                  260              (3,349)
State--deferred...................................             160                   (71)               (900)
Tax benefit of disqualifying dispositions of stock
   options.......................................           1,878                    74                 107
                                                     ----------------      ----------------     ---------------
Total............................................       $   8,717             $  17,700          $    3,380
                                                     ================      ================     ===============

     A reconciliation of the statutory federal rate to the effective tax rate on continuing operations is as follows:

                                                                               YEARS ENDED DECEMBER 31,
                                                                        ----------------------------------------
                                                                          2000          1999            1998
                                                                        ----------    ----------     -----------
Statutory tax rate..............................................             35%           35%            35%
State taxes, net of federal benefit..............................             6             5              5
Equity in loss of affiliates, not tax deductible.................             3            --             --
Foreign sales corporation........................................            (1)           (1)            --
Meals and entertainment..........................................            --            --              1
Research and development credits.................................            (3)           (1)            (4)
                                                                        ----------    ----------     -----------
Effective tax rate...............................................            40%           38%            37%
                                                                        ==========    ==========     ===========

                                BROOKTROUT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


9.   INCOME TAXES (CONTINUED)

     The tax effects of significant items comprising the Company's net deferred tax position as of December 31, 2000 and 1999 are as follows:

                                                                                        DECEMBER 31,
                                                                            -------------------------------------
                                                                                 2000                 1999
                                                                            ---------------       --------------
Deferred Taxes:
Current:
     Reserves and accruals not currently deductible for tax purposes...             $4,643             $  4,773
     Loss on disposal of a business segment............................              2,863                   --
     Other.............................................................                367                  348
                                                                            ---------------       --------------
Current tax assets ....................................................             $7,873             $  5,121
                                                                            ===============       ==============

Long-term assets:
     Purchased research and development, capitalized for tax but expensed
       for book........................................................             $4,928             $  4,371
     Intangible assets, amortization methods...........................                820                   --
     Equipment and furniture, depreciation methods.....................                603                   --
     Other.............................................................                233                   --
Long-term liabilities:
     Unrealized gain on Interspeed investment..........................                 --                4,850
                                                                            ---------------       --------------
Net long-term tax assets (liabilities).................................             $6,584             $   (479)
                                                                            ===============       ==============

     The Company paid cash for income taxes of $8,255, $12,603, and $3,992 in 2000, 1999, and 1998, respectively.

10.  STOCKHOLDERS' EQUITY

     TREASURY STOCK -- On October 1, 1999, the Company's Board of Directors approved the purchase of up to 1,000,000 shares of the Company's common stock for the twelve-month period ending September 30, 2000. Through December 31, 1999, the Company repurchased approximately 248,000 shares for an aggregate cash purchase price of approximately $3,447. The Company's current authorization under its stock repurchase program expired on September 30, 2000.

     STOCK OPTION PLANS -- The Company has four stock option plans, which provide for the grant of options to purchase up to 5,814,000 shares of common stock: the 1984 Stock Incentive Plan (the "1984 Plan"), the 1991 Executive Stock Incentive Plan (the "Executive Plan"), the 1992 Stock Incentive Plan (the "1992 Plan") and the 1999 Stock Incentive Plan (the "1999 Plan"). No further options are being granted under the 1984 Plan and the Executive Plan. Exercise prices are at fair value at the date of grant, in the case of incentive stock options, or at the discretion of the Board of Directors in the case of nonqualified options. Options generally vest over five years for grants prior to June 2000 and over four years for grants made after June 2000. In some instances, vesting can accelerate upon the completion of certain defined milestones set by the Compensation Committee at the date of grant. There have been no option grants at exercise prices different from fair value at the date of grant under these plans.

                                BROOKTROUT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


10. .STOCKHOLDERS' EQUITY (CONTINUED)

         The following is a summary of stock option activity under all option plans:

                                                                                            WEIGHTED AVERAGE
                                                                 NUMBER OF SHARES            EXERCISE PRICE
                                                              -----------------------    ------------------------

     Outstanding at January 1, 1998..................                  1,928,138         $          11.92

         Granted.....................................                    637,625                    14.14
         Exercised...................................                    (53,959)                    3.46
         Expired.....................................                    (20,500)                   11.11
                                                              -----------------------

     Outstanding at December 31, 1998................                  2,491,304                    12.68

         Granted.....................................                    916,925                    13.66
         Exercised...................................                   (126,737)                    4.89
         Expired.....................................                   (222,052)                   18.02
                                                              -----------------------

     Outstanding at December 31, 1999................                  3,059,440                    12.92

         Granted.....................................                  1,009,425                    22.32
         Exercised...................................                 (1,312,254)                   12.47
         Expired.....................................                   (453,691)                   16.22
                                                              -----------------------

     Outstanding at December 31, 2000................                  2,302,920         $          16.80
                                                              =======================


        The following table sets forth information regarding options outstanding at December 31, 2000:

                                                                                                           WEIGHTED
                                                                                                           AVERAGE
                                                 WEIGHTED          WEIGHTED                                EXERCISE
       RANGE OF                                  AVERAGE           AVERAGE             NUMBER             PRICE FOR
       EXERCISE              NUMBER OF           EXERCISE         REMAINING           CURRENTLY           CURRENTLY
        PRICES                 SHARES             PRICE          LIFE (YEARS)        EXERCISABLE         EXERCISABLE

$ 0.20 - $   10.00               247,797       $    6.57                3.86            219,237        $        6.18

 10.06 -     11.81               350,207           11.33                7.96            165,227                11.21

 11.88 -     14.56               409,204           13.80                7.96            132,539                13.57

 14.75 -     16.50               233,723           15.54                8.49             46,483                15.56

 16.63 -     20.25               173,150           18.36                8.11             54,850                18.30

 20.63 -     20.63               589,937           20.63                9.47             86,952                20.63

 21.00 -     33.06               247,402           26.19                8.27             73,859                24.62

 33.69 -     44.63                51,500           38.55                9.54                250                33.75

-----------------------   -----------------    -------------    ---------------    ----------------    -----------------

$ 0.20 - $   44.63               2,302,920     $   16.80                8.04            779,397        $       13.28
=======================   =================    =============    ===============    ================    =================

                                BROOKTROUT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


10.  STOCKHOLDERS' EQUITY (CONTINUED)

     At December 31, 1999 and 1998, options to purchase 1,675,807 and 1,381,237 shares, respectively, were exercisable.

     As described in note 1, the Company uses the intrinsic value method to measure compensation expense associated with grants of stock options or awards to employees. Had the Company used the fair value method to measure compensation, reported net income and earnings per share would have been as follows:

                                                                      YEARS ENDED DECEMBER 31,
                                                     ------------------------------------------------------------
                                                           2000                 1999                  1998
                                                     -----------------    ------------------    -----------------


Income from continuing operations                    $      7,145         $       23,779        $        3,079

Basic income per common share                                0.60                   2.19                  0.29

Diluted income per common share                              0.56                   2.05                  0.27

     For purposes of determining the disclosure required by SFAS No. 123, the fair value of options on their grant date is measured using the Black/Scholes option-pricing model. Key assumptions used to apply this pricing model were as follows:

                                                                          YEARS ENDED DECEMBER 31,
                                                               ------------------------------------------------
                                                                    2000              1999             1998
                                                               ---------------    --------------    -----------

     Risk-free interest rate                                        4.9%              6.2%             4.5%
     Expected life of option grants (years)                         4.7                5.0             5.0
     Expected volatility of underlying stock                        121%               76%              73%

     The estimated weighted average fair value of option grants made during 2000, 1999, and 1998 was $17.80, $9.03, and $8.91, respectively, per option.

     STOCK PURCHASE PLAN -- The Company's 1992 Employee Stock Purchase Plan (the "Purchase Plan") provides for sales to participating employees of up to an aggregate of 287,500 shares of common stock, at prices that are not less than 85% of the fair market value on the beginning or ending date of the six month offering period, whichever is lower. Shares of common stock totaling 205,061 had been issued to employees under the Purchase Plan through December 31, 2000.

     The estimated weighted average fair value per share of grants made under the Purchase Plan during 2000, 1999, and 1998, was $5.55, $4.54, and $3.46, respectively, computed using the assumptions described above, with an expected life of 6 months for the option feature present in the Purchase Plan.

     RESERVED SHARES -- The Company has reserved 3,588,511 shares of common stock for issuance upon the exercise of stock options and the purchase of stock under the Purchase Plan.

                                BROOKTROUT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

10.  STOCKHOLDERS' EQUITY (CONTINUED)

     NOTES RECEIVABLE - OFFICERS -- On March 3, 2000, the Board of Directors approved a program under which executive officers of the Company financed the exercise price of stock options totaling $11,836 in exchange for non-recourse promissory notes. The notes do not bear interest, become due and payable in full no later than the expiration of the remaining term of the option, and provide for automatic repayment upon the sale of the common stock that is the subject of a note or within 90 days following the termination of the executive officer's employment with the Company.

11.  PURCHASE OF IN-PROCESS RESEARCH AND DEVELOPMENT

     The Company recorded a one-time charge of $2,550 in 2000 for the purchased research and development rights in STS-1 technology, which has not yet reached technological feasibility, has no alternative future use, and for which successful development is uncertain.

     The Company expects to complete this project by December 31, 2001, and expects to benefit from this technology in 2002. The remaining efforts to complete this project consist of the completion of the design of the hardware platform and software development. The costs to complete this project are expected to be in the range of $1,000 and $1,500. Some of the risks and uncertainties inherent in the estimated costs to complete and the attainment of completion, include the difficulty of predicting the duration of product development and the risks that changes in the product requirements will result in unexpected redesign activity.

12.  RETIREMENT PLANS

The Company has a 401(k) retirement plan available to qualified employees. Employees are allowed to contribute up to 18% of their salary to the plan. The Company matches participant contributions equal to 25% per dollar contributed, up to a maximum of 6% of a participant's salary. The Company contributed $346, $314, and $209 to this plan in 2000, 1999, and 1998, respectively.

13.   SEGMENT REPORTING

     Prior to its February 8, 2001 decision to discontinue its Brooktrout Software and Interspeed segments, the Company was organized and reported the results of its operations in the following three business segments: Brooktrout Technology, Brooktrout Software and Interspeed. As a result of its decision to discontinue Brooktrout Software and Interspeed, the Company's continuing operations represent one reportable segment. The remaining segment, Brooktrout Technology, provides enabling technologies for customers to deliver voice, fax and data solutions for the electronic communications market. Information relating to Brooktrout Software and Interspeed is presented in note 2.

     PRODUCTS -- Brooktrout Technology's products are sold for applications in the New Network(TM) and for applications in Today's Network. Today's Network involves core technologies and platforms that are primarily used in business premise products such as fax, LanFax, and voice mail. The New Network involves applications that allow data, voice and fax information to be distributed using packet-based data networks, such as the Internet, for portions of the transmission and also allows information to be distributed using the traditional circuit-switched telephone network. In 2000, the products sold for applications in the New Network accounted for approximately 60% of total revenue as compared to 45% of total revenue for the year ended December 31, 1999.

                                BROOKTROUT, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

13.   SEGMENT REPORTING (CONTINUED)

     MAJOR CUSTOMER -- One customer accounted for 22%, 14%, and 24% of revenue for the years ended December 31, 2000, 1999 and 1998, respectively.

INTERNATIONAL SALES -- INTERNATIONAL SALES, PRINCIPALLY EXPORTS FROM THE UNITED STATES, ACCOUNTED FOR APPROXIMATELY 16%, 23%, AND 20% OF REVENUE FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998 RESPECTIVELY.

14. COMMITMENTS AND CONTINGENCIES

     LITIGATION -- In October 2000, several shareholder class action complaints were filed in the United States District Court for the District of Massachusetts by certain shareholders of Interspeed and of the Company. Certain of the complaints name, among others, the Company and certain of its current directors and certain current and former officers as defendants. The lawsuits were filed after Interspeed's October 6, 2000 announcement that it would be restating its unaudited financial results for certain prior quarters of its fiscal year 2000. The complaints include allegations that the Company or certain of its officers and directors participated in and approved the issuance of the financial statements of Interspeed, that defendants are "controlling persons" of Interspeed, and that the defendants made false or misleading statements regarding the Company's own consolidated financial results. The plaintiffs are seeking unspecified damages. The Company, although defending these actions vigorously, cannot reasonably estimate the impact, if any, on the consolidated financial position or results of operations.

     In addition, the Company is a party to a number of legal actions that have arisen in the normal course of business. The Company, taking into account advice of counsel, does not believe the eventual outcome of these matters will have a material effect on the Company's consolidated financial condition or results of operations.

     OPERATING LEASES--The Company has various operating lease commitments for office and manufacturing facilities expiring through October 2006. Some of the leases contain renewal options ranging from 3 to 10 years.

     Rent expense under all operating leases aggregated $2,058, $1,585, and $1,473 for each of the years ended December 31, 2000, 1999, and 1998, respectively.

     MINIMUM LEASE PAYMENTS UNDER NON-CANCELABLE OPERATING LEASES

        Years Ending December 31,
                  2001...........................................................  $    2,491
                  2002...........................................................       2,597
                  2003...........................................................       2,527
                  2004...........................................................       2,427
                  2005...........................................................       1,784
                                                                                        1,060
                  Thereafter.....................................................  ----------

                                                                                   $   12,886
                           Total.................................................  ==========

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following information has been reclassified to exclude the results of Brooktrout Software and Interspeed, both discontinued in February 2001 (see note
2).

                                                       First           Second            Third            Fourth
                                                      Quarter          Quarter          Quarter           Quarter
                                                   --------------  ----------------  ---------------  ----------------
2000
Revenue........................................    $     33,469    $      37,024     $       38,684   $       32,571
Gross profit...................................          20,532           24,076             24,290           19,925
Income from continuing operations..............           3,688            4,520              3,838              864
Net income (loss)..............................             350            1,502             (2,155)          (3,048)
Income (loss) per common share:
    Continuing operations, basic...............    $       0.33    $        0.38     $         0.32   $         0.07
    Continuing operations, diluted.............            0.30             0.35               0.29             0.07
    Net income (loss), basic...................            0.03             0.13              (0.18)           (0.25)
    Net income (loss), diluted.................            0.03             0.12              (0.16)           (0.25)

1999
Revenue........................................    $     30,009    $      31,234     $       31,523   $       35,270
Gross profit...................................          18,298           19,145             20,206           22,125
Income from continuing operations..............           3,137            3,286             13,071            8,845
Net income (loss)..............................           1,584            (109)             10,664            7,015
Income (loss) per common share:
    Continuing operations, basic...............    $       0.29    $        0.30     $         1.19   $         0.82
    Continuing operations, diluted.............            0.28             0.28               1.11             0.77
    Net income (loss), basic...................            0.15            (0.01)              0.97             0.65
    Net income (loss), diluted.................            0.14            (0.01)              0.91             0.61

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Brooktrout, Inc.:

     We have audited the accompanying consolidated balance sheets of Brooktrout, Inc. and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche LLP
Boston, Massachusetts
February 8, 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This Annual Report contains certain statements that are "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995 and releases issued by the Securities and Exchange Commission. The words "believes," "expects," "anticipates," "intends," "estimates" and other expressions that are predictions of or indications of future events and trends and that do not relate to historical matters, identify forward-looking statements. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brooktrout, Inc. (the "Company" or "Brooktrout"), which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on information, plans, and estimates at the date of this document and the Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

     The future operating results and performance trends of the Company may be affected by a number of factors, including, without limitation, risks related to the following: (i) the uncertainties associated with shareholder litigation pending against the Company; (ii) the Company's historical dependence on a small number of customers; (iii) market growth, market acceptance of the Company's products and product demand; (iv) rapid changes in technology and the evolution of the telecommunications hardware and software market; and (v) the impact of competition. In addition to the foregoing, the Company's actual future results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth herein and in the Company's various filings with the Securities and Exchange Commission and of changes in general economic conditions and changes in the assumptions used in making such forward-looking statements.

INTRODUCTION

     Brooktrout delivers communications hardware and software products that enable the development of applications ranging from Internet Protocol ("IP") telephony and embedded voicemail to wireless messaging for the new global telecommunications network. The Company's strategy is to collaborate with its partners to help them increase existing business, expand into new markets and accelerate the delivery of new applications and services. The Company sells its products to system vendors, service providers, enterprise customers, original equipment manufacturers ("OEMs"), and value-added resellers ("VARs"), both domestically and internationally, through a direct sales force and a two-tiered distribution system.

    The rapid evolution of the world's telecommunications systems has created important market opportunities for the Company. One opportunity involves core technologies and platforms that are primarily used in business premise products such as fax, LanFax, and voice mail - Today's Network. Another opportunity - the New Network(TM) - is the result of the global investments that are being made to expand the capabilities of today's communications networks. These new capabilities allow data, voice and fax information to be distributed using packet-based data networks, such as the Internet, for portions of the transmission and also allow such information to be distributed using the traditional circuit-switched telephone network.

    Strategic acquisitions have also contributed to the Company's growth. On December 17, 1998, the Company acquired the assets and assumed certain liabilities of the Computer Telephony Products ("CTP") business of Lucent Technologies Inc. ("Lucent"). The CTP business provides technologies for the voice processing industry and manufactures hardware and software components that connect PCs and Local Area Networks ("LANs") with telephone networks.

    Prior to February 8, 2001, the Company was organized and reported the results of its operations in three operating segments, Brooktrout Technology, Inc. ("Brooktrout Technology"), Brooktrout Software, Inc. ("Brooktrout Software"), and Interspeed, Inc. ("Interspeed"). On February 8, 2001, the Company's Board of Directors adopted formal plans to discontinue its Brooktrout Software and Interspeed segments. Accordingly, the Company has reclassified the accompanying consolidated financial statements to reflect the discontinuance of these two segments. (See note 1(c) and note 2 to the consolidated financial statements). The following discussion focuses on the Company's results from continuing operations; the historical information presented has been revised to conform to the reclassified consolidated financial statement presentation.

YEARS ENDED DECEMBER 31, 2000 AND 1999
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     Revenue during the year ended December 31, 2000 increased by approximately 11% to $141,748, up from $128,036 for the year ended December 31, 1999. The majority of the growth was generated by sales of products for the New Network, including TRxStreamtm Series products and switching and access products. In 2000, the products sold for application in the New Network accounted for approximately 60% of total revenue as compared to 45% of total revenue for the same period in 1999. The Company believes that its customers will continue to utilize its products for New Network applications and as a result future revenue related to Today's Network applications may decrease. Revenue from one customer was approximately 22% of revenue in the current year compared to 14% in the prior year. Changes in this customer's demand for the Company's products and changes in this customer's business environment could affect the Company's future revenue.

     Cost of product sold was $52,925, or 37% of revenue, for the year ended December 31, 2000, compared to $48,262, or 38% of revenue, for the year ended December 31, 1999. The gross profit percentage was approximately 63% and 62% for the years ended December 31, 2000 and 1999, respectively. The increase in the gross profit percentage was directly attributable to the increase in sales of TRxStream Series products for the New Network, which have higher profit margins, and the decrease in sales of voice mail systems for Today's Network, which have lower profit margins.

     Research and development expense was $23,508 or 17% of revenue, compared with $19,236 or 15% of revenue, for the years ended December 31, 2000 and 1999, respectively. The dollar increase is primarily attributable to increases in staffing related expenses. The Company's continuing development efforts are focused on its switching and access products that allow customers to create the infrastructure to support the New Network; messaging products that allow integration of voice, fax and e-mail into one location; and IP telephony products. The Company intends to continue to commit significant resources to product development.

     On September 29, 2000, the Company acquired rights to certain in-process technology that, upon completion, is intended to result in a single CompactPCI circuit board that will provide an STS-1 interface that is capable of handling 28 T1 links (672 voice channels) and echo cancellation. The

Company recorded a one-time charge of $2,550 for the purchased research and development rights in the STS-1 project, which has not yet reached technological feasibility, has no alternative future use, and for which successful development is uncertain.

     Selling, general and administrative expense was $39,921 or 28% of revenue, compared with $36,882 or 29% of revenue, for the years ended December 31, 2000 and 1999, respectively. The expense increase is related primarily to staffing increases along with expenses related to the Company's partner marketing program.

     For the year ended December 31, 2000, other expense was $1,217 compared to other income of $22,383 for the year ended December 31, 1999. This decrease was primarily related to the net gain on investment activity of $21,738 in 1999, as a result of the sale of 1,925,000 shares of common stock of Interspeed by the Company in connection with Interspeed's initial public offering and a gain in 1999 of $2,500 from the sale of marketable securities. During 2000, the Company recognized equity in loss of affiliates of $3,298 related to its investments in Pelago Networks, Inc. ("Pelago Networks") and Telchemy, Inc. ("Telchemy"). In addition, interest and other income was $2,081 compared with $645 for the same period in 1999, reflecting higher cash balances available for investment as a result of the sale by the Company of Interspeed's common stock.

     The Company's effective tax rate on continuing operations was 40% for the year ended December 31, 2000. The effective rate is greater than the 38% effective rate in 1999 and is greater than the statutory rate in part due to non-deductible equity in loss of affiliates recognized in 2000.

YEARS ENDED DECEMBER 31, 1999 AND 1998
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     Revenue during the year ended December 31, 1999 increased by approximately 35%, to $128,036, up from $94,959 in 1998. The majority of this growth was attributable to the increased sales in voice technology products driven by the acquisition of CTP. The voice technology products generated revenue of approximately $37,000 in 1999. In addition, the NetAccess brand Primary Rate ISDN telephone network interface product revenue increased. These increases in revenue were partially offset by a decline in voice mail systems sold.

     Cost of product sold was $48,262, or 38% of revenue, in 1999, compared to $38,037 or 40% of revenue, in 1998. The gross profit percentage was 62% for 1999 as compared to 60% for 1998. The increase in the gross profit percentage was primarily generated by the increase in voice technology products sold and the corresponding profit that was generated from these higher margin products. These higher margin products replaced the margin lost on the decline in the lower margin voice mail systems sold.

     Research and development expense was $19,236, or 15% of revenue, in 1999, compared with $13,565, or 14% of revenue, in 1998. The Company intends to continue to commit significant resources to product development. The Company's continuing development efforts were focused on computer telephony software development tools, the next generation of Primary Rate ISDN telephone network interface products, the TR Series product family, as well as the Brooktrout Open Systems Telephony Architecture ("BOSTon").

     On December 17, 1998, the Company recorded a charge of $9,786, representing the portion of the purchase price of the acquisition of CTP allocated to in-process research and development efforts as of the date of acquisition.

     Selling, general and administrative expense was $36,882 or 29% of revenue in 1999, compared with $26,420 or 28% of revenue in 1998. This higher expense level resulted from the inclusion of CTP, together with increased staffing, promotional activities and travel related expenses.

     The Company recorded a net gain on investment activity of $21,738 in 1999, representing a gain of $19,900, net of offering related costs, on the sale of 1,925,000 shares of common stock of Interspeed by the Company associated with Interspeed's initial public offering, a gain of $2,500 from the sale of marketable securities, and a loss of $655 representing the book value of a separate investment that was written off during the year.

     Interest and other income was $645 in 1999, compared with $1,890 in 1998. This decrease is due to less cash available for investment.

     The Company's effective tax rate was 38% in 1999. During 1998 the effective tax rate was 37%.

LIQUIDITY AND CAPITAL RESOURCES
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     For the year ended December 31, 2000, the Company funded its operations principally through operating revenue. Working capital decreased to $52,344 at December 31, 2000 from $65,131 at December 31, 1999, primarily due to decreases in cash at Interspeed. At December 31,1999, Interspeed's cash balance was approximately $14,600 and as of December 31, 2000 the cash had been completely utilized by Interspeed to fund its operations. Cash used in operating activities for the year ended December 31, 2000 was $18,364 and was primarily used to fund Interspeed operating losses and to increase inventory.

      During 1999, Interspeed sold 2,000,000 shares of its common stock in an initial public offering. Due to the sale of these shares of stock by Interspeed, the Company recorded additional paid-in capital of approximately $7,000, net of deferred tax, reflecting the increase in its investment in Interspeed in accordance with the SAB No. 51 policy. In the offering, the Company sold 1,925,000 shares of Interspeed common stock that it owned. This transaction resulted in a pre-tax gain of $19,900, net of offering related costs in 1999. These transactions generated approximately $42,200 of cash in 1999.

     On October 1, 1999, the Company's Board of Directors approved the purchase of up to 1,000,000 shares of the Company's common stock for the twelve-month period ending September 30, 2000. Through December 31, 1999, the Company repurchased approximately 247,000 shares for an aggregate cash purchase price of approximately $3,447. The Company's current authorization under its stock repurchase program expired on September 30, 2000.

     On June 29, 2000, Pelago Networks (formerly known as Beacon Networks) completed an equity financing transaction in which the Company and outside investors purchased Pelago Networks Series A Preferred Stock. The Company invested approximately $2,500 in this financing and is no longer the controlling shareholder of Pelago Networks. The Company has no future contractual commitments to fund operations of Pelago Networks or participate in additional financing rounds. The Company also separately invested $1,000 each in two other privately held companies.

     In August 2000, the Company renewed its working capital line of credit. Under the renewed line of credit, the Company may borrow up to $10,000 on an unsecured basis, all of which may be used for issuance of letters of credit, subject to compliance with certain covenants. The line of credit expires in July 2001 and at that time any outstanding balances are payable in full. Any amounts borrowed under this line of credit are subject to interest at the lender's prime rate. At December 31, 2000, there were no commitments outstanding on letters of credit; and no borrowings have been made in the past three years.

     During 2000, 1999, and 1998, the Company purchased approximately $4,900, $3,500, and $3,800 respectively, in equipment. The Company currently has no material commitments for additional capital expenditures.

     The pricing of the Company's products and costs of its goods are generally determined by current market conditions. Market conditions can be impacted by inflation; however, the Company believes that inflation has not had a significant effect on its operations to date.

     The Company has operating lease commitments for its office and manufacturing facilities expiring through 2006. Certain lease agreements require the Company to pay all of the building's taxes, insurance and maintenance costs.

     The Company anticipates that cash flows from continuing operations, together with current cash and marketable securities balances and funds available under the Company's line of credit, will be sufficient to meet the Company's working capital and capital equipment expenditure requirements for the next twelve months. As discussed in the notes to the consolidated financial statements, several shareholder class action complaints have been filed against the Company. The Company cannot reasonably estimate the impact that these actions may have on its liquidity and capital resources.

RISK FACTORS

THE COMPANY'S OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND CAUSE THE COMPANY'S STOCK PRICE TO BE VOLATILE, WHICH COULD CAUSE THE VALUE OF YOUR INVESTMENT TO DECLINE.

     The Company's operating results are likely to fluctuate in the future due to a variety of factors, many of which are outside of its control. If the Company's operating results do not meet the expectations of securities analysts, the trading price of the Company's common stock could significantly decline. This may cause the value of your investment in the Company to decline. In addition, the value of your investment could be impacted by investor perception of the Company's industry or its prospects generally, independent of the operating performance of the Company. Some of the factors that could affect the Company's operating results or impact the market price of the common stock include:

o the Company's ability to develop, manufacture, market and support its products and product enhancements;

o the timing and amount of orders for the Company's products, which are generally weighted more heavily toward the last month of each quarter;

o    cancellation or rescheduling of orders for the Company's products;

o the Company's ability to hire, train and retain key management, sales and marketing and engineering personnel;

o announcements or technological innovations by the Company's competitors or in competing technologies;

o the Company's ability to obtain sufficient supplies of sole or limited source components for the Company's products;

o conditions in the domestic or global economy generally, and in the telecommunications industry specifically;

o    a decrease in the demand for the Company's stock;

o    a decrease in the average selling prices of the Company's products;

o    changes in costs of components that the Company includes in its products;
     and

o the mix of products that the Company sells and the mix of distribution channels through which they are sold.

     Due to these and other factors, revenue, expenses and results of operations could vary significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance.

THE OUTCOME OF THE PENDING SHAREHOLDER CLASS ACTIONS IS UNCERTAIN AND MAY BE COSTLY TO DEFEND AND MAY SIGNIFICANTLY DIVERT MANAGEMENT'S TIME AND ATTENTION.

     In October 2000, several shareholder class action complaints were filed by certain shareholders of Interspeed and the Company naming, among others, the Company and certain of its current and former officers and certain of its directors as defendants. The lawsuits were filed after Interspeed's October 6, 2000 announcement that it would be restating its unaudited financial results for certain prior quarters of its fiscal year 2000. The plaintiffs are seeking unspecified damages. Though the Company is vigorously defending these actions, the Company cannot provide any assurances as to the outcome of this securities litigation. The cost of defending any litigation or other proceeding, even if resolved in the Company's favor, could be substantial. Such litigation could also substantially divert management's attention and the Company's resources in general. Uncertainties resulting from the initiation and continuation of this litigation or other proceedings could harm the Company's ability to compete in the marketplace and could contribute to the volatility of the Company's stock price. Any conclusion of this litigation in a manner adverse to the Company may have a material adverse effect on the Company's business, financial condition, and results of operations.

THE COMPANY HAS HISTORICALLY DERIVED THE MAJORITY OF ITS REVENUE FROM A SMALL NUMBER OF CUSTOMERS.

     The Company's failure to generate as much revenue as expected from these customers or the failure of these customers to purchase the Company's products would seriously harm the Company's business. Accordingly, present and future customers may terminate their purchasing arrangements with the Company, significantly reduce or delay their orders or seek to renegotiate their agreements on terms less favorable to the Company. Furthermore, in any future negotiations, the Company may be subject to the perceived or actual leverage the customers may have given their relative size and importance to the Company. Any termination, change, reduction or delay in orders could seriously harm the Company's business, financial condition and results of operations. Accordingly, unless and until the Company can diversify and expand its customer base, the Company's future success will significantly depend upon the timing and size of future purchases by the Company's largest customers and the financial and operational success of these customers.

     The loss of any one of the Company's major customers or the delay of significant orders from such customers, even if only temporary, could reduce or delay the Company's revenue, harm the Company's reputation in the industry and reduce the Company's ability to accurately predict cash flow, and, as a consequence, could seriously harm the Company's business, financial condition and results of operations.

THE COMPANY'S MARKETS ARE HIGHLY COMPETITIVE, AND THE COMPANY MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS AND ESTABLISHED COMPANIES WITH GREATER RESOURCES.

     The market for telecommunications equipment is highly competitive. If the Company is unable to differentiate its products from existing and future offerings of its competitors, and, thereby, effectively compete in the market for telecommunications equipment, the Company's results of operations could be materially adversely affected. Many of the Company's current and potential competitors have significantly greater selling and marketing, technical, manufacturing, financial, and other resources. Moreover, the Company's competitors may have greater access to components necessary to manufacture their products. The strength and capabilities of the Company's competitors may be increased as a result of the trend toward consolidation in the telecommunications market. Capitalizing on and maintaining the Company's technological advantage will require a continued high level of investment in research and development, marketing and customer service and support. Due to the rapidly evolving markets in which the Company competes, additional competitors with significant market presence and financial resources may enter those markets, thereby further intensifying competition. The Company may not have sufficient resources to continue to make the investments or achieve the technological advances necessary to compete successfully with existing competitors or new entrants.

INTERNAL DEVELOPMENT EFFORTS BY THE COMPANY'S CUSTOMERS MAY ADVERSELY AFFECT DEMAND FOR ITS PRODUCTS.

     Many of the Company's customers, including the large OEMs on which the Company focuses a significant portion of its sales and marketing efforts, have the technical and financial ability to design and produce components replicating or improving on the functionality of most of the Company's products. These customers often consider in-house development of technologies and products as an alternative to doing business with the Company. For example, during 1999, Lucent designed a product that has largely replaced the Merlin Legend Mail and Partner Mail products previously manufactured by the Company. As a result, sales of these products are now limited to field replacement units and repairs. The Company cannot assure that its existing customers or potential customers will do business with the Company, rather than attempting to develop similar technology and products internally or obtaining them through acquisition. The Company cannot be certain that it will be able to find customers to replace the revenue lost as a result of customers developing technologies or products in-house. Any such occurrence could have a material adverse effect on the Company's business, financial condition or results of operations.

UNLESS THE COMPANY IS ABLE TO KEEP PACE WITH THE EVOLUTION OF THE
TELECOMMUNICATIONS HARDWARE AND SOFTWARE MARKET, THE COMPANY'S BUSINESS MAY BE ADVERSELY IMPACTED.

     The telecommunications hardware and software market is characterized by:

o    rapid technological advances:

o    evolving industry standards;

o    changes in customer requirements;

o    frequent new product introductions;

o    intense competition; and

o    evolving offerings by telecommunications service providers.

     The Company believes that its future success will depend, in part, on its ability to offer products that address the sophisticated and varied needs of its current and prospective customers and to respond to technological advances and evolving industry standards on a timely and cost-effective basis. The Company intends to continue to invest significantly in product and technology development. The development of new or enhanced products is a complex and uncertain process. The Company may experience design, manufacturing, marketing and other difficulties that could delay or prevent its development, introduction or marketing of new products and enhancements. The Company may also not be able to incorporate new technologies on a cost-effective or timely basis. This may result in unexpected expenses. The introduction of new or enhanced products also requires that the Company manage the transition from older products so as to minimize the disruption to customers and ensure that adequate supplies of new products can be delivered to meet anticipated customer demand. The Company's inability to develop on a timely basis new products or enhancements to existing products, or the failure of such new products or enhancements to achieve market acceptance, could have a material adverse effect on the Company's business, financial condition and results of operations.

THE COMPANY'S DEPENDENCE ON SOLE AND SINGLE SOURCE SUPPLIERS AND INDEPENDENT MANUFACTURERS EXPOSES IT TO SUPPLY INTERRUPTIONS THAT COULD RESULT IN PRODUCT DELIVERY DELAYS.

     Although the Company generally uses standard parts and components for its products, some key components are purchased from sole or single source vendors for which alternative sources are not currently available or are difficult to obtain. The Company's inability to obtain sufficient quantities of these components may result in future delays or reductions in product shipments that could materially adversely affect its business, financial condition and results of operations. The Company currently purchases proprietary components from a number of suppliers for which there are no direct substitutes. These components could be replaced with alternatives from other suppliers, but that could involve redesign of the Company's products. If such redesign was required, the Company would incur considerable delay and expenses. The Company currently enters into purchase orders with its suppliers for materials based on forecasts of need, but has no guaranteed supply arrangements with these suppliers.

     In addition, the Company currently uses a number of independent manufacturers to manufacture printed circuit boards, chassis and subassemblies in accordance with the Company's design and specification. The Company's reliance on independent manufacturers involves a number of risks, including the potential for inadequate capacity, unavailability of, or interruptions in access to, process technologies, and reduced control over delivery schedules, manufacturing yields and costs. If the Company's manufacturers are unable or unwilling to continue manufacturing its components in required quantities or to the Company's quality expectations, the Company will have to transfer manufacturing to acceptable alternative manufacturers that it has identified, which could result in significant delays in shipment of products to customers. Moreover, the manufacture of these components is extremely complex, and the Company's reliance on the suppliers of these components exposes it to potential production difficulties and quality variations, which could negatively impact the cost and timely delivery of its products. The Company currently enters into purchase orders with independent manufacturers of materials based on forecasts of need, but has no guaranteed arrangements with these manufacturers. Any significant interruption in the supply, or degradation in the quality, of any component would have a material adverse effect on the Company's business, financial condition and results of operations.

DEFECTS IN THE COMPANY'S PRODUCTS OR PROBLEMS ARISING FROM THE USE OF ITS PRODUCTS MAY SERIOUSLY HARM ITS BUSINESS AND REPUTATION.

     Products as complex as the Company's may contain known and undetected errors or performance problems. Defects are frequently found during the period immediately following introduction and initial implementation of new products or enhancements to existing products. Although the Company attempts to resolve all errors that it believes would be considered serious by its customers before implementation, the Company's products may not be error-free. The Company also provides warranties against defects in materials and workmanship on its products that range, depending on the product, generally from twelve months to five years. However, errors or performance problems could result in lost revenue or customer relationships and could be detrimental to the Company's business and reputation generally. Additionally, reduced market acceptance of the Company's services due to errors or defects in its technology would harm its business by reducing its revenue and damaging its reputation. In addition, the Company's customers generally use its products together with their own products and products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause the Company to incur significant warranty and repair costs, divert the attention of its engineering personnel from the Company's product development efforts and cause significant customer relations problems. To date, defects in the Company's products or those of other vendors' products with which its products are used by its customers have not had a material adverse effect on its business. However, the Company cannot be certain that a material adverse effect will not occur in the future.

CHANGES TO REGULATIONS AFFECTING THE TELECOMMUNICATIONS OR INTERNET INDUSTRIES COULD REDUCE DEMAND FOR THE COMPANY'S PRODUCTS OR INCREASE ITS COSTS.

     Laws and regulations governing telecommunications, electronic commerce and the Internet are beginning to emerge, but remain largely unsettled, even in the areas where there has been some legislative action. Regulation may focus on, among other things, assessing access or settlement charges, or imposing tariffs or regulations based on the characteristics and quality of products and services, either of which could restrict the Company's business or increase its cost of doing business. Any changes to existing laws or the adoption of new regulations by federal or state regulatory authorities or any legal challenges to existing laws or regulations relating to the telecommunications industry could materially adversely affect the market for the Company's products. Moreover, the Company's VARs or other customers may require, or the Company may otherwise deem it necessary or advisable, that the Company alter its products to address actual or anticipated changes in the regulatory environment. The Company's inability to alter its products or address any regulatory changes could have a material adverse effect on its business, financial condition or results of operations.

PROVISIONS IN THE COMPANY'S CHARTER AND BY-LAWS MAY DISCOURAGE TAKEOVER ATTEMPTS AND, THUS, DEPRESS THE MARKET PRICE OF THE COMMON STOCK.

     Provisions in the Company's Charter may have the effect of delaying or preventing a change of control or changes in the Company's management or Board of Directors. These provisions include:

o right of the Board of Directors, without stockholder approval, to issue shares of preferred stock and to establish the voting rights, preferences, and other terms thereof;

o the right of the Board of Directors to elect a director to fill a vacancy created by the expansion of the Board of Directors;

o the ability of the Board of Directors to alter the Company's by-laws without prior stockholder approval;

o the election of three classes of directors to each serve three year staggered terms;

o    the elimination of stockholder voting by consent;

o    the removal of directors only for cause;

o the vesting of exclusive authority in the Board of Directors (except as otherwise required by law) to call special meetings of stockholders; and

o certain advance notice requirements for stockholder proposals and nominations for election to the Board of Directors.

     These provisions discourage potential takeover attempts and the ability of stockholders to change management and the Board of Directors. These anti-takeover measures could adversely affect the market price of the Company's common stock. In addition, even if you desired to participate in a tender offer, change of control or takeover attempt of the Company that the Company's management and Board of Directors opposed, these provisions may prevent you from doing so.

LIMITATIONS ON THE COMPANY'S ABILITY TO ADEQUATELY PROTECT ITS PROPRIETARY RIGHTS MAY PREVENT IT FROM RETAINING ITS COMPETITIVE ADVANTAGE AND NEGATIVELY IMPACT ITS FUTURE OPERATING RESULTS.

     The Company's success and its ability to compete are dependent, in part, upon its proprietary technology. Taken as a whole, the Company believes its intellectual property rights are significant and any failure to adequately protect the unauthorized use of its proprietary rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. The Company relies upon a combination of trademark law, trade secret protections, copyright law and confidentiality agreements with consultants and third parties to protect its proprietary rights. Notwithstanding its efforts, third parties may infringe or misappropriate the Company's proprietary rights. In addition, each employee of the Company has executed a proprietary information agreement designed to protect the trade secrets of the Company, inventions created in the course of employment with the Company and other proprietary information of the Company. Moreover, effective trademark, copyright or trade secret protections may not be available in every country in which the Company operates or intends to operate to the same extent as the laws of the United States. Also, it may be possible for unauthorized third parties to copy or reverse engineer aspects of the Company's products, develop similar technology independently or otherwise obtain and use information that it regards as proprietary. Furthermore, detecting unauthorized use of the Company's proprietary rights is difficult. Litigation may be necessary in the future to enforce the Company's proprietary rights. Such litigation could result in the expenditure of significant financial and managerial resources and could have a material adverse effect on the Company's future operating results.

INTELLECTUAL PROPERTY CLAIMS AGAINST THE COMPANY CAN BE COSTLY AND NEGATIVELY IMPACT THE COMPANY'S BUSINESS.

     In the telecommunications business, there is frequent litigation based on allegations of patent infringement. As the number of entrants in the Company's market increases and the functionality of its products is enhanced and overlaps with the products of other companies, the Company may become subject to claims of infringement or misappropriation of the intellectual property rights of others. As a result, from time to time, third parties may claim exclusive patent or other intellectual property rights to technologies that the Company uses. In April 2000, the Company entered into a settlement agreement in connection with such litigation. Although the Company believes that it does not face material liability related to infringement of the intellectual property of others, any claims asserting that the Company's products infringe or may infringe proprietary rights of third parties, if determined adversely to the Company, could have a material adverse effect on its business, financial condition or results of operations. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of the Company's engineering and management personnel, cause delays in product shipments or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse affect upon the Company's operating results. If any legal action claiming patent infringement is commenced against it, the Company cannot assure you that it would prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. In addition, the Company may be required to obtain a license or royalty agreement under the intellectual property rights of those parties claiming the infringement. In the event a claim against the Company was successful, and it could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, the Company may be unable to market its affected products. This could have a material adverse effect on the Company's business, financial condition and results of operations.

CERTAIN OF THE COMPANY'S PRODUCTS DEPEND UPON THE CONTINUED AVAILABILITY OF LICENSED TECHNOLOGY FROM THIRD PARTIES.

     The Company currently licenses and will continue to license certain technology integral to certain of its products from third parties. For example, the Company has obtained licenses from third parties of software for certain of its voice and fax products. While the Company believes that much of this technology is available from multiple sources, any difficulties in acquiring third-party technology licenses, or integrating the related third-party technology into its products, could result in delays in product development or upgrade until equivalent technology can be identified, licensed and integrated. The Company may require new licenses in the future as its business grows and technology evolves. The Company cannot assure you that these licenses will continue to be available to it on commercially reasonable terms, if at all, which could have a material adverse effect on the Company's business, financial condition and results of operations.

IF THE COMPANY IS UNABLE TO ATTRACT OR RETAIN KEY PERSONNEL, IT MAY BE UNABLE TO SUCCESSFULLY OPERATE ITS BUSINESS.

     The Company's success depends on a large part upon the continued contributions of its key management, sales and marketing, and engineering personnel, many of who perform important functions and would be difficult to replace. The Company does not have employment contracts with its key personnel. In addition, in order to grow its business, the Company must increase the number of engineering, sales, customer support and administrative personnel. There is intense competition in the Company's industry for qualified personnel, and, at times, the Company has experienced difficulty in recruiting qualified personnel. The Company may not be able to attract and retain the necessary personnel to accomplish its business objectives, and it may experience constraints that will adversely affect its ability to satisfy customer demand in a timely fashion or to support its customers and operations. The Company's inability to hire qualified personnel on a timely basis, or to retain its key personnel, could materially adversely affect the Company's business, financial condition and results of operations.

THE COMPANY'S PRODUCTS TYPICALLY HAVE LONG SALES CYCLES, CAUSING THE COMPANY TO EXPEND SIGNIFICANT RESOURCES BEFORE RECOGNIZING REVENUE.

     The length of the Company's sales cycle typically ranges from six to eighteen months and varies substantially from customer to customer. Prospective customers generally must commit significant resources to test and evaluate the Company's products and integrate them into larger systems. This evaluation period is often prolonged due to delays associated with approval processes that typically accompany the design and testing of new communications equipment by the Company's customers.

     In addition, the rapidly emerging and evolving nature of the markets in which the Company and its customers compete may cause prospective customers to delay their purchase decisions as they evaluate new technologies and develop and implement new systems. During the period in which the Company's customers are evaluating whether to place an order with the Company, it often incurs substantial sales and marketing expenses, without any assurance of future orders or their timing. Even after a customer places an order with the Company and its product is expected to be utilized in a product or service offering being developed by our customer, the timing of the development, introduction and implementation of those products is controlled by, and can vary significantly with the needs of, the Company's customers. In some circumstances, the customer will not require the product for several months. This complicates the Company's planning processes and reduces the predictability of the Company's earnings.

THE AVERAGE SELLING PRICES OF THE COMPANY'S PRODUCTS MAY DECREASE, WHICH COULD ADVERSELY AFFECT GROSS MARGINS AND REVENUE.

     Competitive pressures and rapid technological change may cause decreases of the average selling prices of the Company's products and services. In addition, as many of the Company's target customers are large OEM's with significant market power, the Company may face pressure from them for discounts in its pricing. Any significant erosion in the Company's average selling prices could impact its gross margins and have a material adverse effect on the Company's business, financial condition and results of operations.

THE COMPANY DERIVES A SIGNIFICANT PORTION OF ITS REVENUE FROM INTERNATIONAL SALES; INTERNATIONAL BUSINESS OPERATIONS ENTAIL ADDITIONAL RISKS.

     Risks arising from the Company's international business include currency fluctuation, political instability in other countries, the imposition of trade and tariff regulations by foreign governments and the difficulties in managing operations across disparate geographic areas. In addition, most countries require technical approvals from their telecommunications regulatory agencies for products that operate in conjunction with the telephone system. Obtaining these approvals is generally a prerequisite for sales in a given jurisdiction. Obtaining requisite approvals may require from two months to a year or more depending on the product and the jurisdiction. These or other factors may limit the Company's ability to sell its products and services in other countries, which could have a material adverse effect on the Company's business, financial condition and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
(IN THOUSANDS)

     The Company invests cash balances in excess of operating requirements in short-term securities, generally with maturities of 90 days or less. These securities consist of U.S. government notes and bonds, commercial paper, and certificates of deposit. The Company invests in marketable securities that consist of notes and bonds of various Federal agencies with maturities greater than 90 days. If the Company were to experience a 1% increase in the effective interest rate, the effect on the carrying value of marketable securities would be a decrease of $203. The Company's securities are considered available-for-sale for accounting purposes and any unrealized gain or loss is deferred as a component of other comprehensive income. In addition, the Company's working capital line of credit agreement provides for borrowings that bear interest at a variable rate equal to the lender's prime rate. As of December 31, 2000, the Company did not have any borrowings outstanding under the credit agreement. The Company believes that the effects, if any, of possible near-term changes in interest rates on the Company's financial position, results of operations and cash flows should not be material.

(IN THOUSANDS)

     The Company denominates substantially all sales in U.S. dollars and has limited expenses denominated in foreign currencies, generally from its operations in Belgium and the United Kingdom. Consequently, the Company has limited exposure to fluctuations in foreign currencies. The Company, to date, has not attempted to hedge this limited foreign currency exposure. The Company does not enter into financial instrument transactions for trading or other speculative purposes.

STOCK PRICE INFORMATION - NASDAQ NATIONAL MARKET SYSTEM ("BRKT")

The Company's common stock is quoted on the Nasdaq National Market under the symbol "BRKT." The following table shows the high and low sales prices per share of the common stock, as reported on the Nasdaq National Market, for the periods indicated:


                                    2000                                                       1999

QUARTER ENDED                  HIGH          LOW           QUARTER ENDED                  HIGH          LOW

March 31                      $50.75        $17.50           March 31                     $17.81       $10.00

June 30                       $30.00        $18.00           June 30                      $20.81        $9.88

September 30                  $43.50        $19.63           September 30                 $19.94       $12.81

December 31                   $32.75         $8.00           December 31                  $19.38       $11.25


OUTSIDE COUNSEL
Goodwin Procter  LLP
Boston, MA

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Boston, MA

SHAREHOLDER INFORMATION

     The Company has never paid cash dividends on its common stock. The Company presently does not anticipate paying any cash dividends in the foreseeable future. On March 9, 2001, there were 454 holders of record of the Company's common stock and the closing price of the common stock on the NASDAQ National Market System was $8.25 per share.

TRANSFER AGENT
State Street Bank and Trust Company
c/o EquiServe, Limited Partnership
P.O. Box 43010
Providence, RI  02940-3010
781-575-3400
www.equiserve.com

INFORMATION REQUESTS
A COPY OF THE FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION MAY BE OBTAINED WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY.

PLEASE ADDRESS REQUESTS TO:                  ANNUAL MEETING
Investor Relations                           Thursday, May 10, 2001 at 9:30 a.m.
Robert C. Leahy                              Brooktrout Corporate Headquarters
Vice President of Finance and Operations     250 First Avenue, Suite 300
Brooktrout, Inc.                             Needham, MA  02494-2814
250 First Avenue, Suite 300
Needham, MA  02494-2814

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

Eric R. Giler
President
Brooktrout, Inc.

David W. Duehren
Vice President of Research and Development, and Clerk
Brooktrout, Inc.

Robert G. Barrett
General Partner
Veracity Capital Partners

W. Brooke Tunstall
President
Brooke Tunstall Associates

David L. Chapman
President
NorthPoint Software Ventures, Inc.

EXECUTIVE OFFICERS

Eric R. Giler
President

David W. Duehren
Vice President of Research and Development, and Clerk

Robert C. Leahy
Vice President of Finance and Operations, and Treasurer

Heather Magliozzi
Vice President of Corporate Communications

R. Andrew O'Brien
Vice President and General Manager, New Public Networks Group

Jonathan J. Sirota
Vice President

John Ison
Vice President and General Manager, Enterprise Markets Group

John M. Faiman
Senior Vice President of Worldwide Sales

Mark Flanagan
President, Brooktrout Software, Inc.


37