Form 10-K405/A, Exhibit 13
period 2000-12-31
BROOKTROUT INC
filed 2001-11-08
CIK 754516

                                                                    Exhibit 13

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



     In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the Securities and Exchange Commission's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 for the year ended December 31, 2000 in the fourth quarter of 2000. Management determined that there was no material impact on the consolidated financial statements as a result of the adoption of SAB No. 101.



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

     SUMMARIZED FINANCIAL INFORMATION FOR DISCONTINUED SEGMENTS -



                                                                        YEARS ENDED DECEMBER 31,
                                                       -------------------------------------------------------------
                                                             2000                 1999                  1998
                                                       -----------------    ------------------    ------------------
Revenue:
    Brooktrout Software...........................      $      9,487            $     7,634           $   5,828
    Interspeed....................................             3,169                  5,066                  64
                                                       -----------------    ------------------    ------------------
Total revenue.....................................        $   12,656             $   12,700           $   5,892
                                                       =================    ==================    ==================

Loss from discontinued operations:

    Brooktrout Software, net of income taxes......        $   (4,212)            $   (1,946)         $   (2,218)
    Interspeed, net of income taxes...............           (13,962)                (7,239)             (3,110)
                                                       -----------------    ------------------    ------------------
Net loss..........................................        $  (18,174)             $  (9,185)         $   (5,328)
                                                       =================    ==================    ==================

Loss on disposal of discontinued operations:
    Brooktrout Software, net of income taxes........      $   (2,820)
    Interspeed, net of income tax benefit...........           4,733
                                                       -----------------
Total loss from discontinued operations.............      $    1,913
                                                       =================


     The effect on basic and diluted earnings per share for both of these discontinued segments is as follows:



                                                                            YEARS ENDED DECEMBER 31,
                                                         -----------------------------------------------------------
                                                             2000                  1999                  1998
                                                         ---------------     -------------------    ----------------
Discontinued operations:
Loss from discontinued operations per common share:
    Basic..............................................      $    (1.37)         $    (0.84)           $     (0.49)
    Diluted............................................      $    (1.28)         $    (0.79)           $     (0.46)

Loss on disposal per common share:
    Basic..............................................      $     0.16

    Diluted............................................      $     0.15

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



     For the years prior to and ended December 31, 1998, the Company owned 100% of Interspeed's capital stock. Accordingly, the Company recorded the results of Interspeed's operations using the consolidation method of accounting.

     On September 24, 1999, Interspeed sold 2 million shares of its common stock in an initial public offering at a price of $12 per share pursuant to a registration statement on Form S-1, as amended, under the Securities Act of 1933, as amended (the "Offering"). In the Offering, the Company sold 1.5 million shares of Interspeed common stock that it owned. Due to the sale of the 2 million shares of stock by Interspeed, the Company recorded additional paid-in capital of approximately $7.0 million, net of deferred tax, reflecting the increase in its investment in Interspeed, in accordance with SAB 51. In October, the Company sold an additional 425,000 shares of Interspeed common stock at a price of $12 per share pursuant to the underwriters' over allotment option. After these transactions, the Company owned approximately 6.1 million shares of Interspeed's outstanding common stock, or approximately 57% of the common shares outstanding as of December 31, 1999. These transactions resulted in a pre-tax gain of $19.9 million, net of offering related costs, in 1999. For the year ended December 31, 1999 the Company recorded the results of Interspeed's operations using the consolidation method of accounting.

     The Company's percentage ownership of Interspeed was approximately 57% as of December 31, 2000. During the year ended December 31, 2000, the Company accounted for Interspeed using the consolidation method of accounting.



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

11.  PURCHASE OF IN-PROCESS RESEARCH AND DEVELOPMENT



     The Company recorded a one-time charge of $2,550 in 2000 for the purchased research and development rights in a next generation line card technology, which when complete is expected to provide line interface at STS-1 density, protocol support, echo cancellation, voice compression and low level activities such as layer 2 call control and management in a 6U Compact PCI form factor. This project has not yet reached technological feasibility and has no alternative future use. At the time of the purchase the project was estimated to be approximately 60% complete. Successful completion is uncertain due to the complex nature of the project. It is unlike any other project that the Company had in process or had completed as of the time of the purchase.





     The Company expects to complete this project by December 31, 2001, and expects to begin benefiting from this technology in 2002. The remaining efforts to complete this project consist of the completion of the design of the hardware platform and software development. The costs to complete this project are expected to be in the range of $1,000 and $1,500. Some of the risks and uncertainties inherent in the estimated costs to complete and the attainment of completion, include the difficulty of predicting the duration of product development and the risks that changes in the product requirements will result in unexpected redesign activity.



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